Filed Pursuant to Rule 424(b)(4)
Registration No. 333-121444

Infosys Technologies Limited

14,000,000 American Depositary Shares

Representing

14,000,000 Equity Shares

14,000,000 American Depositary Shares, or ADSs, representing 14,000,000 of our equity shares are being sold by the selling shareholders. Included among the selling shareholders will be certain officers, directors and shareholders who beneficially own 5% or more of our equity shares. Collectively, our executive officers and directors will be selling 4,516,002 ADSs representing 4,516,002 equity shares in this offering. Each ADS offered represents one equity share. We will not receive any of the proceeds from this offering.

Our outstanding ADSs are traded on the Nasdaq National Market under the symbol “INFY.” The last reported sales price of our ADSs on Nasdaq on May 25, 2005 was $68.75 per ADS. Our equity shares are traded in India on the Stock Exchange, Mumbai and the National Stock Exchange of India Limited. The closing price for our equity shares on the Stock Exchange, Mumbai on May 25, 2005 was $50.04 assuming an exchange rate of Rs. 43.43 per dollar.

Investing in our ADSs involve certain risks, see “ Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial Price to Public	$67.0000	$938,000,000
Underwriting Discount	$1.3668	$19,135,200
Proceeds to Selling Shareholders, before expenses	$65.6332	$918,864,800

The selling shareholders have granted the underwriters an option exercisable within 7 days from the date of this prospectus to purchase up to an aggregate of an additional 2,000,000 ADSs, representing up to an additional 2,000,000 equity shares, from them at the initial price to the public, less the underwriting discount.

The underwriters and their respective selling agents are offering the ADSs subject to various conditions. The underwriters expect to deliver the ADSs in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on June 1, 2005.

Joint Bookrunners
Citigroup	Deutsche Bank Securities	Goldman Sachs (Asia) L.L.C.	UBS Investment Bank

Co-Managers

ABN AMRO Rothschild LLC	Banc of America Securities LLC	Nomura International
Prospectus Dated May 25, 2005

The World of Infosys

Corporate Headquarters
Global Development Center
Sales and Marketing Office
Business Continuity Center
Leadership, Development, Education and Training Centre

Sales and Marketing Offices

United States
Atlanta
Boston
Chicago
Dallas
Detroit
Fremont
Los Angeles
New Jersey
Reston
Seattle

Canada
Toronto

Europe
Belgium
France
Frankfurt, Germany
Italy
Stuttgart, Germany
Sweden
Switzerland
The Netherlands
United Kingdom
Waldorf, Rhineland, Germany

Asia Pacific
Beijing, China
Hong Kong
Japan
Melbourne, Australia
Shanghai, China
Sydney, Australia

Rest of the World
United Arab Emirates

India
Bangalore
Mumbai
New Delhi

Global Development Centers

India
Bangalore
Bhubaneswar
Chennai
Hyderabad
Mangalore
Mohali
Mysore
Pune
Thiruvananthapuram

Canada
Toronto

United States
Boston
Charlotte
Chicago
Dallas
Fremont
New Jersey
Phoenix

Europe
Croydon, UK
Czech Republic
London, UK

Asia Pacific
Mauritius
Melbourne
Shanghai
Tokyo

Business Continuity Center
Mauritius

Leadership, Development, Education and Training Centre
Mysore, India

SUMMARY

Our Company

We are a leading global technology services firm. We provide comprehensive end-to-end business solutions that leverage technology for our clients, including consulting, design, development, software re-engineering, maintenance, systems integration, package evaluation and implementation and infrastructure management services. We also provide software products to the banking industry. Through Progeon, our majority-owned subsidiary, we provide business process management services such as offsite customer relationship management, finance and accounting, and administration and sales order processing. Our clients rely on our solutions to enhance their business performance.

We utilize a distributed project management methodology, which we refer to as our Global Delivery Model, to divide projects into components that are executed simultaneously at client sites and at our global development centers in India and around the world. Our Global Delivery Model provides clients with seamless, high quality solutions in reduced timeframes, enabling our clients to achieve operating efficiencies and realize significant cost savings. To address changing industry dynamics, we continue to refine our Global Delivery Model. Through our Modular Global Sourcing framework, for example, we assist clients in evaluating and defining, on both a modular and enterprise-wide basis, the client’s business processes and applications that can be outsourced, and the capabilities required to effectively deliver those processes and applications to the organization.

We serve clients in the financial services, manufacturing, telecommunications, retail, utilities, logistics and other industries. Some of our top 25 clients by revenues (including their affiliates) in the core industries we serve include Aetna, DaimlerChrysler, DHL and Telstra. Our industry focus enables us to tailor solutions to address our clients’ business and technology needs.

We believe we have among the best talent in the Indian technology services industry, and we are committed to remain among the industry’s leading employers. In 2004, we ranked second on Dataquest India’s list of the Best Employers for the IT industry in India and Computerworld ranked us as one of the 100 Best Places to Work for IT Professionals in the United States. Recently, we were named “India’s Best Managed Company” based on a study conducted by Business Today and A.T. Kearney.

Our Industry

Changing economic and business conditions, rapid technological innovation, proliferation of the Internet and rapid globalization are creating an increasingly competitive market environment that is driving corporations to transform the manner in which they operate. Customers are increasingly demanding improved products and services with accelerated delivery times and at lower prices. In this environment, the ability to design, develop, implement, and maintain advanced technology platforms and solutions to address business and customer needs has become a competitive advantage and a priority for corporations worldwide. These developments have occurred at a time when corporations have been reluctant to expand their internal IT departments, thus increasing the reliance that corporations must place on their outsourced technology service providers. This trend of increasing reliance on external technology service providers is expected to continue to drive the future growth of outsourced technology services.

Outsourcing the development, management and ongoing maintenance of technology platforms and solutions has become increasingly important in this new environment. To meet their need for significantly higher quality, cost effective technology solutions, corporations are increasingly turning to offshore technology service providers. As a result, offshore technology service providers have become mainstream in the industry and continue to grow in recognition and sophistication, with India recognized as the premier destination for offshore technology services.

Our Competitive Strengths and Strategy

We believe our competitive strengths include:

Innovation and Leadership. We are a pioneer in the technology services industry. We were one of the first Indian companies to develop and apply a global delivery model and to achieve the highest level of technical certifications available.

Proven Global Delivery Model. Our onsite and offshore execution capabilities enable clients to achieve operating efficiencies and realize significant cost savings, while receiving seamless, high quality solutions in reduced timeframes.

Comprehensive and Sophisticated End-to-End Solutions. By offering comprehensive end-to-end solutions, we extend our network of relationships, broaden our dialogue with key decision makers within each client, increase the points of sale for developing new client relationships and diversify our service-mix concentration. As a result, we are able to capture a greater share of our clients’ technology budgets.

Commitment to Superior Quality and Process Execution. We have developed a sophisticated project management methodology to ensure timely, consistent and accurate delivery of superior quality solutions to maintain a high level of client satisfaction.

Long-Standing Client Relationships. Approximately 35.0% and 39.3% of our revenues from our top 100 clients during fiscal 2005 and 2004 have been contributed by entities that have been our clients since fiscal 1998. For fiscal 2005 and 2004, 95.4% and 93.4% of our revenue came from repeat business, which we define as revenue from a client who also contributed to our revenue during the prior fiscal year.

Status as an Employer of Choice. Our reputation as a leader in the technology services industry enables us to attract and retain the best available talent in India. We have a presence in nine cities in India, which allows us to more easily accommodate prospective employees’ specific geographic preferences.

Ability to Scale. We have successfully managed our growth by recruiting, training and rapidly deploying new professionals and investing in infrastructure allowing us to bid for and execute large-scale, long-term projects in an efficient and cost-competitive manner.

In order to further enhance our position as a leading global technology services company, our strategy is to increase business from existing and new clients, expand geographically, continue to invest in employees, infrastructure and technology, enhance our solution set, continue to develop deep industry knowledge, enhance our brand visibility and pursue alliances and strategic acquisitions.

Our revenues grew from $414 million in fiscal 2001 to $1,592 million in fiscal 2005, representing a compound annual growth rate of 40.0%. Our net income grew from $132 million to $419 million during the same period, representing a compound annual growth rate of 33.5%. Between March 31, 2001 and March 31, 2005, our total employees grew from approximately 9,800 to approximately 36,800, representing a compound annual growth rate of 39.2%.

We were founded in 1981. We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. In August 2003, we completed a sponsored secondary offering of ADSs in the United States on behalf of our shareholders.

Our principal executive offices are located at Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100, and our telephone number at that address is +91 (80) 2852-0261. Our wholly owned subsidiaries are Infosys Technologies (Australia) Pty. Limited, or Infosys Australia, Infosys Technologies (Shanghai) Co. Limited, or Infosys China, and Infosys Consulting Inc., or Infosys Consulting. Progeon Limited, or Progeon, is our majority owned subsidiary. Our website addresses are www.infosys.com and www.infy.com and do not constitute a part of this prospectus.

The Offering

The Offering	14,000,000 ADSs representing 14,000,000 equity shares, and constituting approximately 5.2% of our issued and outstanding equity shares, which is expected to include a public offering without listing in Japan, referred to herein as the Japanese Public Offering.

Selling Shareholders	See “Principal and Selling Shareholders” for more information on the selling shareholders in this transaction. Included among the selling shareholders will be certain officers, directors and shareholders who beneficially own 5% or more of our equity shares.

The ADSs	Each offered ADS represents one equity share, par value Rs. 5 per share. The offered ADSs are evidenced by American Depositary Receipts. See “Description of American Depositary Shares” and “Description of Equity Shares” in this prospectus.

ADSs Outstanding After this Offering	35,755,180 (assumes no exercise of the underwriters’ option to purchase additional ADSs).

Equity Shares Outstanding Before and After this Offering	270,781,131

Offering Price	The offered ADSs are being offered at a price of $67.00 per ADS.

Over-allotments	The selling shareholders have granted the underwriters an option exercisable within 7 days from the date of this prospectus to purchase up to an aggregate of an additional 2,000,000 ADSs, representing an additional 2,000,000 equity shares, from them at the initial price to the public, less the underwriting discount.

Depositary	Deutsche Bank Trust Company Americas.

Use of Proceeds	We will not receive any of the proceeds from the sale of these ADSs.

Listing	We are listing the offered ADSs on Nasdaq. Our outstanding equity shares are principally traded in India on The Stock Exchange, Mumbai (BSE) and The National Stock Exchange (NSE).

Nasdaq National Market Symbol for ADSs	INFY

The Indian Invitation to Offer

We prepared and distributed to all holders of our equity shares an invitation to offer their equity shares for sale in this offering pursuant to Indian regulations. Our invitation to offer was mailed only to holders of equity shares at their addresses in India. Holders of ADSs are not eligible to participate in the transactions contemplated by the invitation to offer. We are not purchasing any equity shares in this transaction. Equity shares will be purchased solely by the underwriters from the selling shareholders. Under the terms of the invitation to offer, the related letter of transmittal, escrow agreement and other documents, the shares to be sold by the selling shareholders are being held in escrow by ICICI Bank Limited, as escrow agent, until such time as they are required to be deposited with ICICI Bank Limited, as custodian on behalf of Deutsche Bank Trust Company Americas, the Depositary, against the issuance of ADSs representing such shares and to be delivered to the underwriters under the terms of the underwriting agreement entered into by us, the underwriters and the selling shareholders. The successful completion of these transactions by us, the selling shareholders and the escrow agent is a condition precedent to the underwriters’ obligation to purchase any ADSs in this offering.

Summary Consolidated Financial Data

($ in millions, except per equity share data)

You should read the summary consolidated financial data below in conjunction with the consolidated financial statements, the related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus. The summary consolidated statements of income for the five years ended March 31, 2005 and the summary consolidated balance sheet data as of March 31, 2001, 2002, 2003, 2004 and 2005 have been prepared and presented in accordance with U.S. GAAP and have been derived from our audited consolidated financial statements and related notes. Historical results are not necessarily indicative of future results. The information presented below reflects our 4-for-1 stock split effected in the form of a stock dividend in July 2004.

	Fiscal Year ended March 31,
	2001	2002	2003	2004	2005
			(1)	(1),(2)	(1),(2),(3)
Statements of Income Data
Revenues	$414	$545	$754	$1,063	$1,592
Cost of revenues including amortization of stock compensation expense	217	294	417	603	904
Gross profit	197	251	337	460	688
Operating Expenses:
Selling and marketing expenses	21	27	56	77	103
General and administrative expenses	37	44	58	82	127
Amortization of stock compensation expense	2	2	2	1	—
Amortization of intangible assets	—	—	2	7	2
Total operating expenses	60	73	118	167	232
Operating income	137	178	219	293	456
Gain on sale of long term investment	—	—	—	—	11
Other income, net	10	14	18	28	24
Income before income taxes	147	192	237	321	491
Provision for income taxes	15	28	42	51	72
Net income	$132	$164	$195	$270	$419
Earnings per Equity Share:
Basic	$0.50	$0.63	$0.74	$1.03	$1.57
Diluted	$0.49	$0.62	$0.73	$1.01	$1.52
Weighted Average Equity Shares used in computing earnings per Equity Share:
Basic	263,085,024	262,226,592	262,284,008	262,780,308	266,901,033
Diluted	266,858,956	264,339,496	265,916,036	267,166,236	273,590,413
Cash dividend per Equity Share	$0.03	$0.09	$0.13	$0.16	$0.75	(4)

	As of March 31,
	2001	2002	2003	2004	2005
Balance Sheet Data
Cash and cash equivalents	$124	$210	$354	$445	$410
Investments in liquid mutual fund units	—	—	—	218	278
Total assets	342	471	704	1,132	1,454
Preferred stock of subsidiary	—	—	10	22	21
Total stockholders’ equity	312	442	626	953	1,253

(1)	The information for fiscal 2003, fiscal 2004 and fiscal 2005 includes the results of operations of Progeon Limited (Progeon), a consolidated subsidiary.

(2)	The information for fiscal 2004 and fiscal 2005 includes the results of Infosys Technologies (Australia) Pty. Limited (Infosys Australia) and Infosys Technologies (Shanghai) Co. Limited (Infosys China), both consolidated subsidiaries.

(3)	The information for fiscal 2005 includes the results of Infosys Consulting, Inc. (Infosys Consulting), a consolidated subsidiary.

(4)	Cash dividend per equity share includes a special one-time dividend of $0.56 per equity share paid in June 2004.

RISK FACTORS

This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this prospectus. The following risk factors should be considered carefully in evaluating us and our business before purchasing the offered ADSs.

Risks Related to Our Company and Our Industry

Our revenues and expenses are difficult to predict and can vary significantly from quarter to quarter, which could cause our share price to decline.

Our revenues and profitability have grown rapidly in recent years and are likely to vary significantly in the future from period to period. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. It is possible that in the future some of our results of operations may be below the expectations of market analysts and our investors, which could cause the share price of our equity shares and our ADSs to decline significantly.

Factors which affect the fluctuation of our operating results include:

•	the size, timing and profitability of significant projects;

•	changes in our pricing policies or the pricing policies of our competitors;

•	the proportion of services that we perform at our development centers or at our client sites;

•	the effect of wage pressures, seasonal hiring patterns, attrition, and the time required to train and productively utilize new employees, particularly information technology, or IT, professionals;

•	the size and timing of facilities expansion;

•	expenditures in connection with the submission of proposals for larger, more complex client engagements;

•	unanticipated cancellations, contract terminations, deferrals of projects or delays in purchases, including those resulting from our clients’ efforts to comply with regulatory requirements, such as the Sarbanes-Oxley Act of 2002, or those occurring as a result of our clients reorganizing their operations;

•	utilization of billable employees; and

•	unanticipated variations in the duration, size and scope of our projects, as well as changes in the corporate decision-making process of our client base.

A significant part of our total operating expenses, particularly expenses related to personnel and facilities, are fixed in advance of any particular period. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates, or the accuracy of our estimates of the resources required to complete ongoing projects, may cause significant variations in our operating results in any particular period.

There are also a number of factors, other than our performance, that are not within our control that could cause fluctuations in our operating results from period to period. These include:

•	the duration of tax holidays or tax exemptions and the availability of other incentives from the Government of India;

•	currency fluctuations, particularly when the rupee appreciates in value against the dollar, since the majority of our revenues are in dollars and a significant part of our costs are in rupees; and

•	other general economic factors.

We may not be able to sustain our previous profit margins or levels of profitability.

Our profitability could be affected by pricing pressures on our services, volatility of the rupee against the dollar and other currencies and increased wage pressures in India. Since fiscal 2003, we have incurred substantially higher selling and marketing expenses as we have invested to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients. We expect increased selling and marketing expenses in the future, which could result in declining profitability. In addition, while our Global Delivery Model allows us to manage costs efficiently, as the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future, which would also have an adverse impact on our profit margins.

The economic environment, pricing pressure and rising wages in India could negatively impact our revenues and operating results.

Spending on technology products and services in most parts of the world has recently increased after a two-year decreasing trend due to a challenging global economic environment. Our ability to maintain or increase pricing is restricted as clients often expect that as we do more business with them, they will receive volume discounts or special pricing incentives. Existing and new customers are also increasingly using third-party consultants with broad market knowledge to assist them in negotiating contractual terms. Large U.S. multinational companies are establishing larger offshore operations in India, resulting in wage pressures for Indian companies. Pricing pressures from our clients, wage pressures in India and an increase in our sales and marketing expenditures have also negatively impacted our operating results.

If economic growth slows, our utilization and billing rates for our technology professionals could be adversely affected, which may result in lower gross and operating profits.

Any inability to manage our growth could disrupt our business and reduce our profitability.

We have grown significantly in recent periods. Between March 31, 2001 and March 31, 2005 our total employees grew from approximately 9,800 to approximately 36,800. In addition, in the last five fiscal years we have undertaken and continue to undertake major expansions of our existing facilities, as well as the construction of new facilities.

We expect our growth to place significant demands on our management and other resources. Our growth will require us to continuously develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in:

•	recruiting, training and retaining sufficient skilled technical, marketing and management personnel;

•	adhering to and further improving our high quality and process execution standards;

•	preserving our culture, values and entrepreneurial environment;

•	successfully expanding the range of services offered to our clients;

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems; and

•	maintaining high levels of client satisfaction.

Our growth strategy also relies on the expansion of our operations to other parts of the world, including Europe, Australia and other parts of Asia. In October 2003, we established Infosys China and in January 2004 we acquired Infosys Australia to expand our operations in those countries. In April 2004, we formed Infosys Consulting to focus on consulting services in the United States and announced our intention to hire aggressively in the United States. The costs involved in entering these markets may be higher than expected and we may face significant competition in these regions. Our inability to manage our expansion and related growth in these regions may have an adverse effect on our business, results of operations and financial condition.

We may face difficulties in providing end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.

Over the past several years, we have been expanding the nature and scope of our engagements by extending the breadth of services we offer. The success of some of our newer service offerings, such as operations and business process consulting, IT consulting, business process management, systems integration and infrastructure management, depends, in part, upon continued demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. In addition, our ability to effectively offer a wider breadth of end-to-end business solutions depends on our ability to attract existing or new clients to these service offerings. To obtain engagements for our end-to-end solutions, we also are more likely to compete with large, well-established international consulting firms as well as other India-based technology services companies, resulting in increased competition and marketing costs. Accordingly, our new service offerings may not effectively meet client needs and we may be unable to attract existing and new clients to these service offerings.

The increased breadth of our service offerings may result in larger and more complex client projects. This will require us to establish closer relationships with our clients and potentially with other technology service providers and vendors, and require a more thorough understanding of our client’s operations. Our ability to establish these relationships will depend on a number of factors including the proficiency of our technology professionals and our management personnel.

Larger projects often involve multiple components, engagements or stages, and a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. These terminations, cancellations or delays may result from the business or financial condition of our clients or the economy generally, as opposed to factors related to the quality of our services. Cancellations or delays make it difficult to plan for project resource requirements, and resource planning inaccuracies may have a negative impact on our profitability.

Intense competition in the market for technology services could affect our cost advantages, which could reduce our share of business from clients and decrease our revenues.

The technology services market is highly competitive. Our competitors include large consulting firms, captive divisions of large multinational technology firms, infrastructure management services firms, Indian technology services firms, software companies and in-house IT departments of large corporations.

The technology services industry is experiencing rapid changes that are affecting the competitive landscape, including recent divestitures and acquisitions that have resulted in consolidation within the industry. These changes may result in larger competitors with significant resources. In addition, some of our competitors have added or announced plans to add cost-competitive offshore capabilities to their service offerings. These competitors may be able to offer their services using the offshore and onsite model more efficiently than we can. Many of these competitors are also substantially larger than us and have significant experience with international operations. We may face competition from these competitors in countries where we currently operate, as well as in countries in which we expect to expand our operations. We also expect additional competition from technology services firms with current operations in other countries, such as China and the Philippines. Many of our competitors have significantly greater financial, technical and marketing resources, generate greater revenues, have more extensive existing client relationships and technology partners and have greater brand recognition than we do. We may be unable to compete successfully against these competitors, or may lose clients to these competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs.

Our revenues are highly dependent upon a small number of clients, and the loss of any one of our major clients could significantly impact our business.

We have historically earned, and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of corporate clients. In fiscal 2005 and 2004, our largest client accounted for

5.5% and 5.0% of our total revenues, and our five largest clients together accounted for 21.0% and 22.6% of our total revenues. The volume of work we perform for specific clients is likely to vary from year to year, particularly since we historically have not been the exclusive external technology services provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues.

There are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. In certain cases, we have significantly reduced the services provided to a client when the client either changed its outsourcing strategy by moving more work in-house or replaced its existing software with packaged software supported by the licensor. Reduced technology spending in response to a challenging economic or competitive environment may also result in our loss of a client. If we lose one of our major clients or one of our major clients significantly reduces its volume of business with us, our revenues and profitability could be reduced.

Our revenues are highly dependent on clients primarily located in the United States as well as clients concentrated in certain industries, and economic slowdowns or factors that affect the economic health of the United States and these industries may affect our business.

In fiscal 2005 and 2004, approximately 64.2% and 70.0% of our revenues were derived from the United States. For the same periods, we earned 34.5% and 36.6% of our revenues from the financial services industry, and 14.5% and 14.8% from the manufacturing industry. If the current economic recovery in the United States does not continue, our clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability. Further, any significant decrease in the growth of the financial services industry, or significant consolidation in that industry or decrease in growth or consolidation in other industry segments on which we focus, may reduce the demand for our services and negatively affect our revenues and profitability.

Our revenues could be significantly affected if the governments in geographies in which we operate restrict companies from outsourcing work to non-domestic corporations.

Recently, some countries and organizations have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs. In the United States, in particular, there has been increasing political and media attention following the growth of offshore outsourcing. Any changes to existing laws or the enactment of new legislation restricting offshore outsourcing may adversely impact our ability to do business in the United States, which is the largest market for our services. In the last two years, some U.S. states have proposed legislation restricting government agencies from outsourcing their back office processes and IT solutions work to companies outside the United States or have enacted laws that limit or discourage such outsourcing. Such laws restrict our ability to do business with U.S. government-related entities. It is also possible that U.S. private sector companies working with these governmental entities may be restricted from outsourcing projects related to government contracts or may face disincentives if they outsource certain operations. Any of these events could adversely affect our revenues and operating profitability.

Our success depends in large part upon our highly skilled technology professionals and our ability to attract and retain these personnel.

Our ability to execute projects and to obtain new clients depends largely on our ability to attract, train, motivate and retain highly skilled technology professionals, particularly project managers and other mid-level professionals. If we cannot hire and retain additional qualified personnel, our ability to bid for and obtain new projects, and to continue to expand our business will be impaired and our revenues could decline. We believe that there is significant worldwide competition for technology professionals with the skills necessary to perform the services we offer. In 2004 and 2005, hiring in India by technology companies increased significantly. Excluding Progeon and our other subsidiaries, we added approximately 8,000 and 8,800 new jobs, net of attrition, in fiscal

2004 and 2005. Increased demand for technology professionals has also led to an increase in attrition rates. We estimate the attrition rate in the Indian technology services industry, which excludes the business process management industry, to be approximately 20% annually, with our comparable attrition rate in fiscal 2004 and 2005 being 10.5% and 9.7%, respectively, without accounting for attrition in Progeon or our other subsidiaries. We may not be able to hire and retain enough skilled and experienced technology professionals to replace those who leave. Additionally, we may not be able to redeploy and retrain our technology professionals to keep pace with continuing changes in technology, evolving standards and changing client preferences. Also, the suspension of stock option grants under our employee stock option plans could have an adverse impact on employee retention. Our inability to attract and retain technology professionals may have a material adverse effect on our business, results of operations and financial condition.

We currently have operations, including a development center, in Pune in the State of Maharashtra, India. Recently, the Maharashtra state government introduced legislation requiring that certain employers in the State give preferential hiring treatment to various under-represented groups resident within the State. The quality of our work force is critical to our business. If the legislation becomes effective, our ability to hire the most highly qualified technology professionals in the State of Maharashtra may be hindered.

Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.

We are highly dependent on the senior members of our management team, including the continued efforts of our Chairman, our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer, other executive members of the board and the management council, which consists of executive and other officers. Our future performance will be affected by any disruptions in the continued service of these persons. We do not maintain key man life insurance for any of the senior members of our management team or other key personnel. Competition for senior management in our industry is intense, and we may not be able to retain such senior management personnel or attract and retain new senior management personnel in the future. The loss of any member of our senior management or other key personnel may have a material adverse effect on our business, results of operations and financial condition.

Our failure to complete fixed-price, fixed-timeframe contracts within budget and on time may negatively affect our profitability.

As an element of our business strategy, we offer a portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. In fiscal 2005 and 2004, revenues from fixed-price, fixed-timeframe projects accounted for 30.0% and 33.7% of our total services revenues. Although we use our software engineering methodologies and processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-timeframe projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to estimate accurately the resources and time required for a project, future wage inflation rates, or currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer.

Our client contracts can typically be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability.

Our clients typically retain us on a non-exclusive, project-by-project basis. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis, can be terminated with or without cause, with between zero and 90 days’ notice and without any termination-related penalties. Additionally, our contracts with clients are typically limited to discrete projects without any commitment to a specific volume of business or future work. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside our control which might lead to termination of a project or the loss of a client, including:

•	financial difficulties for a client;

•	a change in strategic priorities, resulting in a reduced level of technology spending;

•	a demand for price reductions;

•	a change in outsourcing strategy by moving more work to the client’s in-house technology departments or to our competitors; and

•	the replacement by our clients of existing software with packaged software supported by licensors.

Our inability to control the termination of client contracts could have a negative impact on our financial condition and results of operations.

Our client contracts are often conditioned upon our performance, which, if unsatisfactory, could result in less revenue than previously anticipated.

A number of our contracts have incentive-based or other pricing terms that condition some or all of our fees on our ability to meet defined performance goals or service levels. Our failure to meet these goals or a client’s expectations in such performance-based contracts may result in a less profitable or an unprofitable engagement.

Some of our long-term client contracts contain benchmarking provisions which, if triggered, could result in lower future revenues and profitability under the contract.

As the size and duration of our client engagements increases, clients may require benchmarking provisions. Benchmarking provisions allow a customer in certain circumstances to request a benchmark study prepared by an agreed upon third-party comparing our pricing, performance and efficiency gains for delivered contract services to that of an agreed upon list of other service providers for comparable services. Based on the results of the benchmark study and depending on the reasons for any unfavorable variance, we may be required to reduce the pricing for future services to be performed under the balance of the contract, which could have an adverse impact on our revenues and profitability.

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and the industries on which we focus.

The technology services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may fail to anticipate or respond to these advances in a timely basis, or, if we do respond, the services or technologies we develop may not be successful in the marketplace. Further, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, Nasdaq National Market rules, Securities and Exchange Board of India rules, and Indian stock market listing regulations are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment requires the commitment of significant financial and managerial resources. We have formed an internal control steering committee, engaged outside consultants and adopted a detailed project work plan to assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified, and validate through testing that our controls are functioning as documented. Our independent auditors may be unable to issue unqualified attestation reports on management’s assessment on the operating effectiveness of our internal controls over financial reporting.

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, Chief Executive Officer, and Chief Financial Officer could face an increased risk of personal liability in connection with their performance of duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations and standards differ, our business and reputation may be harmed.

Disruptions in telecommunications, system failures, or virus attacks could harm our ability to execute our Global Delivery Model, which could result in client dissatisfaction and a reduction of our revenues.

A significant element of our distributed project management methodology, which we refer to as our Global Delivery Model, is to continue to leverage and expand our global development centers. We currently have 33 global development centers located in various countries around the world. Our global development centers are linked with a telecommunications network architecture that uses multiple service providers and various satellite and optical links with alternate routing. We may not be able to maintain active voice and data communications between our various global development centers and between our global development centers and our clients’ sites at all times due to disruptions in these networks, system failures or virus attacks. Any significant failure in our ability to communicate could result in a disruption in business, which could hinder our performance or our ability to complete client projects on time. This, in turn, could lead to client dissatisfaction and a material adverse effect on our business, results of operations and financial condition.

We may be liable to our clients for damages caused by disclosure of confidential information or system failures.

We are often required to collect and store sensitive or confidential client and customer data. Many of our client agreements do not limit our potential liability for breaches of confidentiality. If any person, including any of our employees, penetrates our network security or misappropriates sensitive data, we could be subject to significant liability from our clients or from our clients’ customers for breaching contractual confidentiality provisions or privacy laws. Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems, systems failure or otherwise, could damage our reputation and cause us to lose clients.

Many of our contracts involve projects that are critical to the operations of our clients’ businesses, and provide benefits which may be difficult to quantify. Any failure in a client’s system or breaches of security could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for consequential damages in rendering our services, these limitations on liability may be unenforceable in some cases, or may be insufficient to protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors or omissions, however, this coverage may not continue to be available on reasonable terms and may be unavailable in sufficient amounts to cover one or more large claims. Also an insurer might disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results.

We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.

As of March 31, 2005, we had contractual commitments of approximately $63 million for capital expenditures. We may encounter cost overruns or project delays in connection with new facilities. These expansions may increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

We may be unable to recoup our investment costs to develop our software products.

In fiscal 2005 and 2004, we earned 3.0% and 2.8% of our total revenue from the sale of software products. The development of our software products requires significant investments. The markets for our primary suite of software products that we call Finacle® are competitive. Our current software products or any new software products that we develop may not be commercially successful and the costs of developing such new software products may not be recouped. Since software product revenues typically occur in periods subsequent to the periods in which the costs are incurred for the development of such software products, delayed revenues may cause periodic fluctuations in our operating results.

Our insiders are significant shareholders, may control the election of our board and may have interests which conflict with those of our other shareholders or holders of our ADSs.

Our executive officers and directors, together with members of their immediate families, beneficially owned, in the aggregate, 22.2% of our issued equity shares as of May 19, 2005. As a result, acting together, this group has the ability to exercise significant control over most matters requiring our shareholders’ approval, including the election and removal of directors and significant corporate transactions.

We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.

We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to enhance our business. For example, we recently acquired Infosys Australia, established Infosys China and established Infosys Consulting in the United States. It is possible that we may not identify suitable acquisitions, candidates for strategic investment or strategic partnerships, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us, or at all. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects.

If we acquire a company, we could have difficulty in assimilating that company’s personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. As of the date of this prospectus, we have no agreements to enter into any material acquisition, investment, partnership, joint venture or alliance.

We may make strategic investments in early-stage technology start-up companies in order to gain experience in or exploit niche technologies. However, our investments may not be successful. For example, in fiscal 2004, we made loss provisions of $2 million related to these investments. The lack of profitability of any of our investments could have a material adverse effect on our operating results.

Our earnings will be adversely affected once we change our accounting policies with respect to the expensing of stock options.

We do not currently deduct the expense of employee stock option grants from our income based on the fair value method. We have adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. In December 2004, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), Share-Based Payment requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. The unamortized stock compensation expense as of March 31, 2005 as determined under the fair value method is approximately $15 million. Pursuant to the Securities and Exchange Commission Release No. 33-8568, we are required to adopt SFAS 123R from April 1, 2006. The change in the standard will adversely affect our operating results if we make any future grants. However, had compensation cost for our stock-based compensation plan been determined in a manner consistent with the existing fair value approach described in SFAS No. 123, our net income as reported would have been reduced to the pro forma amounts of approximately $393 million, $223 million and $138 million in fiscal 2005, fiscal 2004 and fiscal 2003.

Risks Related to Investments in Indian Companies and International Operations Generally

Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us or otherwise changes its tax policies in a manner that is adverse to us.

Currently, the Government of India provides tax benefits to companies that export software from specially designated software technology parks in India. These tax benefits include a 10-year tax holiday from Indian corporate income taxes. Currently, we benefit from the 10-year tax holiday on Indian corporate income taxes for the operation of most of our Indian facilities, and as a result, our operations have been subject to relatively low tax liabilities. These tax incentives resulted in a decrease in our income tax expense of $126 million and $78 million for fiscal 2005 and 2004 compared to the effective tax rates that we estimate would have applied if these incentives had not been available.

The Finance Act, 2000 phases out the 10-year tax holiday, such that it is available only until the earlier of fiscal year 2009 or 10 years after the commencement of a company’s undertaking. When our tax holidays expire or terminate, our tax expense will materially increase, reducing our profitability.

In addition, the Finance Act, 2005 has created a fringe benefits tax that is levied on employers starting from April 1, 2005. Under this fringe benefits tax, employers are required to pay a tax of 30% (exclusive of applicable surcharge and cess) on the taxable value of the fringe benefits or privileges that are provided or deemed to be provided to employees on a collective, rather than individual, basis. This tax scheme could result in an increase of our expenses, and could adversely affect our profitability.

Wage pressures in India may prevent us from sustaining our competitive advantage and may reduce our profit margins.

Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive strengths. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. Wages in India are increasing at a faster rate than in the United States, which could result in increased costs for technology professionals, particularly project managers and other mid-level professionals. In addition, India has shown the highest average wage increases in the Asia-Pacific region in 2004, particularly in the technology sector. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive with other employers, or seek to recruit in other low labor cost jurisdictions to keep our wage costs low. Compensation increases may result in a material adverse effect on our business, results of operations and financial condition.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

Terrorist attacks, such as the attacks of September 11, 2001 in the United States and other acts of violence or war, such as the continuing conflict in Iraq, have the potential to have a direct impact on our clients. To the extent that such attacks affect or involve the United States, our business may be significantly impacted, as the majority of our revenues are derived from clients located in the United States. In addition, such attacks may make travel more difficult, may make it more difficult to obtain work visas for many of our technology professionals who are required to work in the United States, and may effectively curtail our ability to deliver our services to our clients. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Many of our clients, in particular for our newer services, such as business process management and infrastructure management services, visit several technology services firms prior to reaching a decision on vendor selection. Terrorist threats, attacks or war could make travel more difficult and delay, postpone or cancel decisions to use our services.

Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States, which could hamper our growth and cause our revenues to decline.

The vast majority of our employees are Indian nationals. Most of our projects require a portion of the work to be completed at the client’s location. The ability of our technology professionals to work in the United States, Europe and in other countries depends on the ability to obtain the necessary visas and work permits. As of March 31, 2005, the majority of our technology professionals in the United States held either H-1B visas (approximately 4,350 persons, not including Progeon employees or employees of our wholly owned subsidiaries), allowing the employee to remain in the United States during the term of the work permit and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas (approximately 700 persons, not including Progeon employees or employees of our wholly owned subsidiaries), allowing the employee to stay in the United States only temporarily. Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that the U.S. Citizenship and Immigration Services, or CIS, may approve in any government fiscal year. In 2000, the United States temporarily increased the annual limit for H-1B visas to 195,000, however, this increase expired in 2003 and the limit was returned to 65,000 annually. In November 2004, the United States Congress passed a measure that would increase the number of available H-1B visas for 2004 to 85,000. This legislation increases the H1-B visa quota by approximately 20,000 visas but these visas are only available to skilled workers who possess a Master’s or higher degree from educational institutions in the United States. The increase is expected to be fully utilized. Further, in response to the terrorist attacks in the United States, the CIS has increased its level of scrutiny in granting new visas. This may, in the future, also lead to limits on the number of L-1 visas granted. The recent 2005 Appropriations Bill further precludes foreign companies from obtaining L-1 visas for employees with specialized knowledge: (1) if such employees will be stationed primarily at the worksite of another company in the U.S. and the employee will not be controlled and supervised by his employer, or (2) if the placement is essentially an arrangement to provide labor for hire rather than in connection with the employee’s specialized knowledge. Immigration laws in the United States may also require us to meet certain levels of compensation, and to comply with other legal requirements, including labor certifications, as a condition to obtaining or maintaining work visas for our technology professionals working in the United States.

Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our technology professionals. Our reliance on work visas for a significant number of technology professionals makes us particularly vulnerable to such changes and variations as it affects our ability to staff projects with technology professionals who are not citizens of the country where the work is to be performed. As a result, we may not be able to obtain a sufficient number of visas for our technology professionals or may encounter delays or additional costs in obtaining or maintaining the conditions of such visas.

Changes in the policies of the Government of India or political instability could delay the further liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our business and prospects.

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The current Government of India, formed in May 2004, has announced policies and taken initiatives that support the continued economic liberalization policies pursued by previous governments. However, these liberalization policies may not continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, and our business in particular.

Political instability could also delay the reform of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Currency fluctuations may affect the value of our ADSs.

Our functional currency is the Indian rupee although we transact a major portion of our business in several currencies and accordingly face foreign currency exposure through our sales in the United States and elsewhere and purchases from overseas suppliers in dollars. Historically, we have held a substantial majority of our cash funds in rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, other income, cost of services sold, gross margin and net income, which may in turn have a negative impact on our business, operating results and financial condition. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, the results of our operations are adversely affected as the rupee appreciates against the dollar.

We have sought to reduce the effect of exchange rate fluctuations on our operating results by purchasing derivative instruments such as foreign exchange forward contracts to cover a portion of outstanding accounts receivable. As of March 31, 2005 and March 31, 2004, we had outstanding forward contracts in the amount of $353 million and $149 million. This increase is primarily attributable to our decision to actively hedge our foreign currency exposure given the recent volatility of the Indian rupee against the U.S. dollar. We may not purchase derivative instruments adequate to insulate ourselves from foreign currency exchange risks. Additionally, the policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately.

Fluctuations in the exchange rate between the rupee and the dollar will also affect the dollar conversion by Deutsche Bank Trust Company Americas, the Depositary, of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, these fluctuations will affect the dollar equivalent of the rupee price of equity shares on the Indian stock exchanges and, as a result, the prices of our ADSs in the United States, as well as the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the Depositary under the Depositary Agreement. Holders may not be able to convert rupee proceeds into dollars or any other currency, and there is no guarantee of the rate at which any such conversion will occur, if at all.

Our international expansion plans subject us to risks inherent in doing business internationally.

Currently, we have global development centers in nine countries around the world, with our largest development centers located in India. We have recently established or intend to establish new development facilities, potentially in Southeast Asia, Africa, Latin America and Europe. In October 2003, we established Infosys China and in January 2004 we acquired Infosys Australia to expand our operations in those countries. In April 2004, we formed Infosys Consulting to focus on consulting services in the United States. Because of our limited experience with facilities outside of India, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, restrictions on the import and export of certain technologies and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. As an international company, our offshore and onsite operations may be impacted by disease, health epidemics and local political instability. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries.

It may be difficult for you to enforce any judgment obtained in the United States against us, the selling shareholders or our affiliates.

We are incorporated under the laws of India and many of our directors and executive officers reside outside the United States. Additionally, we believe that most of the selling shareholders who are participating in this offering reside outside of the United States. Virtually all of our assets and the assets of many of these persons are located outside the United States. As a result, you may be unable to effect service of process upon us outside India or upon such persons outside their jurisdiction of residence. In addition, you may be unable to enforce judgments against us in courts outside of India, or against these persons outside the jurisdiction of their residence, if such judgments are obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.

The United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment that has been obtained in the United States. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999, to execute such a judgment or to repatriate any amount recovered.

The laws of India do not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights. We may also be subject to third party claims of intellectual property infringement.

We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. However, the laws of India do not protect proprietary rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information.

The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly. For instance, on September 9, 2004 the Intellectual Property Appellate Board of India, or IPAB, upheld an application made by an infringer of the INFOSYS trademark, Jupiter International Limited (formerly called Jupiter Infosys Limited), and ordered the cancellation of our registration of the INFOSYS trademark in certain protected intellectual property classes. We moved a Special Leave Petition before the Supreme Court of India to stay the order of the IPAB. On October 12, 2004, the Supreme Court of India stayed the order of the IPAB temporarily. On March 11, 2005, Jupiter filed a response and we filed a rejoinder on May 9, 2005. The matter has been listed for hearing before the Supreme Court of India. Based on our present knowledge, we believe that we will prevail in this action and that the action will not have any material impact on our results of operations or financial position. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increase, we believe that companies in our industry will face more frequent infringement claims. Defense against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our company.

Although there are currently no material pending or threatened intellectual property claims against us, infringement claims may be asserted against us in the future. However, if we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all.

Our ability to acquire companies organized outside India depends on the approval of the Government of India and/or the Reserve Bank of India and failure to obtain this approval could negatively impact our business.

Generally, the Reserve Bank of India must approve any acquisition by us of any company organized outside of India. The Reserve Bank of India has recently permitted acquisitions of companies organized outside of India by an Indian party without approval in the following circumstances:

•	if the transaction consideration is paid in cash, the transaction value does not exceed 200% of the net worth of the acquiring company as on the date of the latest audited balance sheet, or unless the acquisition is funded with the acquiring company’s existing foreign currency accounts or with cash proceeds from the issue of ADRs/GDRs; or

•	if the transaction consideration is paid in stock (i.e. by issue of ADRs/GDRs) the transaction value does not exceed ten times the acquiring company’s previous fiscal year’s export earnings.

It is possible that any required approval from the Reserve Bank of India and the Ministry of Finance of the Government of India or any other government agency may not be obtained. Our failure to obtain approvals for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our business and prospects.

Indian laws limit our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

Indian law relating to foreign exchange management constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or acquisition of, an Indian company, subject to certain exceptions, requires approval from relevant government authorities in India, including the Reserve Bank of India. There are, however, certain exceptions to this approval requirement for technology companies on which we are able to rely. Changes to such policies may create restrictions on our capital raising abilities. For example, a limit on the foreign equity ownership of Indian technology companies may constrain our ability to seek and obtain additional equity investment by foreign investors. In addition, these restrictions, if applied to us, may prevent us from entering into certain transactions, such as an acquisition by a non-Indian company, which might otherwise be beneficial for us and the holders of our equity shares and ADSs.

Additionally, under current Indian law, the sale of a technology services company can result in the loss of the tax benefits for specially designed software technology parks in India. The potential loss of this tax benefit may discourage others from acquiring us or entering into a transaction with us that is in the best interest of our shareholders.

Risks Related to the ADSs and This Offering

Historically, our ADSs have traded at a significant premium to the trading prices of our underlying equity shares, a situation which may not continue.

Historically, our ADSs have traded on Nasdaq at a substantial premium to the trading prices of our underlying equity shares on the Indian stock exchanges. Please see the section entitled “Market Price Information” for the underlying data. We believe that this price premium has resulted from the relatively small portion of our market capitalization previously represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs, and an apparent preference of some investors to trade dollar-denominated securities. The completion of the transactions described in this prospectus will significantly increase the number of our outstanding ADSs. Also, over time, some of the restrictions on the issuance of ADSs imposed by Indian law have been relaxed and we expect that other restrictions may be relaxed in the future. As a result, the historical premium enjoyed by ADSs as compared to equity shares may be reduced or eliminated due to this offering or similar transactions in the future, a change in Indian law permitting further conversion of equity shares into ADSs or changes in investor preferences.

Sales of our equity shares by the selling shareholders may adversely affect the prices of our equity shares and the ADSs.

Sales of substantial amounts of our equity shares, including sales by our insiders, in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our equity shares or the ADSs or our ability to raise capital through an offering of our securities. In the future, we may also sponsor the sale of shares currently held by some of our shareholders, or issue new shares. We can make no prediction as to the timing of any such sales or the effect, if any, that future sales of our equity shares, or the availability of our equity shares for future sale, will have on the market price of our equity shares or ADSs prevailing from time to time.

An active or liquid trading market for our ADSs is not assured.

While this offering will increase the number of our ADSs publicly trading in the United States, an active, liquid trading market for our ADSs may not be maintained in the long term. Loss of liquidity could increase the price volatility of our ADSs.

Indian law imposes certain restrictions that limit a holder’s ability to transfer the equity shares obtained upon conversion of ADSs and repatriate the proceeds of such transfer which may cause our ADSs to trade at a premium or discount to the market price of our equity shares.

Under certain circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. The Reserve Bank of India has given general permission to effect sales of existing shares or convertible debentures of an Indian company by a resident to a non-resident, subject to certain conditions, including the price at which the shares may be sold. Additionally, except under certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain Reserve Bank of India approval for each such transaction. Required approval from the Reserve Bank of India or any other government agency may not be obtained on terms favorable to a non-resident investor or at all.

An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may thereby suffer dilution of his or her equity interest in us.

Under the Companies Act, 1956, or the Indian Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in us would be reduced.

ADS holders may be restricted in their ability to exercise voting rights.

At our request, the Depositary will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions from you in time, relating to matters that have been forwarded to you, it will endeavor to vote the securities represented by your ADSs in accordance with such voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that you will receive voting materials in time to enable you to return voting instructions to the Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted. There may be other communications, notices or offerings that we only make to holders of our equity shares, which will not be forwarded to holders of ADSs. Accordingly, you may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.

The size of this offering may be reduced if the potential selling shareholders choose for Indian tax reasons not to convert their equity shares in conjunction with the offering.

Equity share transactions which are entered into on a recognized stock exchange in India are entitled to preferential capital gains tax rates of 0% for long-term capital gains and 10% for short term capital gains, plus applicable cess and surcharges, provided that a securities transaction tax is paid in connection with the transaction. In contrast, for off-market transactions, the long-term capital gains tax rate is 10%, plus applicable cess and surcharges, and the short-term capital gains tax rate is the taxpayer’s maximum marginal rate, plus applicable cess and surcharges. It is expected that the preferential capital gains tax rates will not extend to this secondary ADS offering since the equity shares sold in the offering are settled in an off-market transaction. If the selling shareholders are not entitled to the preferential tax treatment or the settlement of the conversions of equity shares into ADSs is not structured in a manner to obtain such preferential treatment, some of our equity shareholders may choose not to participate in this offering, thereby reducing the size of this offering.

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

In this prospectus, references to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP. References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

All references to “we,” “us,” “our,” “Infosys” or the “Company” shall mean Infosys Technologies Limited, and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. “Infosys” is a registered trademark of Infosys Technologies Limited in the United States and India. All other trademarks or tradenames used in this prospectus are the property of their respective owners.

Except as otherwise stated in this prospectus, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on March 31, 2005, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 43.62 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

ENFORCEMENT OF CIVIL LIABILITIES

Infosys is a limited liability company under the laws of India. Substantially all of our directors and executive officers and certain experts named in this prospectus reside outside the United States, and a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process upon such persons within the United States or to enforce against us or such persons in U.S. courts judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

India is not a party to any international treaty in relation to the recognition or enforcement of foreign judgments. We have been advised by our Indian legal counsel, Crawford Bayley & Co., that in India the statutory basis for recognition of foreign judgments is found in Section 13 of the Indian Code of Civil Procedure 1908, or the Civil Code, which provides that a foreign judgment shall be conclusive as to any matter directly adjudicated upon except: (i) where the judgment has not been pronounced by a court of competent jurisdiction; (ii) where the judgment has not been given on the merits of the case; (iii) where the judgment appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where such law is applicable; (iv) where the proceedings in which the judgment was obtained were opposed to natural justice; (v) where the judgment has been obtained by fraud; or (vi) where the judgment sustains a claim founded on a breach of any law in force in India. Section 44A of the Civil Code provides that where a foreign judgment has been rendered by a court in any country or territory outside India which the Government of India has by notification declared to be a reciprocating territory, it may be enforced in India by proceedings in execution as if the judgment had been rendered by the relevant court in India. The United States has not been declared by the Government of India to be a reciprocating territory for purposes of Section 44A. Accordingly, a judgment of a court in the United States may be enforced in India only by a suit upon the judgment, not by proceedings in execution. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999 to execute such a judgment or to repatriate any amount recovered. We have also been advised by our Indian counsel that a party may file suit in India against us, our directors or our executive officers as an original action predicated upon the provisions of the federal securities laws of the United States. To our knowledge, no such suit has ever been brought in Indian courts.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should,” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. The uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed elsewhere in this prospectus. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell or solicitation of an offer to buy only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information in this prospectus is current only as of its date.

This prospectus includes statistical data about the IT industry that comes from information published by sources including Gartner, Inc., a provider of market information and strategic information for the IT industry, the National Association of Software and Service Companies, or NASSCOM, an industry trade group, and Dataquest India, a trade publication for the Indian IT industry, or Dataquest. This type of data represents only the estimates of Gartner, NASSCOM, Dataquest and other sources of industry data. In addition, although we believe that data from these companies is generally reliable, this type of data is inherently imprecise. We caution you not to place undue reliance on this data.

The offered ADSs may not be offered or sold, directly or indirectly, in India or to any resident of India, except as permitted by applicable Indian laws and regulations.

USE OF PROCEEDS

All ADSs sold in the offering will be sold on behalf of the selling shareholders. We will not receive any of the proceeds from the sale of these ADSs.

DIVIDENDS

Under Indian law, a corporation pays dividends upon a recommendation by the board of directors and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the board of directors. Dividends may be paid out of profits of an Indian company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years.

In fiscal 2005 and 2004, we paid cash dividends of approximately $0.75 and $0.16 per equity share, respectively. Although we have no current intention to discontinue dividend payments, future dividends may not be declared or paid and the amount, if any, thereof may be decreased. Holders of ADSs will be entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the Depositary in Indian rupees and are generally converted by the Depositary into U.S. dollars and distributed, net of Depositary fees, taxes, if any, and expenses, to the holders of such ADSs.

Translations from Indian rupees to U.S. dollars are based on the average of the monthly average of the noon buying rate in the City of New York during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York.

Fiscal	Dividend per Equity Share	Dividend per Equity Share	Dividend per ADS
2005*	Rs.33.75	$0.75	$0.75
2004	7.25	0.16	0.16
2003	6.25	0.13	0.13

*	Includes a special one-time dividend of Rs. 25 ($0.56) per share.

The information presented above has been adjusted for the 4-for-1 stock split effected in the form of a stock dividend in July 2004.

MARKET PRICE INFORMATION

Our equity shares are traded in India on the Stock Exchange, Mumbai, formerly known as the Bombay Stock Exchange, or BSE, and the National Stock Exchange of India Limited, or NSE, or collectively, the Indian stock exchanges. Our ADSs are traded on Nasdaq under the ticker symbol “INFY”. Each ADS represents one equity share. Our ADSs began trading on the Nasdaq on March 11, 1999. Deutsche Bank Trust Company Americas serves as a depositary with respect to our ADSs traded on the Nasdaq pursuant to the Deposit Agreement dated March 10, 1999, as amended and restated. Our equity shares were previously traded on the Bangalore Stock Exchange, or BgSE. There have been no trades of our shares on the BgSE since August 2002, and we delisted from the BgSE on June 22, 2004.

As of May 19, 2005, we had 270,781,131 equity shares issued and outstanding, including 21,755,180 ADSs (equivalent to 21,755,180 equity shares) issued and outstanding. As of May 19, 2005, there were approximately 182,165 record holders of our equity shares listed and traded on the Indian stock exchanges. As of April 29, 2005, there were approximately 47,575 record holders of our ADSs.

The following tables set forth for the periods indicated the price history of the equity shares and the ADSs on the Indian stock exchanges and the Nasdaq. Each ADS currently represents one equity share. Prior to our July 2004 4-for-1 stock split for our equity shares and 2-for-1 stock split for our ADSs, each ADS represented one-half of one equity share. The stock prices from the Indian exchanges have been restated to give appropriate effect to the stock and ADS splits. All translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on March 31, 2005 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 43.62 per $1.00.

	BSE Price per Equity Share		NSE Price per Equity Share		Nasdaq Price per ADS
Fiscal	High	Low	High	Low	High	Low
2006 (through May 25, 2005)	$51.44	$43.27	$51.27	$43.26	$74.20	$56.60
2005	51.91	25.95	51.90	25.90	77.22	36.23
2004	33.77	14.93	33.74	14.97	50.65	20.12
2003	27.52	17.23	27.67	17.22	42.96	23.73
2002	27.65	12.60	27.61	12.54	39.80	16.51
2001	60.58	23.40	60.74	23.41	138.43	31.50

	BSE Price per Equity Share		NSE Price per Equity Share		Nasdaq Price per ADS
Fiscal	High	Low	High	Low	High	Low
2006
First Quarter (through May 25, 2005)	$51.44	$43.27	$51.27	$43.26	$74.20	$56.60
2005
First Quarter	32.09	25.95	32.08	25.90	47.23	36.23
Second Quarter	39.02	30.98	39.00	31.00	58.31	43.50
Third Quarter	49.25	38.63	49.27	38.65	72.00	55.79
Fourth Quarter	51.91	43.63	51.90	43.68	77.22	60.51
2004
First Quarter	25.11	14.93	25.12	14.97	31.55	20.12
Second Quarter	26.05	17.72	26.09	17.74	34.61	25.22
Third Quarter	31.09	25.18	31.89	25.16	47.70	34.45
Fourth Quarter	33.77	27.82	33.74	27.83	50.65	37.55

	BSE Price per Equity Share		NSE Price per Equity Share		Nasdaq Price per ADS
Month	High	Low	High	Low	High	Low
May 2005 (through May 25, 2005)	$49.82	$43.60	$49.78	$43.59	$68.75	$58.01
April 2005	51.44	43.27	51.27	43.26	74.20	56.60
March 2005	51.91	49.50	51.90	49.49	77.22	72.56
February 2005	51.29	46.52	51.35	46.54	76.60	65.87
January 2005	48.54	43.63	48.59	43.68	69.16	60.51
December 2004	48.58	46.53	48.61	46.54	72.00	66.67
November 2004	49.25	43.79	49.27	43.80	72.00	63.90

Source for all tables above: Bloomberg for BSE quotes, www.nasdaq.com for Nasdaq quotes and www.nse-india.com for NSE quotes.

On May 25, 2005, the closing price of equity shares on the BSE was Rs. 2173.05 equivalent to $50.04 per equity share based on the exchange rate on that date.

The Indian Securities Trading Market

The information in this section has been extracted from publicly available documents from various sources, including officially prepared materials from the Securities and Exchange Board of India, the BSE, and the NSE.

Listing

The SEBI has promulgated regulations creating an independent self regulatory authority called the Central Listing Authority. No stock exchange can consider a listing application unless it is accompanied by a letter of recommendation from the Central Listing Authority.

Indian Stock Exchanges

The major stock exchanges in India, The Stock Exchange, Mumbai and the National Stock Exchange, account for a majority of trading volumes of securities in India. The Stock Exchange, Mumbai and National Stock Exchange together dominate the stock exchanges in India in terms of number of listed companies, market capitalization and trading.

The stock exchanges in India operate on a trading day plus two, or T+2, rolling settlement system. At the end of the T+2 period, obligations are settled with buyers of securities paying for and receiving securities, while sellers transfer and receive payment for securities. For example, trades executed on a Monday would typically be settled on a Wednesday. The SEBI has proposed to move to a T+1 settlement system. In order to contain the risk arising out of the transactions entered into by the members of various stock exchanges either on their own account or on behalf of their clients, the Stock Exchanges have designed risk management procedures, which include compulsory prescribed margins on the individual broker members, based on their outstanding exposure in the market, as well as stock-specific margins from the members.

To restrict abnormal price volatility, SEBI has instructed stock exchanges to apply the following price bands calculated at the previous day’s closing price (there are no restrictions on price movements of index stocks):

Market Wide Circuit Breakers. Market wide circuit breakers are applied to the market for movement by 10%, 15% and 20% for two prescribed market indices: the BSE Sensex for the BSE and the Nifty for the NSE. If any of these circuit breaker thresholds are reached, trading in all equity and equity derivatives markets nationwide is halted.

Price Bands. Price bands are circuit filters of up to 20% movements either up or down, and are applied to most securities traded in the markets, excluding securities included in the BSE Sensex and the NSE Nifty and derivatives products. The equity shares of Infosys are included in the BSE Sensex and the NSE Nifty.

The National Stock Exchange of India Limited

The market capitalization of the capital markets (equities) segment of the NSE as of March 31, 2005 was approximately Rs. 15.85 trillion or approximately $363 billion. The clearing and settlement operations of the NSE are managed by its wholly-owned subsidiary, the National Securities Clearing Corporation Limited. Funds settlement takes place through designated clearing banks. The National Securities Clearing Corporation Limited interfaces with the depositaries on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades.

The Stock Exchange, Mumbai

The estimated aggregate market capitalization of stocks trading on the BSE as of March 31, 2005 was approximately Rs. 17.31 trillion or approximately $396 billion. The BSE began allowing online trading in May 1995. As of March 31, 2005, the BSE had 771 members, comprised of 202 individual members, 550 Indian companies and 19 foreign institutional investors. Only a member of the stock exchange has the right to trade in the stocks listed on the stock exchange.

Trading on both the NSE and the BSE occurs Monday through Friday, between 9:55 a.m. and 3:30 p.m. (Indian Standard Time).

Derivatives

Trading in derivatives in India takes place either on separate and independent derivatives exchanges or on a separate segment of an existing stock exchange. The derivative exchange or derivative segment of a stock exchange functions as a self regulatory organization under the supervision of the SEBI.

Depositories

The National Securities Depository Limited and Central Depositary Services (India) Limited are the two depositories that provide electronic depositary facilities for trading in equity and debt securities in India. The SEBI mandates a company making a public or rights issue or an offer for sale to enter into an agreement with a depository for dematerialisation of securities already issued or proposed to be issued to the public or existing shareholders; The SEBI has also provided that the issue and allotment of shares in initial public offerings and/or the trading of shares shall only be in electronic form.

Securities Transaction Tax

In October, 2004, a securities transaction tax was implemented. Under Indian tax law, a transaction tax is levied on delivery-based transactions in equity shares in a company or in units of an equity oriented fund on recognized stock exchanges at the rate of 0.15% of the value of the security. The transaction tax is required to be shared equally between the buyer and the seller. For non-delivery based transactions, a lower rate of 0.015% to be adjusted against business profits will be applicable. For derivatives, the tax will be 0.01%. Debt market transactions have been exempted from the securities transaction tax. Sale of a unit of an equity-oriented fund to a mutual fund will attract a transaction tax of 0.15%. Effective June 1, 2005, the Finance Act, 2005 revises the rates of the securities transaction tax. For delivery-based transactions in equity shares or in units of an equity oriented fund on a recognized stock exchange, the tax rate has increased to 0.20% of the value of the security (to be shared equally between the buyer and seller). For non-delivery transactions, the tax rate has been increased to 0.02%. For derivatives, the tax rate has been increased to 0.0133%. Sale of a unit of an equity-oriented fund to a mutual fund will now be taxed at a rate of 0.20%. See “Taxation” for a further description of the securities transaction tax and capital gains treatment under Indian law.

CAPITALIZATION

The following table sets forth our capitalization at March 31, 2005, as derived from our consolidated financial statements.

March 31, 2005
($ in millions)
Short-term borrowings	$—
Preferred stock of subsidiary	21
Stockholders’ equity:
Common stock, par value $0.16; 300,000,000 equity shares authorized; Issued and outstanding — 270,570,549 as of March 31, 2005	31
Additional paid-in capital	266
Accumulated other comprehensive income	33
Retained earnings	923

Total stockholders’ equity	1,253

Total capitalization	$1,274

EXCHANGE RATES

Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the Indian stock exchanges and, as a result, will likely affect the market price of our ADSs, and vice versa. Such fluctuations will also affect the U.S. dollar conversion by the Depositary of any cash dividends paid in Indian rupees on our equity shares represented by the ADSs.

The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the noon buying rate in the City of New York on business days during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The column titled “Average” in the table below is the average of the last business day of each month during the year.

Fiscal	Period End	Average	High	Low
2005	Rs.43.62	Rs.44.87	Rs.46.45	Rs.43.27
2004	43.40	45.78	47.46	43.40
2003	47.53	48.36	49.07	47.53
2002	48.83	47.81	48.91	46.58
2001	46.85	45.88	47.47	43.63

The following table sets forth the high and low exchange rates for the previous six months and is based on the noon buying rate in the City of New York during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High	Low
April 2005	Rs.43.72	Rs.43.48
March 2005	43.70	43.44
February 2005	43.73	43.28
January 2005	43.82	43.35
December 2004	44.52	43.27
November 2004	45.40	44.47

On May 25, 2005, the noon buying rate in the City of New York was Rs. 43.43.

SELECTED CONSOLIDATED FINANCIAL DATA

($ in MILLIONS, except per equity share data)

You should read the selected consolidated financial data below in conjunction with the consolidated financial statements, the related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus. The selected consolidated statement of income for the five years ended March 31, 2005 and the selected consolidated balance sheet data as of March 31, 2001, 2002, 2003, 2004 and 2005 have been prepared and presented in accordance with U.S. GAAP and have been derived from our audited consolidated financial statements and related notes. Historical results are not necessarily indicative of future results. The information presented below reflects our 4-for-1 stock split effected in the form of a stock dividend in July 2004.

	Fiscal Year ended March 31,
	2001	2002	2003	2004	2005
			(1)	(1),(2)	(1),(2),(3)
Statements of Income Data
Revenues	$414	$545	$754	$1,063	$1,592
Cost of revenues including amortization of stock compensation expense	217	294	417	603	904
Gross profit	197	251	337	460	688
Operating Expenses:
Selling and marketing expenses	21	27	56	77	103
General and administrative expenses	37	44	58	82	127
Amortization of stock compensation expense	2	2	2	1	—
Amortization of intangible assets	—	—	2	7	2
Total operating expenses	60	73	118	167	232
Operating income	137	178	219	293	456
Gain on sale of long term investment	—	—	—	—	11
Other income, net	10	14	18	28	24
Income before income taxes	147	192	237	321	491
Provision for income taxes	15	28	42	51	72
Net income	$132	$164	$195	$270	$419
Earnings per Equity Share:
Basic	$0.50	$0.63	$0.74	$1.03	$1.57
Diluted	$0.49	$0.62	$0.73	$1.01	$1.52
Weighted Average Equity Shares used in computing earnings per Equity Share:
Basic	263,085,024	262,226,592	262,284,008	262,780,308	266,901,033
Diluted	266,858,956	264,339,496	265,916,036	267,166,236	273,590,413
Cash dividend per Equity Share	$0.03	$0.09	$0.13	$0.16	$0.75	(4)

	As of March 31,
	2001	2002	2003	2004	2005
Balance Sheet Data
Cash and cash equivalents	$124	$210	$354	$445	$410
Investments in liquid mutual fund units	—	—	—	218	278
Total assets	342	471	704	1,132	1,454
Preferred stock of subsidiary	—	—	10	22	21
Total stockholders’ equity	312	442	626	953	1,253

(1)	The information for fiscal 2003, fiscal 2004 and fiscal 2005 includes the results of operations of Progeon Limited (Progeon), a consolidated subsidiary.
(2)	The information for fiscal 2004 and fiscal 2005 includes the results of Infosys Technologies (Australia) Pty. Limited (Infosys Australia) and Infosys Technologies (Shanghai) Co. Limited (Infosys China), both consolidated subsidiaries.
(3)	The information for fiscal 2005 includes the results of Infosys Consulting, Inc. (Infosys Consulting), a consolidated subsidiary.
(4)	Cash dividend per Equity Share includes a special one-time dividend of $0.56 per equity share paid in June 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Investors are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “seek,” “should,” “will” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, as they speak only as of the date of this prospectus. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto.

Overview

We are a leading global technology services company founded in 1981, and headquartered in Bangalore, India. We provide comprehensive end-to-end business solutions that leverage technology for our clients, including consulting, design, development, software re-engineering, maintenance, systems integration, package evaluation and implementation and infrastructure management services. We also provide software products to the banking industry. Through Progeon, we provide business process management services such as offsite customer relationship management, finance and accounting, and administration and sales order processing. Our clients rely on our solutions to enhance their business performance.

We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. In August 2003, we completed a sponsored secondary offering of ADSs in the United States. We did not receive any of the proceeds from the 2003 sponsored secondary offering.

Our revenues grew from $414 million in fiscal 2001 to $1,592 million in fiscal 2005, representing a compound annual growth rate of 40.0%. Our net income grew from $132 million to $419 million during the same period, representing a compound annual growth rate of 33.5%. Our revenue growth is attributable to a number of factors including an increase in the size and number of projects executed for existing and new clients, as well as an expansion in the solutions that we provide to our clients. For fiscal 2005 and fiscal 2004, 95.4% and 93.4% of our revenue came from repeat business, which we define as revenue from a client who also contributed to our revenue during the prior fiscal year. Between March 31, 2001 and March 31, 2005, our total employees grew from approximately 9,800 to approximately 36,800 representing a compound annual growth rate of 39.2%. Our revenues grew 49.8% to $1,592 million in fiscal 2005 from $1,063 million in fiscal 2004. Our net income grew 55.2% to $419 million in fiscal 2005 from $270 million in fiscal 2004.

We use a distributed project management methodology that we refer to as our Global Delivery Model. We divide projects into components that we execute simultaneously at client sites and at our geographically dispersed development centers in India and around the world. Our Global Delivery Model allows us to efficiently execute projects across time zones and development centers, thereby optimizing our cost structure. We also offer a secure and redundant infrastructure for all client data. During fiscal 2005, we earned 65.2% of our total revenues from North America, 22.3% from Europe, 1.9% from India and 10.6% from the rest of the world.

Revenues

Our revenues are generated principally from technology services provided on either a time-and-materials or a fixed-price, fixed-timeframe basis. Revenues from services provided on a time-and-materials basis are recognized as the related services are performed. Revenues from services provided on a fixed-price, fixed-timeframe basis are recognized pursuant to the percentage of completion method. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis can be terminated with or without cause, without penalties and with short notice periods between zero and 90 days. Since we collect revenues on contracts as portions of the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. Our contracts do not contain specific termination-related penalty provisions. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress on all contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a focused review of our ability and our client’s ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination, as well as historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Losses on contracts, if any, are provided for in full in the period when determined. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition. We also generate revenue from software application products, including banking software. Such software products represented 3.0% of our total revenues for fiscal 2005.

We experience from time to time pricing pressure from our clients, especially during the recent economic downturn, which had adversely affected our revenues, margins and gross profits. For example, clients often expect that as we do more business with them, they will receive volume discounts. Additionally, clients may ask for fixed-price arrangements or reduced rates. We attempt to use fixed-price arrangements for work where the specifications are complete, so individual rates are not negotiated. We are also adding new services at higher price points and where more value is added for our clients. More recently, some of our clients have delayed purchase decisions as they seek to comply, as applicable, with increased regulations, such as the Sarbanes-Oxley Act of 2002, or undergo corporate reorganizations.

Cost of Revenues

Our cost of revenues primarily consists of salary and other compensation expenses, depreciation, overseas travel expenses, cost of software purchased for internal use, cost of technical subcontractors, data communications expenses and computer maintenance. We depreciate our personal computers and servers over two years and mainframe computers over periods of up to three years. Third party software is written off over the estimated useful life. Cost of revenues also includes amortization of deferred stock compensation expense arising from option grants relating to the 1994 stock option plan, which has been accounted for under the intrinsic value method. The deferred stock compensation expenses have been completely amortized as of March 31, 2004.

We typically assume full project management responsibility for each project that we undertake. Approximately 71.3% of the total billed person-months for our services during fiscal 2005 were performed at our global development centers in India, and the balance of the work was performed at client sites and global development centers located outside India. The proportion of work performed at our facilities and at client sites varies from quarter to quarter. We charge higher rates and incur higher compensation and other expenses for work performed at client sites and global development centers located outside India. Services performed at a client site or global development centers located outside India typically generate higher revenues per-capita at a lower gross margin than the same services performed at our facilities in India. As a result, our total revenues, cost of revenues and gross profit in absolute terms and as a percentage of revenues fluctuate from quarter to quarter based on the proportion of work performed outside India. Additionally, any increase in work performed at client sites or global development centers located outside India can decrease our gross profits. We hire subcontractors on a limited basis from time to time for our own technology development needs, and we generally do not perform subcontracted work for other technology service providers. For fiscal 2005, approximately 2.7% of our cost of revenues was attributable to cost of technical subcontractors. We do not anticipate that our subcontracting needs will increase significantly as we expand our business.

Revenues and gross profits are also affected by employee utilization rates. We define employee utilization as the proportion of total billed person months to total available person months excluding support personnel. We manage utilization by monitoring project requirements and timetables. The number of consultants assigned to a project will vary according to size, complexity, duration, and demands of the project. An unanticipated termination of a significant project could also cause us to experience lower utilization of technology professionals, resulting in a higher than expected number of unassigned technology professionals. In addition, we do not fully utilize our technology professionals when they are enrolled in training programs, particularly during our 14-week training course for new employees.

Selling and Marketing Expenses

Selling and marketing expenses represent 6.5% of total revenues for fiscal 2005. Our selling and marketing expenses primarily consist of expenses relating to salaries of sales and marketing personnel, travel, brand building, rental for sales and marketing offices and telecommunications. We have decided to increase our selling and marketing expenses to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients. During fiscal 2003, we redeployed certain employees from our delivery function to sales and marketing.

General and Administrative Expenses

General and administrative expenses represent 8.0% of total revenues for fiscal 2005. Our general and administrative expenses are comprised of expenses relating to salaries of senior management and other support personnel, travel expenses, legal and other professional fees, telecommunications, utilities, other miscellaneous administrative costs and provisions for doubtful accounts receivable. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health of our clients and of the economic environment in which they operate.

Amortization of Stock Compensation Expense

Amortization of stock compensation expense consists of costs relating to option grants under the 1994 stock option plan which have not been included in cost of revenues. These costs have been accounted under the intrinsic value method and the deferred stock compensation expenses have been completely amortized as of March 31, 2004.

Amortization of Intangible Assets

Our amortization of intangible assets consists of non-cash expenses arising from the acquisition of certain intellectual property rights and identified intangibles arising from purchase price allocations for business combinations. We amortize intangible assets over their estimated useful lives.

Gain on Sale of Long Term Investment

In fiscal 2005, we sold our investment in Yantra Corporation. The carrying value of the investment in Yantra Corporation was completely written down in fiscal 1999. Consideration received from the sale resulted in a gain of $11 million. There is a further consideration of $1 million, subject to contractual contingencies, receivable by April 2006. No gain has been recognized on the contingent portion.

Other Income/(Expense)

Other income/(expense), net includes interest income, income from liquid mutual fund investments, foreign currency exchange gains/losses including marked to market gain/losses on foreign exchange forward contracts, and provisions for losses on investments.

Functional Currency and Foreign Exchange

Our functional currency is the Indian rupee. The functional currency for Infosys Australia, Infosys China and Infosys Consulting is the respective local currency. The financial statements included in this Prospectus are reported in U.S. dollars. The translation of rupees to dollars is performed for the balance sheet accounts using the exchange rate in effect at the balance sheet date, and for revenue and expense accounts using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as other comprehensive income.

Generally, Indian law requires residents of India to repatriate any foreign currency earnings to India to control the exchange of foreign currency. More specifically, Section 8 of the Foreign Exchange Management Act, or FEMA, requires an Indian company to take all reasonable steps to realize and repatriate into India all foreign exchange earned by the company outside India, within such time periods and in the manner as specified by the Reserve Bank of India, or RBI. The RBI has promulgated guidelines that require the company to repatriate any realized foreign exchange back to India, and either:

•	sell it to an authorized dealer for rupees within seven days from the date of receipt of the foreign exchange;

•	retain it in a foreign currency account such as an Exchange Earners Foreign Currency, or EEFC, account with an authorized dealer; or

•	use it for discharge of debt or liabilities denominated in foreign exchange.

We typically collect our earnings and pay expenses denominated in foreign currencies using a dedicated foreign currency account located in the local country of operation. In order to do this, we are required to, and have obtained, special approval from the RBI to maintain a foreign currency account in overseas countries like the United States. However, the RBI approval is subject to limitations, including a requirement that we repatriate all foreign currency in the account back to India within a reasonable time, except an amount equal to our local monthly operational cost of our overseas branch and personnel. We currently pay such expenses and repatriate the remainder of the foreign currency to India on a regular basis. We have the option to retain those in an EEFC account (foreign currency denominated) or an Indian-rupee-denominated account. We convert substantially all of our foreign currency to rupees to fund operations and expansion activities in India.

Our failure to comply with these regulations could result in RBI enforcement actions against us.

Income Taxes

Our net income earned from providing software development and other services outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to tax in India.

Currently, we benefit from the tax holidays the Government of India gives to the export of software from specially designated software technology parks in India. As a result of these incentives, our operations have been subject to relatively low tax liabilities. These tax incentives include a 10-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities. As a result of these tax exemptions, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $126 million for fiscal 2005 compared to the effective tax amounts that we estimate would have applied if these incentives had not been available.

The Finance Act, 2000 phases out the ten-year tax holiday over a ten-year period from fiscal 2000 through fiscal 2009. Accordingly, facilities set up in India on or before March 31, 2000 have a ten-year tax holiday, new facilities set up on or before March 31, 2001 have a nine-year tax holiday and so forth until March 31, 2009. After March 31, 2009, the tax holiday will no longer be available to new facilities. Our current tax holidays expire in stages by 2009.

When our tax holidays expire or terminate, our tax expense will materially increase, reducing our profitability. As a result of such tax incentives, our effective tax rate for fiscal 2005 was 14.7% and our Indian statutory tax rate for the same period was 36.6%.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Fiscal
	2003	2004	2005
Revenues	100.0%	100.0%	100.0%
Cost of revenues including amortization of stock compensation expenses	55.3%	56.7%	56.8%

Gross profit	44.7%	43.3%	43.2%

Operating Expenses:
Selling and marketing expenses	7.4%	7.2%	6.5%
General and administrative expenses	7.7%	7.7%	8.0%
Amortization of stock compensation expenses	0.3%	0.1%	—
Amortization of intangible assets	0.3%	0.7%	0.1%

Total operating expenses	15.7%	15.7%	14.6%

Operating income	29.0%	27.6%	28.6%

Gain on sale of long term investment	—	—	0.7%
Other income, net	2.4%	2.6%	1.5%

Income before income taxes	31.4%	30.2%	30.8%
Provision for income taxes	5.5%	4.8%	4.5%

Net income	25.9%	25.4%	26.3%

Results for Fiscal 2005 compared to Fiscal 2004

Revenues. Our revenues were $1,592 million in fiscal 2005, representing an increase of $529 million, or 49.8%, over revenues of $1,063 million for fiscal 2004. Revenues increased in most segments of our services. The increase in revenues was attributable to an increase in business from both existing clients and from new clients, particularly in industries such as manufacturing, telecommunications, utilities, logistics and services. Our clients in the financial services industry comprised 34.5% and 36.6% of revenues for fiscal 2005 and 2004. Clients in the manufacturing sector comprised 14.5% and 14.8% of revenues for the same periods. Our clients in the retail industry comprised 9.7% and 11.7% of revenues for fiscal 2005 and 2004, while our clients in the telecommunications industry comprised 18.5% and 16.6% of revenues for the same periods. Clients in other industries such as utilities, logistics and services, contributed 22.8% and 20.3% of revenues for fiscal 2005 and 2004. Revenues from services represented 97.0% of total revenues for fiscal 2005 as compared to 97.2% for fiscal 2004. Revenues from fixed-price, fixed-timeframe contracts and from time-and-materials contracts represented 30.0% and 70.0% of total services revenues for fiscal 2005, as compared to 33.7% and 66.3% for the fiscal 2004. Sales of our software products represented 3.0% of our total revenues for fiscal 2005 as compared to 2.8% for fiscal 2004. Revenues from North America, Europe, India and the rest of the world represented 65.2%, 22.3%, 1.9% and 10.6% of total revenues for fiscal 2005 as compared to 71.2%, 19.2%, 1.3% and 8.3% for fiscal 2004.

During fiscal 2005 the total billed person-months for our services other than business process management grew by 49.4% compared to fiscal 2004. The onsite and offshore volume growth were 41.4% and 53.4% during fiscal 2005 compared to fiscal 2004. We have recently seen a slight increase in pricing on engagements with some of our customers. During fiscal 2005 there was 0.2% increase in onsite rates and a 1.3% increase in offshore rates compared to fiscal 2004.

Cost of revenues. Our cost of revenues was $904 million for fiscal 2005, representing an increase of $301 million, or 49.9%, over our cost of revenues of $603 million for fiscal 2004. Cost of revenues represented 56.8% and 56.7% of total revenues for fiscal 2005 and 2004. The increase in our cost of revenues is mainly attributable to increases of approximately $229 million in personnel costs due to new hires and a compensation review effected in April 2004, $18 million in overseas travel expenses, $19 million in depreciation expenses, $12 million in amortization of software purchased for our own use, $10 million in cost of technical subcontractors and $7 million in accruals for post sales client support.

Gross profit. As a result, our gross profit was $688 million for fiscal 2005, representing an increase of $228 million, or 49.6%, over our gross profit of $460 million for fiscal 2004. As a percentage of revenues, gross profit decreased to 43.2% for fiscal 2005 from 43.3% for fiscal 2004. The decrease is attributable to a 49.8% increase in revenues for fiscal 2005 offset by a 49.9% increase in cost of revenues in the same period compared to fiscal 2004.

Selling and marketing expenses. We incurred selling and marketing expenses of $103 million in fiscal 2005 representing an increase of $26 million, or 33.8%, over the $77 million expended in fiscal 2004. The number of our sales and marketing personnel increased to 348 as of March 31, 2005, from 308 as of March 31, 2004. The increase in selling and marketing expenses is mainly attributable to increases of approximately $14 million in personnel costs of selling and marketing employees on account of new hires and the compensation review, $5 million in sales commissions and $4 million in overseas travel expenses. Selling and marketing expenses were 6.5% and 7.2% of total revenue, for fiscal 2005 and 2004.

General and administrative expenses. Our general and administrative expenses were $127 million for fiscal 2005, representing an increase of $45 million, or 54.9%, over general and administrative expenses of $82 million for fiscal 2004. General and administrative expenses were 8.0% and 7.7% of total revenues for fiscal 2005 and 2004. The increase in general and administrative expenses was primarily attributable to increases of approximately $10 million for personnel costs on account of new hires and the compensation review, $7 million in professional charges, $5 million in telecommunication charges, $4 million each in travel expenses and office maintenance, $3 million in power and fuel charges, $2 million each in donations to charities and provision for bad and doubtful debts and $1 million each in advertising expenses and foreign travel expenses. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health and economic environment of our clients. We specifically identify the credit loss and then make the provision. No one client has contributed significantly to a loss, and we have had no significant changes in our collection policies or payment terms.

Amortization of stock compensation expenses. Amortization of stock compensation expenses was $1 million for fiscal 2004. The deferred stock compensation has been completely amortized as of March 31, 2004.

Amortization of intangible assets. Amortization of intangible assets was $7 million for fiscal 2004. This relates to amortization of certain intellectual property rights we acquired through purchases and licenses of software during fiscal 2003. These intangible assets were completely amortized as of March 31, 2004. The amortization of intangible assets for fiscal 2005 represents $2 million of amortization of the identified customer contract intangibles arising on the allocation of purchase price of Infosys Australia.

Operating income. Our operating income was $456 million for fiscal 2005 representing an increase of $163 million, or 55.6%, over our operating income of $293 million for fiscal 2004. As a percentage of revenues, operating income increased to 28.6% for fiscal 2005 from 27.6% for fiscal 2004.

Gain on sale of long term investment. In fiscal 2005, we sold our investment in Yantra Corporation. The carrying value of the investment in Yantra Corporation was completely written down in fiscal 1999. Consideration received from the sale resulted in a gain of $11 million. There is a further consideration of $1 million, subject to contractual contingencies, receivable by April 2006. No gain has been recognized on the contingent portion.

Other income, net. Other income, consisting mainly of interest and dividend income, foreign exchange gains and provision for investments, was $24 million for fiscal 2005 compared to $28 million for fiscal 2004. Interest and dividend income was approximately $26 million and $22 million during fiscal 2005 and 2004.

We had foreign currency exchange gains of $8 million in fiscal 2004 compared to $2 million loss in fiscal 2005. The average exchange rate between the rupee and the U.S. dollar was Rs. 44.87 per U.S. dollar in fiscal 2005 compared to Rs. 45.78 in fiscal 2004 resulting in an average appreciation of 2.0% in the value of the rupee against the U.S. dollar. The closing exchange rate between the rupee and the U.S. dollar was Rs 43.62 per U.S. dollar on March 31, 2005 compared to Rs. 43.40 as of March 31, 2004 resulting in a depreciation of 0.5% in the value of the rupee against the U.S. dollar. For fiscal 2005 and 2004, U.S. dollar denominated revenues represented 79.4% and 84.9% of total revenues. The company purchases foreign exchange forward contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. As of March 31, 2005 and 2004, we had $353 million and $149 million of forward cover. We have recorded losses of $1 million on account of foreign exchange forward contracts for fiscal 2005 while we had recorded gains of $18 million for fiscal 2004, which are included in total foreign currency exchange gains/losses. Our accounting policy requires us to mark to market and recognize the effect in earnings immediately of any derivative that is either not designated a hedge, or is so designated but is ineffective as per SFAS 133.

The provision for investments during fiscal 2004 includes write-downs to investments in CiDRA Corporation ($1.5 million) and Stratify, Inc. ($0.4 million). These write-downs were required due to the non-temporary impact of adverse market conditions on these entities’ business models and contemporary transactions on the securities of the entities which have been indicative of their current fair value.

Provision for income taxes. Our provision for income taxes was $72 million for fiscal 2005 representing an increase of $21 million, or 41.2% over our provision for income taxes of $51 million for fiscal 2004. Our effective tax rate decreased to 14.7% for fiscal 2005 from 15.9% for fiscal 2004.

Net income. Our net income was $419 million for fiscal 2005 representing an increase of $149 million, or 55.2%, over our net income of $270 million for fiscal 2004. As a percentage of total revenues, net income increased to 26.3% for fiscal 2005 from 25.4% for fiscal 2004.

Results for Fiscal 2004 Compared to Fiscal 2003

Revenues. Our revenues were $1,063 million in fiscal 2004, representing an increase of $309 million, or 41.0%, over revenues of $754 million for fiscal 2003. Revenues continued to increase in most segments of our services. The increase in revenues was attributable, in part, to an increase in business from existing clients and from certain new clients, particularly in industries such as financial services, telecommunications, utilities and logistics. Our financial services clients comprised 36.6% and 37.5% of revenues for each of fiscal 2004 and 2003, while our clients in the telecommunications industry comprised 16.6% and 15.1% of revenues for each of fiscal 2004 and 2003. Sales of our software products represented 2.8% of our total revenues for fiscal 2004, as compared to 4.6% for fiscal 2003. Revenues from services represented 97.2% of total revenues for fiscal 2004, as compared to 95.4% for fiscal 2003. Revenues from fixed-price, fixed-timeframe contracts and from time-and-materials contracts represented 33.7% and 66.3% of total services revenues for fiscal 2004, as compared to 36.7% and 63.3% for fiscal 2003. Revenues from North America, Europe, India and the rest of the world represented 71.2%, 19.2%, 1.3% and 8.3% of total revenues for fiscal 2004 as compared to 72.9%, 17.6%, 2.1% and 7.4% for fiscal 2003.

During fiscal 2004, the total billed person months for our services other than business process management grew by 49.5% as compared to 38.6% in fiscal 2003. The onsite and offshore volume growth were 39.3% and 55.1% during fiscal 2004 as compared to 52.1% and 32.0% in fiscal 2003. This growth in fiscal 2004 was offset by a pricing decline of 5.0% in U.S. dollar terms consisting of 2.9% decline in onsite rates and a 2.6% decline in offshore rates. During fiscal 2003, the pricing decline of 0.8% in U.S. dollar terms consisted of a 4.7% decline in offshore rates and a 2.5% decline in onsite rates.

Cost of revenues. Our cost of revenues was $603 million for fiscal 2004, representing an increase of $186 million, or 44.6%, over our cost of revenues of $417 million for fiscal 2003. Cost of revenues represented 56.7% and 55.3% of total revenues for fiscal 2004 and 2003. This increase in our cost of revenues was partially attributable to an increase of approximately $164 million in personnel costs due to new hires and compensation review as well as a one-time incentive payment to employees on the company achieving a billion dollars in revenues, $8 million in depreciation expenses, $4 million in communication expenses, $4 million in overseas travel expenses, $3 million in software purchased for own use, and $1 million in accruals for post sales client support offset by a decrease of approximately $2 million in cost of technical subcontractors. Cost of revenues includes amortization of stock compensation expense of $2 million and $3 million for fiscal 2004 and 2003.

Gross profit. As a result of the foregoing, our gross profit was $460 million for fiscal 2004, representing an increase of $123 million, or 36.5%, over our gross profit of $337 million for fiscal 2003. As a percentage of revenues, gross profit decreased to 43.3% for fiscal 2004 from 44.7% for fiscal 2003. This decrease was attributable to a 44.6% increase in cost of revenues from fiscal 2003 to fiscal 2004, offset by a 41.0% increase in revenues in the same period.

Selling and marketing expenses. We incurred selling and marketing expenses of $77 million in fiscal 2004, representing an increase of $21 million, or 37.5%, over the $56 million expended in fiscal 2003. As a percentage of total revenues, selling and marketing expenses were 7.2% and 7.4% for fiscal 2004 and 2003. The number of our sales and marketing personnel increased to 308 as of March 31, 2004, from 280 as of March 31, 2003. The increase in selling and marketing expenses is mainly attributable to increases of approximately $18 million in personnel costs of selling and marketing employees including a one-time incentive payment to employees on the company achieving one billion dollars in revenues, $2 million on rental expenses, and $2 million for brand building activities offset by a decrease of $1 million in professional charges.

General and administrative expenses. Our general and administrative expenses were $82 million for fiscal 2004, representing an increase of $24 million, or 41.4%, over general and administrative expenses of $58 million for fiscal 2003. General and administrative expenses were 7.7% of total revenues for each of fiscal 2004 and 2003. The increase in general and administrative expenses was primarily attributable to increases of approximately $6 million for personnel costs including a one-time incentive payment to employees on the company achieving one billion dollars in revenues, $5 million in insurance charges, $2 million in office maintenance expenses, $2 million for telecommunications, $2 million in power and fuel charges and $2 million in donations to charities. There has also been an increase of approximately $3 million in the provision for doubtful accounts receivable. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health and economic environment of our clients. We specifically identify the credit loss and then make the provision. No one client has contributed significantly to a loss, and we have had no significant changes in our collection policies or payment terms.

Amortization of stock compensation expenses. Amortization of stock compensation expenses was $1 million and $2 million for fiscal 2004 and 2003.

Amortization of intangible assets. Amortization of intangible assets was $7 million and $2 million for fiscal 2004 and 2003. This relates to amortization of certain intellectual property rights we acquired through purchases and licenses of software during fiscal 2003. The amortization for fiscal 2004 also includes $0.3 million being amortization of the identified intangible of customer contracts arising on the allocation of purchase price of Expert Information Services Pty. Limited, Australia.

In fiscal 2003, we acquired the intellectual property rights to the Trade IQ product from IQ Financial Systems Inc., USA for our banking business unit. The $4 million consideration was recorded as an intangible asset and amortized over two years being our initial estimate of the useful life. In the same fiscal year, we also entered into an agreement for transferring the intellectual property rights to a commercial software application product used in the design of high performance structural systems. We are required to pay the committed consideration of $5 million within ten years of the contract date. The ownership of intellectual property in the product transfers to us on payment of the consideration. The committed consideration of $5 million was recorded as an intangible asset and was being amortized over our estimate of the useful life, which was initially five years. During fiscal 2004, we revised our estimates of the remaining useful lives of both the intangible assets. The additional amortization for fiscal 2004 due to the revisions in the estimates of remaining useful lives was $4 million. The recorded values of both these intangible assets have been completely amortized as of March 31, 2004.

Operating income. Our operating income was $293 million for fiscal 2004 representing an increase of $74 million, or 33.8%, over our operating income of $219 million for fiscal 2003. As a percentage of revenues, operating income decreased to 27.6% for fiscal 2004 from 29.0% for fiscal 2003.

Other income. Other income was $28 million for fiscal 2004 representing an increase of $10 million, or 55.6%, over other income of $18 million for fiscal 2003. The increase is mainly due to increases in interest and dividend income, foreign currency exchange gains and decrease in write-downs to investments. Other income includes interest and dividend income of $22 million and $17 million for fiscal 2004 and 2003. This increase is on account of the increased level of cash invested. Other income also includes net foreign currency exchange gains of $8 million and $4 million for fiscal 2004 and 2003, the increase being mainly attributable to gains on forward contracts marked to market.

The average exchange rate between the rupee and the U.S. dollar was Rs. 45.78 per U.S. dollar in fiscal 2004 compared to Rs. 48.36 in fiscal 2003 resulting in an average appreciation of 5.3% in the value of the rupee against the U.S. dollar. We hedge our foreign exchange risk by pro-actively hedging our foreign currency denominated receivables. As of March 31, 2004, we had $149 million of forward cover. For fiscal 2004, U.S. dollar denominated revenues represented 84.9% of total revenues. During fiscal 2004, the U.S. dollar depreciated substantially against other currencies. The closing exchange rate between the rupee and the U.S. dollar was Rs 43.40 per U.S. dollar on March 31, 2004 compared to Rs. 47.53 as of March 31, 2003 resulting in an appreciation of 8.7% in the value of the rupee against the U.S. dollar. For fiscal 2004, this appreciation resulted in transaction and translation losses of approximately $10 million which have been offset by gains of $18 million on foreign exchange forward contracts.

In fiscal 2004 and 2003, we provided for write-downs to our investments in the aggregate amount of approximately $2 million and $3 million. In fiscal 2003, the write-downs included approximately $1.5 million for Asia Net Media (BVI) Limited and $1.5 million for Workadia, Inc. In fiscal 2004, the write-downs included approximately $1.5 million towards investment in CiDRA Corporation, $0.4 million towards investment in Stratify, Inc., and other miscellaneous investments. These write-downs were required due to the non-temporary impact of adverse market conditions on these entities’ business models and contemporary transactions on the securities of the entities which have been indicative of their current fair value.

Provision for income taxes. Our provision for income taxes was $51 million for fiscal 2004, representing an increase of $9 million, or 21.4%, over our provision for income taxes of $42 million for fiscal 2003. Our effective tax rate decreased to 15.9% for fiscal 2004 from 17.7% for fiscal 2003. The decrease is primarily attributable to a one-time tax on 10% of the profits generated by our operations located in software technology parks in fiscal 2003. These operations were subject to a 100% tax holiday in fiscal 2004.

Net income. Our net income was $270 million for fiscal 2004, representing an increase of $75 million, or 38.5%, over our net income of $195 million for fiscal 2003. As a percentage of total revenues, net income decreased to 25.4% for fiscal 2004 from 25.9% for fiscal 2003.

Quarterly Results of Operations

The following table presents certain unaudited quarterly statements of operations data for each of the ten quarters from the quarter beginning October 1, 2002 through the quarter ending March 31, 2005. The information relating to these quarters is derived from our unaudited consolidated financial statements, and in our opinion, includes all adjustments necessary for a fair presentation of that information. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

	Three Months Ended
	for Fiscal 2003		for Fiscal 2004				for Fiscal 2005
	Dec. 31,	Mar. 31,	June 30,	Sep. 30,	Dec. 31,	Mar. 31,	June 30,	Sep 30,	Dec 31,	Mar. 31,

Revenues	$200	$217	$233	$251	$276	$303	$335	$379	$423	$455
Cost of revenues including amortization of stock compensation expense	112	123	133	142	155	173	187	214	241	262

Gross profit	88	94	100	109	121	130	148	165	182	193

Operating Expenses:
Selling and marketing expenses	15	16	17	18	21	21	24	26	26	27
General and administrative expenses	15	18	18	20	21	23	27	30	34	36
Amortization of stock compensation expense	—	—	1	—	—	—	—	—	—	—
Amortization of intangible assets	1	—	1	3	3	—	1	—	—	1

Total operating expenses	31	34	37	41	45	44	52	56	60	64

Operating income	57	60	63	68	76	86	96	109	122	129
Gain on sale of long term investment	—	—	—	—	—	—	—	—	—	11
Other income, net	7	5	5	10	9	4	—	6	11	7

Income before income taxes	64	65	68	78	85	90	96	115	133	147
Provision for income taxes	12	12	11	13	14	13	13	18	21	20

Net income	$52	$53	$57	$65	$71	$77	$83	$97	$112	$127

Our quarterly revenues and profitability have grown rapidly in recent years and are likely to vary significantly in the future from quarter to quarter. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. It is possible that in the future some of our quarterly results of operations may be below the expectations of market analysts and our investors, and the share price of our equity shares and our ADSs could decline significantly.

Liquidity and Capital Resources

Our growth has been financed largely by cash generated from operations and, to a lesser extent, from the proceeds from the sale of equity. In 1993, we raised approximately $4.4 million in gross aggregate proceeds from our initial public offering of equity shares in India. In 1994, we raised an additional $7.7 million through private placements of our equity shares with foreign institutional investors, mutual funds, Indian domestic financial institutions and corporations. On March 11, 1999, we raised $70.4 million in gross aggregate proceeds from our initial public offering of ADSs in the United States.

As of March 31, 2005, we had $885 million in working capital, including $410 million in cash and cash equivalents and $278 million invested in liquid mutual fund units, and no outstanding bank borrowings. We believe that a sustained reduction in IT spending, a longer sales cycle, and a continued economic downturn in any of the various industry segments in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

Net cash provided by operating activities was $344 million and $372 million for fiscal 2005 and 2004. Net cash provided by operations consisted primarily of net income adjusted for depreciation and increases in unearned revenue, provision for income taxes and other accrued liabilities, offset in part by an increase in accounts receivable and unbilled revenue and a decrease in client deposits.

Trade accounts receivable increased by $150 million during fiscal 2005. Accounts receivable as of March 31, 2005 includes $54 million receivable from a large customer. The payment was received in the first week of April 2005. Accounts receivable as a percentage of last 12 months revenues represented 19.0% and 14.1% as of March 31, 2005 and 2004. Other accrued liabilities increased by $24 million during fiscal 2005, compared to an increase of $44 million during fiscal 2004. There has been an increase in unbilled revenues of $9 million during fiscal 2005. Unbilled revenues represent revenues that are recognized but not yet invoiced. Client deposits decreased by $8 million during fiscal 2005. Unearned revenues increased by $6 million during fiscal 2005. Unearned revenue resulted primarily from advance client billings on fixed-price, fixed-timeframe contracts for which related efforts have not been expended. Revenues from fixed-price, fixed-timeframe contracts and from time-and-materials contracts represented 30.0% and 70.0% of total services revenues for fiscal 2005, as compared to 33.7% and 66.3% for the fiscal 2004.

Net cash used in investing activities was $248 million and $304 million in fiscal 2005 and 2004. Net cash used in investing activities, relating to our acquisition of additional property, plant and equipment for fiscal 2005 and 2004 was $186 million and $93 million. During fiscal 2005, we invested $100 million in liquid mutual funds, $15 million in non-current deposits with corporations, and redeemed mutual fund investments of $40 million. We also received $11 million on sale of our investment in Yantra Corporation. During fiscal 2004, we invested $205 million in liquid mutual fund units and paid $10 million for purchase of Infosys Australia.

We provide various loans primarily to employees in India who are not executive officers or directors, including car loans, home loans, personal computer loans, telephone loans, medical loans, marriage loans, personal loans, salary advances, education loans and loans for rental deposits. All of these loans, except for the housing and car loans, are available to all of our employees, who are not executive officers or directors, in India. Housing and car loans are available only to mid-level managers and senior managers. The loan program is designed to assist our employees and increase employee satisfaction. These loans are generally collateralized against the assets of the loan and the terms of the loans range from 1 to 100 months. In the aggregate, these loans represented approximately $25 million and $27 million as of March 31, 2005 and 2004. During fiscal 2004, we discontinued fresh disbursements under several of these loan schemes including housing and car loans.

Net cash used in financing activities for fiscal 2005 was $123 million. This primarily comprises $99 million of cash raised by issuance of common stock on exercise of stock options by employees, offset by dividend payments of $222 million. Dividend payments include a special one-time dividend of Rs. 25 ($0.56) per equity share paid in June 2004. Net cash used in financing activities for fiscal 2004 primarily comprised $47 million of dividend payments offset by $27 million of cash raised by issuance of common stock on exercise of stock options by employees and $10 million raised on issuance of preferred stock by Progeon. As of March 31, 2005 we had contractual commitments for capital expenditure of $63 million. These commitments include approximately $55 million in domestic purchases and $8 million in imports and overseas commitments for hardware, supplies and services to support our operations generally, which we expect to be significantly completed by September 2005.

We have provided information to the public regarding forward-looking guidance on our business operations. This information is consistent with market expectations.

Reconciliation between Indian and U.S. GAAP

All financial information in this Prospectus is presented in U.S. GAAP, although we also report for Indian statutory purposes under Indian GAAP. There are material differences between financial statements prepared in Indian and U.S. GAAP. The material differences that affect us are primarily attributable to U.S. GAAP requirements for the:

•	accounting for stock-based compensation;

•	accounting for foreign exchange forward contracts;

•	amortization of intangible assets; and

•	deferred taxes arising due to GAAP differences.

Reconciliation of Net Income

	Fiscal
	2003	2004	2005
Net profit as per Indian GAAP	$197	$272	$423
Amortization of stock compensation expense	(5)	(3)	—
Forward contracts — marked to market	1	4	(4)
Provision for investments	2	—	—
Amortization of intangible assets	—	—	(2)
Others	—	(2)	—
Deferred taxes arising due to GAAP differences	—	(1)	2

Net income as per U.S. GAAP	$195	$270	$419

Quantitative and Qualitative Disclosures about Market Risk

General

Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments.

Our exposure to market risk is a function of our revenue generating activities and any future borrowing activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market risk arises out of our foreign currency accounts receivable.

Risk Management Procedures

We manage market risk through treasury operations. Our treasury operations’ objectives and policies are approved by senior management and our audit committee. The activities of treasury operations include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, if any, and ensuring compliance with market risk limits and policies.

Components of Market Risk

Exchange rate risk. Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we transact a major portion of our business in foreign currencies, particularly the U.S. dollar. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates against dollar. For fiscal 2005 and 2004, U.S. dollar denominated revenues represented 79.4% and 84.9% of total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables. We have sought to reduce the effect of exchange rate fluctuations on our operating results by purchasing derivative instruments such as foreign exchange forward contracts to cover a portion of outstanding accounts receivable. As of March 31, 2005 and 2004, we had outstanding forward contracts in the amount of $353 million and $149 million. These contracts typically mature within one to twelve months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these derivative instruments only as a hedging mechanism and not for speculative purposes. We may not purchase adequate instruments to insulate ourselves from foreign exchange currency risks. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. In addition, any such instruments may not perform adequately as a hedging mechanism. We may, in the future, adopt more active hedging policies, and have done so in the past.

Fair value. The fair value of our market rate risk sensitive instruments approximates their carrying value.

Recent Accounting Pronouncements

Recently, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), Share-Based Payment requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. Currently, we do not deduct the expense of employee stock option grants from our income based on the fair value method as we had adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. The unamortized stock compensation expense as of March 31, 2005, as determined under the fair value method is approximately $15 million. Pursuant to the Securities and Exchange Commission Release No. 33-8568, we are required to adopt SFAS 123R from April 1, 2006. The change in the standard will adversely affect our operating results in the event we make any future grants. However, had compensation cost for our stock-based compensation plan been determined in a manner consistent with the existing fair value approach described in SFAS No. 123, our net income as reported would have been reduced to the pro forma amounts of approximately $393 million, $223 million and $138 million in fiscal 2005, fiscal 2004 and fiscal 2003.

Critical Accounting Policies

We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on management’s judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

Estimates

We prepare financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We primarily make estimates related to contract costs expected to be incurred to complete development of software, allowances for doubtful accounts receivable, our future obligations under employee retirement and benefit plans, useful lives of property, plant and equipment, future income tax liabilities and contingencies and litigation.

We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

Revenue Recognition

We derive our revenues primarily from software development and related services, licensing of software products and from business process management services. We make and use significant management judgments and estimates in connection with the revenue that we recognize in any accounting period. Material differences may result in the amount and timing of our revenue for any period, if we made different judgments or utilized different estimates.

Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Maintenance revenues are recognized ratably over the term of the underlying maintenance arrangement. When the company receives advances for services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met.

Revenue from our fixed-price arrangements for software development and related services that involves significant production, modification or customization of the software, is accounted for in conformity with ARB No. 45, using the guidance in Statement of Position (SOP) 81-1, and the Accounting Standards Executive Committee’s conclusion in paragraph 95 of SOP 97-2. Fixed-price arrangements, which are similar to “contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer’s specification or to provide services related to the performance of such contracts” and “contracts for services performed by architects, engineers, or architectural or engineering design firms,” as laid out in Paragraph 13 of SOP 81-1, are also accounted for in conformity with SOP 81-1.

In the above mentioned fixed price arrangements, revenue has been recognized using the percentage-of-completion method. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. In measuring progress towards completion, we have selected a method that we believe is reliable and best approximates the progress to completion. The input (efforts expended) method has been used to measure progress towards completion as there is a direct relationship between hourly labor input and productivity and the method indicates the most reliable measure of progress. However, we evaluate each contract and apply judgment to ensure the existence of a relationship between hourly labor input and productivity.

At the end of every reporting period, we evaluate each project for estimated revenue and estimated efforts. Any revisions or updates to existing estimates are made wherever required by obtaining approvals from officers having the requisite authority. Management regularly reviews and evaluates the status of each contract in progress to estimate the profit or loss. As part of the review, detailed actual efforts and a realistic estimate of efforts to complete all phases of the project is compared with the details of the original estimate and the total contract price. To date, we have not had any fixed-price, fixed-timeframe contracts that resulted in a material loss. However, our policy is to establish a provision for losses on a contract as soon as losses become evident. We evaluate change orders according to their characteristics and the circumstances in which they occur. If such change orders are considered by the parties to be a normal element within the original scope of the contract, no change in the contract price is made. Otherwise, the adjustment to the contract price may be routinely negotiated. Contract revenue and costs are adjusted to reflect change orders approved by the client and us, regarding both scope and price. Changes are reflected in revenue recognition only after the change order has been approved by both parties. The same principle is also followed for escalation clauses. Costs that are incurred for a specific anticipated contract that will result in no future benefits unless the contract is obtained are not included in contract costs or deferred costs before the signing of the contract. Such costs are deferred only if the costs can be directly associated with a specific anticipated contract and if their recoverability from that contract is determined to be probable.

We provide our clients with a fixed-period warranty for corrections of errors and telephone support on all fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of revenues. We estimate such costs based on historical experience, and review estimates on a periodic basis for any material changes in assumptions and likelihood of occurrence.

In accordance with SOP 97-2, Software Revenue Recognition, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver our software product generally have three elements: license, implementation and Annual Technical Services, or ATS. We have applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor Specific Objective Evidence of fair value or VSOE has been established for ATS. VSOE is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE for implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Revenues from business process management and other services are recognized on both the time-and-material and fixed-price, fixed-timeframe bases. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the proportional performance method using an output measure of performance.

We recognize revenue only on collectibility being probable and hence credit losses do not have an impact on our revenue recognition policy. Fluctuations in our provisions for bad debts and write offs of uncollectible accounts depend on the financial health and economic environment governing our clients. Our provisions are based on specific identification of the credit loss. No one client has contributed significantly to credit losses. We have had no significant changes in our collection policies or payment terms.

Income Tax

As part of our financial reporting process, we are required to estimate our liability for income taxes in each of the tax jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure together with an assessment of temporary differences resulting from differing treatment of items, such as depreciation on property, plant and equipment, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our balance sheet.

We face challenges from domestic and foreign tax authorities regarding the amount of current taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Based on our evaluation of our tax position and the information presently available to us, we believe we have adequately accrued for probable exposures as of March 31, 2005. To the extent we are able to prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted.

Our deferred tax liabilities mainly arise from taxable basis differences in foreign exchange forward contracts, intangible assets and investments in liquid mutual funds. Our deferred tax assets comprise assets arising from basis differences in depreciation on property, plant and equipment, investments for which the ultimate realization of the tax asset may be dependent on the availability of future capital gains, and provisions for doubtful accounts receivable. We assess the likelihood that our deferred tax assets will be recovered from future taxable income. This assessment takes into consideration tax planning strategies, including levels of historical taxable income and assumptions regarding the availability and character of future taxable income over the periods in which the deferred tax assets are deductible. We believe it is more likely than not that we will realize the benefits of those deductible differences, net of the existing valuation allowance at March 31, 2005. The ultimate amount of deferred tax assets realized may be materially different from those recorded, as influenced by potential changes in income tax laws in the tax jurisdictions where we operate.

To the extent we believe that realization of a deferred tax asset is not likely, we establish a valuation allowance or increase this allowance in an accounting period and include an expense within the tax provision in our statements of income. As of March 31, 2005 and March 31, 2004, we recorded valuation allowances of $1 million and $2 million due to uncertainties related to our ability to utilize some of our deferred tax assets comprising provisions for doubtful accounts receivable and investments. In the event that actual results differ from these estimates of valuation allowance or if we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

Business Combinations, Goodwill and Intangible Assets

We account for business combinations in accordance with SFAS No. 141, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business. The accounting for contingent consideration based on earnings or other performance measures is a matter of judgment that depends on the relevant facts and circumstances. If the substance of the contingent consideration is to provide compensation for services, use of property, or profit sharing, we account for the additional consideration as an expense of the appropriate period. Otherwise, the additional consideration paid is recorded as an additional cost of the acquired business.

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. We generally seek the assistance of independent valuation experts in determining the fair value of the identifiable tangible and intangible net assets of the acquired business. We assign all the assets and liabilities of the acquired business, including goodwill, to reporting units in accordance with SFAS No. 142, Goodwill and Other Intangible Assets.

We test goodwill for impairment on an annual basis. In this process, we rely on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit will be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

We amortize intangible assets over their respective individual estimated useful lives on a straight-line basis. Our estimates of the useful lives of identified intangible assets are based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

We evaluate intangible assets for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

In evaluating goodwill and intangible assets for impairment, we may seek the assistance of independent valuation experts, perform internal valuation analyses and consider other information that is publicly available. The results of our evaluation may be dependent on a number of factors including estimates of future market growth and trends, forecasted revenue and costs, discount rates and other variables. While we use assumptions which we believe are fair and reasonable, actual future results may differ from the estimates arrived at using the assumptions.

Off-Balance Sheet Arrangements

None.

Contractual Obligations

Set forth below are our outstanding contractual obligations as of March 31, 2005.

Contractual obligations ($ in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$31	$6	$12	$7	$6
Purchase obligations	104	104	—	—	—
Preferred stock of subsidiary	21	—	—	—	21
Other long term liabilities	5	—	—	—	5
Post employment benefits	15	1	2	4	8

Total	$176	$111	$14	$11	$40

Purchase Obligation means an agreement to purchase goods or services that is enforceable and legally binding on the company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

BUSINESS

Company Overview

Infosys is a leading global technology services firm. We provide comprehensive end-to-end business solutions that leverage technology for our clients, including consulting, design, development, software re-engineering, maintenance, systems integration, package evaluation and implementation and infrastructure management services. We also provide software products to the banking industry. Through Progeon, we provide business process management services such as offsite customer relationship management, finance and accounting, and administration and sales order processing. Our clients rely on our solutions to enhance their business performance.

Our professionals deliver high quality solutions through our Global Delivery Model. Using our Global Delivery Model, we divide projects into components that we execute simultaneously at client sites and at our development centers in India and around the world. We optimize our cost structure by maintaining the flexibility to execute project components where it is most cost effective. Our Global Delivery Model, with its easily scalable infrastructure and ability to execute project components around the clock and across time zones, enables us to reduce project delivery times.

We have organized our sales, marketing and business development teams to focus on specific geographies and industries, thus enabling us to customize our service offerings to our clients’ needs. Our primary geographic markets are North America, Europe and the Asia-Pacific region. We serve clients in financial services, manufacturing, telecommunications, retail, utilities, logistics and other industries. Some of our top 25 clients by revenues (including their affiliates) in the core industries we serve include Aetna, DaimlerChrysler, DHL and Telstra. Repeat business represented 95.4% and 93.4% of our revenues during fiscal 2005 and 2004.

We believe we have among the best talent in the Indian technology services industry, and we are committed to remain among the industry’s leading employers. In 2004, we ranked second on Dataquest India’s list of the Best Employers for the IT industry in India and Computerworld ranked us as one of the 100 Best Places to Work for IT Professionals in the United States. Recently, we were named “India’s Best Managed Company” based on a study conducted by Business Today and A.T. Kearney.

Our revenues grew from $414 million in fiscal 2001 to $1,592 million in fiscal 2005, representing a compound annual growth rate of 40.0%. Our net income grew from $132 million to $419 million during the same period, representing a compound annual growth rate of 33.5%. For fiscal 2005, we had revenues and net income of $1,592 million and $419 million, representing increases of 49.8% and 55.2% over fiscal 2004. Our total employees grew from approximately 9,800 at March 31, 2001 to approximately 36,800 at March 31, 2005, representing a compound annual growth rate of 39.2%.

Founded in 1981 and headquartered in Bangalore, India, we completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. In August 2003, we completed a sponsored secondary offering of ADSs in the United States on behalf of our shareholders.

Progeon is our majority-owned subsidiary. Infosys Australia, Infosys China and Infosys Consulting are our wholly-owned subsidiaries. The address of our registered office is Electronics City, Hosur Road, Bangalore 560 100, Karnataka, India. The telephone number of our registered office is +91 (80) 2852 0261. Our agent for service in the United States is CT Corporation System, 818 West Seventh Street, Los Angeles, CA 90017. Our website addresses are www.infosys.com and www.infy.com and do not constitute a part of this prospectus.

Our Industry

Changing economic and business conditions, rapid technological innovation, proliferation of the Internet and increasing globalization are creating an increasingly competitive market environment that is driving corporations to transform the manner in which they operate. Customers are increasingly demanding improved products and services with accelerated delivery times and at lower prices. To adequately address these needs, corporations are focusing on their core competencies and are using outsourced technology service providers to help improve productivity, develop new products, conduct research and development activities, reduce business risk, and manage operations more effectively.

The role of technology has evolved from supporting corporations to transforming them. The ability to design, develop, implement, and maintain advanced technology platforms and solutions to address business and customer needs has become a competitive advantage and a priority for corporations worldwide. Concurrently, the prevalence of multiple technology platforms and a greater emphasis on network security and redundancy have increased the complexity and cost of IT systems, and have resulted in greater technology-related risks. The need for more dynamic technology solutions and the increased complexity, cost and risk associated with these technology platforms has created a growing need for specialists with experience in leveraging technology to help drive business strategy.

Market Trends

There is an increasing need for highly skilled technology professionals in the markets in which we operate. At the same time, corporations are reluctant to expand their internal IT departments and increase costs. These factors have increased corporations’ reliance on their outsourced technology service providers and are expected to continue to drive future growth for outsourced technology services.

In October 2004, the Gartner 2004 IT Spending and Staffing Survey indicated that enterprises will increase 2005 IT operating budgets by 5% over 2004 levels. Further, in January 2005, Gartner projected in its Market Trends: IT Services Market, Worldwide, 2002-2008, that the global IT services market will grow from $569.6 billion in 2003 to $754.8 billion in 2008, representing a compound annual growth rate of approximately 5.8%.

Increasing Trend Towards Offshore Technology Services

Outsourcing the development, management and ongoing maintenance of technology platforms and solutions has become increasingly important. Corporations are increasingly turning to offshore technology service providers to meet their need for high quality, cost competitive technology solutions. As a result, offshore technology service providers have become mainstream in the industry and continue to grow in recognition and sophistication. The effective use of offshore technology services offers a variety of benefits, including lower total cost of ownership of IT infrastructure, lower labor costs, improved quality and innovation, faster delivery of technology solutions and more flexibility in scheduling. According to Gartner’s Global Offshore Sourcing Predictions report published in June 2004, less than 3% of global corporate IT services spending will be globally sourced in 2004. By 2007, Gartner expects that the globally sourced component of IT services spending will be about $50 billion, or 7% of total global IT services spending. In addition, technology companies are also recognizing the benefits of offshore technology service providers in software research and development, and related support functions and are outsourcing a greater portion of these activities.

The India Advantage

India is recognized as the premier destination for offshore technology services. In June 2004, the Gartner Strategic Analysis Report: India Maintains Its Offshore Leadership Position indicated that through 2008 India will remain the dominant offshore service provider, with no other nation achieving a double-digit share of global offshore service revenue. According to a Fact Sheet on the Indian IT Industry recently published by NASSCOM, the total combined Indian IT services and IT-enabled services export market in 2004 was nearly $13 billion. A report published by NASSCOM-KPMG in 2004 indicated that the total Indian IT services and IT-enabled services export market is projected to grow to $49 billion by 2009.

There are several key factors contributing to this growth.

High Quality Delivery. According to a report by Dataquest India published in October 2003, 75% of the world’s SEI-CMM Level 5-assessed development centers were located in India. SEI-CMM is the Carnegie Mellon Software Engineering Institute’s Capability Maturity Model, which assesses the quality of organizations’ management system processes and methodologies. Level 5 is the highest level of the CMM assessment.

Significant Cost Benefits. The NASSCOM Strategic Review 2005 suggests that overseas companies could realize savings of 40% to 50% by utilizing offshore resources provided by Indian companies.

Abundant Skilled Resources. India has a large and highly skilled English-speaking labor pool. According to the NASSCOM Strategic Review 2005, India produces approximately 2.5 million university and college graduates, including approximately 290,000 engineering degree and diploma holders from its educational institutions annually.

The factors listed above also make India the premier destination for other services such as IT-enabled services, which we refer to as business process management. Industry analysts have observed that business process management services of leading offshore technology service providers have strong prospects for growth given the providers’ experience, proven track record and breadth of client relationships. According to a Fact Sheet on the Indian IT Industry recently published by NASSCOM, the total Indian IT-enabled services export market in 2004 was nearly $4 billion. The 2004 NASSCOM-KPMG report estimates that the Indian IT-enabled services exports market will grow to approximately $21 billion by 2009.

While these advantages apply to a majority of companies with offshore capabilities in India, we believe that there are additional factors critical to a successful, sustainable and scalable technology services business. These factors include the ability to:

•	effectively integrate onsite and offshore execution capabilities to deliver seamless, scalable services;

•	increase depth and breadth of service offerings to provide a one-stop solution in an environment where corporations are increasingly reducing the number of technology services vendors they are using;

•	develop and maintain knowledge of a broad range of existing and emerging technologies;

•	demonstrate significant domain knowledge to understand business processes and requirements;

•	leverage in-house industry expertise to customize business solutions for clients;

•	attract and retain high quality technology professionals; and

•	make strategic investments in human resources and physical infrastructure (or facilities) throughout the business cycle.

Evolution of Technology Outsourcing

The nature of technology outsourcing is changing. Historically, corporations either outsourced their technology requirements entirely or on a standalone project-by-project basis. In an environment of rapid technological change, globalization and regulatory changes, the complete outsourcing model is often perceived to limit a corporation’s operational flexibility and not fully deliver potential cost savings and efficiency benefits. Similarly, project-by-project outsourcing is also perceived to result in increased operational risk and coordination costs, as well as failing to fully leverage technology service providers’ full ranges of capabilities. To address these issues, corporations are developing a more systematic approach to outsourcing that necessitates their technology service providers to develop specialized systems, processes and solutions along with cost-effective delivery capabilities.

Our Competitive Strengths

We believe our competitive strengths include:

Innovation and Leadership. We are a pioneer in the technology services industry. We were one of the first Indian companies to achieve a number of significant milestones which has enhanced our reputation in the marketplace. For example, we were one of the first companies to develop and deploy a global delivery model and attain SEI-CMMI Level 5 certification for both our offshore and onsite operations. More recently, we established a business consulting practice in the United States which leverages our Global Delivery Model. In addition, we were the first Indian company to list on a U.S. stock exchange.

Proven Global Delivery Model. We believe our highly evolved Global Delivery Model represents a key competitive advantage. Over the past decade, we have developed our onsite and offshore execution capabilities to deliver high quality and scalable services. In doing so, we have made substantial investments in our processes, infrastructure and systems, and have refined our Global Delivery Model to effectively integrate onsite and offshore technology services. Our Global Delivery Model provides clients with seamless, high quality solutions in reduced timeframes enabling our clients to achieve operating efficiencies and realize significant cost savings. To address changing industry dynamics, we continue to refine our Global Delivery Model. Through our recently developed Modular Global Sourcing framework, we assist clients in segmenting their internal business processes and applications, including IT processes, and outsourcing these segments selectively on a modular basis to reduce risk and cost and increase operational flexibility. We believe that this approach and other ongoing refinements to our Global Delivery Model help us retain our industry leadership position.

Comprehensive and Sophisticated End-to-End Solutions. Our suite of comprehensive, end-to-end technology-based solutions enables us to extend our network of relationships, broaden our dialogue with key decision makers within each client, increase the points of sale for new clients and diversify our service-mix. As a result, we are able to capture a greater share of our clients’ technology budgets. Our suite of solutions encompasses consulting, design, development, software re-engineering, maintenance, systems integration and package evaluation and implementation, and through Progeon, business process management services. Through our domain competency group and software engineering and technology lab, we research and engineer new solutions tailored for our clients and their respective industries. More recently, through the creation of Infosys Consulting, we have enhanced our ability to provide strategic and competitive analysis and complex operational consulting services. We have a well-defined methodology to update and extend our service offerings to meet the evolving needs of the global marketplace.

Commitment to Superior Quality and Process Execution. We have developed a sophisticated project management methodology to ensure timely, consistent and accurate delivery of superior quality solutions to maintain a high level of client satisfaction. We constantly benchmark our services and processes against globally recognized quality standards. Certifications we have received include SEI-CMMI Level 5 and ISO 14001.

Long-Standing Client Relationships. We have long-standing relationships with large multi-national corporations built on successful prior engagements with them. Our track record of delivering high quality solutions across the entire software life cycle and our strong domain expertise helps us to solidify these relationships and gain increased business from our existing clients. As a result, we have a history of client retention and derive a significant proportion of revenues from repeat clients. Approximately 35.0% and 39.3% of our revenue from top 100 clients during fiscal 2005 and 2004 has been contributed by entities who have been our clients since fiscal 1998. During fiscal 2005 and 2004, 95.4% and 93.4% of our revenues were generated from existing clients.

Status as an Employer of Choice. We believe we have among the best talent in the Indian technology services industry and we are committed to remain among the industry’s leading employers. We have a presence in nine cities in India, allowing us to recruit technology professionals with specific geographic preferences. Our diverse workforce includes employees of 53 nationalities. Our training programs ensure that new hires enhance their skills in alignment with our requirements and are readily deployable upon completion of their training programs. Our lean organizational structure and strong unifying culture facilitate the sharing of knowledge and best practices among our employees.

Ability to Scale. We have successfully managed our growth by investing in infrastructure and by rapidly recruiting, training and deploying new professionals. We currently have 33 global development centers, the largest of which are located in India. We also have development centers in Australia, Canada, China, Japan, Mauritius and locations in the United States and Europe. Our financial position allows us to make the investments in infrastructure and personnel required to continue growing our business. We can rapidly deploy resources and execute new projects through the scalable network of our global delivery centers. Between March 31, 2001 and March 31, 2005, our total employees grew from approximately 9,800 to approximately 36,800. We had approximately 36,800 employees as of March 31, 2005 representing an increase of approximately 11,100 employees, net of attrition, from March 31, 2004.

Our Strategy

We seek to further strengthen our position as a leading global technology services company by successfully differentiating our service offerings and increasing the scale of our operations. To achieve these goals, we seek to:

Increase Business from Existing and New Clients. Our goal is to build enduring relationships with both existing and new clients. With existing clients, we aim to expand the nature and scope of our engagements by increasing the size and number of projects and extending the breadth of our service offerings. For new clients, we seek to provide value-added solutions by leveraging our in-depth industry expertise and expanding the breadth of services offered to them beyond those in the initial engagement. We manage first-time engagements by educating clients about the offshore model, taking on smaller projects to minimize client risk and demonstrating our superior execution capabilities. We also plan to increase our recurring business with clients by providing software re-engineering, maintenance, infrastructure management and business process management services which are long-term in nature and require frequent client contact. Our newly formed Strategic Global Sourcing Group is comprised of senior professionals and has been established to identify, secure and manage new, large, and long-term client engagements.

Expand Geographically. We seek to selectively expand our global presence to enhance our ability to service clients. We plan to accomplish this by establishing new sales and marketing offices, representative offices and global development centers to expand our geographical reach. We intend to increase our presence in China through Infosys China, in the Czech Republic and Eastern Europe directly and through Progeon, and in Australia through Infosys Australia. We intend to use our operations in these regions to eventually support clients in the local market as well as our global clients.

Continue to Invest in Infrastructure and Employees. We intend to continue to invest in physical and technological infrastructure to support our growing worldwide development and sales operations and to increase our productivity. In 2004, we invested in a major upgrade of our systems to re-architect, expand and consolidate our international bandwidth capacity from India to the United States. To enhance our ability to hire and successfully deploy increasingly greater numbers of technology professionals, we intend to continue investing in recruiting, training and maintaining a challenging and rewarding work environment. During fiscal 2005, we screened over 1,348,800 employment applications, tested over 122,000 applicants, interviewed over 36,600 applicants and made approximately 14,500 offers of employment. These statistics do not include Progeon or our other subsidiaries. We have also recently completed the construction of an employee training facility in Mysore, India to further enhance our employee training capabilities. The Mysore facility is able to house 4,500 trainees at any one time, and is able to provide the facilities required for the training of approximately 12,000 employees annually.

Continue to Enhance our Solution Set. We seek to continually enhance our portfolio of solutions as a means of developing and growing our business. To differentiate our services, we focus on emerging trends, new technologies, specific industries and pervasive business issues that confront our clients. In recent years, we have added new service offerings, such as consulting, business process management, systems integration and infrastructure management, which are major contributors to our growth. We also recently established Infosys Consulting to add additional operational and business consulting capabilities to our Global Delivery Model. Furthermore, our new Modular Global Sourcing framework and other refinements to our Global Delivery Model enhance our ability to service our customers.

Continue to Develop Deep Industry Knowledge. We continue to build specialized industry expertise in the financial services, manufacturing, telecommunications, retail, transportation and logistics industries. We combine deep industry knowledge with an understanding of our clients’ needs and technologies to provide high value, quality services. Our industry expertise can be leveraged to assist other clients in the same industry, thereby improving quality and reducing the cost of services to our clients. We will continue to build on our extensive industry expertise and enter into new industries.

Enhance Brand Visibility. We continue to invest in the development of our premium brand identity in the marketplace. Our branding efforts include participating in media and industry analyst events, sponsorship of and participation in targeted industry conferences, trade shows, recruiting efforts, community outreach programs and investor relations. We have instituted the Wharton Infosys Business Transformation Award, offered jointly with the Wharton School at the University of Pennsylvania to recognize visionaries and Global 2000 organizations that use technology innovatively to transform their industries. We believe that a strong and recognizable Infosys brand will continue to facilitate the new-business lead generation process and enhance our ability to attract talented personnel globally.

Pursue Alliances and Strategic Acquisitions. We intend to continue to develop alliances that complement our core competencies. Our alliance strategy is targeted at partnering with leading technology providers, which allows us to take advantage of emerging technologies in a mutually beneficial and cost-competitive manner. We also intend to selectively pursue acquisitions that augment our existing skill sets, industry expertise, client base or geographical presence. In January 2004, we acquired Infosys Australia primarily due to its market position in Australia, skilled employees, management strength, expertise in the telecommunications industry and potential to serve as a platform for enhancing business opportunities in Australia.

Our Global Delivery Model

Our Global Delivery Model allows us to produce where it is most cost effective and sell services where it is most profitable. The Global Delivery Model enables us to derive maximum benefit from:

•	access to our large pool of highly skilled technology professionals;

•	a 24-hour execution capabilities across multiple time zones;

•	the ability to accelerate delivery times of large projects by simultaneously processing project components;

•	physical and operational separation of client projects to provide enhanced security;

•	cost competitiveness across geographic regions;

•	built-in redundancy to ensure uninterrupted services; and

•	a knowledge management system that enables us to re-use solutions where appropriate.

In a typical offshore development project, we assign a team of technology professionals to visit a client’s site to determine the scope and requirements of the project. Once the initial specifications of the project have been established, our project managers return to the relevant global development center to supervise a larger team of technology professionals dedicated to the development or implementation of the solution. Typically, a small team remains at the client’s site to manage project coordination and address changes in requirements as the project progresses. Teams return to the client’s site when necessary to ensure seamless integration. To the extent required, a dedicated team provides ongoing maintenance from our global development centers. The client’s systems are linked to our facilities enabling simultaneous processing in our global development centers. Our model ensures that project managers remain in control of execution throughout the life of the project regardless of location.

For the past 14 years, we have successfully executed projects at our global development centers. We have 33 global development centers, of which 17 are located in India, 8 are in North America (including 1 in Toronto,

Canada), 5 are in the Asia-Pacific region and 3 are in Europe. Our largest development centers are located in India. Approximately 71.3% of the total billed person-months for our services rendered during fiscal 2005 originated from our global development centers in India, with the balance of the work being performed at client sites and our global development centers located outside India.

Our quality control processes and programs are designed to minimize defects and ensure adherence to pre-determined project parameters. Additionally, software quality advisors help individual teams establish appropriate processes for projects and adhere to multi-level testing plans. The project manager is responsible for tracking metrics, including actual effort spent versus initial estimates, project budgeting and estimating the remainder of efforts required on a project.

Our Global Delivery Model mitigates risks associated with providing offshore technology services to our clients. For our communications needs, we use multiple service providers and a mix of satellite, terrestrial and optical fiber links with alternate routing. In India, we rely on two telecommunications carriers to provide high-speed links inter-connecting our global development centers. Internationally, we rely on multiple satellite links to connect our Indian global development centers with network hubs in other parts of the world. In 2004, we invested in a major upgrade to re-architect, expand and consolidate international bandwidth capacity from India to the United States. Our significant investment in redundant infrastructure enables us to provide uninterrupted service to our clients. Our business continuity center in Mauritius enables us to transfer the execution of a portion of our business activities rapidly from our Indian global development centers to Mauritius and is an example of our investment in redundant infrastructure.

Modular Global Sourcing

The nature of technology outsourcing is changing. Historically, corporations either outsourced their technology requirements entirely or on a standalone project-by-project basis. The complete outsourcing model is perceived to be deficient as a result of:

•	the increased pace of technological change;

•	continuous change in the business environment due to globalization and deregulation;

•	the need to better manage risk in an evolving regulatory environment, such as ensuring compliance with the requirements of the Sarbanes-Oxley Act;

•	the failure to deliver promised cost savings and expected benefits; and

•	the changing role of technology from merely improving operational efficiency to becoming an integral part of a corporation’s strategy.

Similarly, project-by-project outsourcing is also perceived to have its deficiencies, resulting in increased operational risk and coordination costs, as well as the failure to fully leverage service providers’ full range of capabilities.

We have developed our Modular Global Sourcing framework to address these issues and assist clients in evaluating and defining, on both a modular and an enterprise-wide basis, the client’s business processes and applications that can be outsourced, and the capabilities required to effectively deliver those processes and applications to the organization. We then assist the client in assessing whether a particular process, application or infrastructure is best retained within the organization or is suitable for outsourcing based on various factors including third-party capabilities, potential cost savings, risks to the organization and importance of the function. Thereafter, we assist in sourcing decisions, the related risk assessments, transitioning, and program management and execution.

Our systematic approach to evaluating an enterprise’s IT systems and business processes under the Modular Global Sourcing framework allows us to better align our clients’ business, operations and IT platforms and solutions. As a result, our clients are able to fully benefit from our Global Delivery Model to realize cost savings, enhanced efficiencies and lasting competitive advantages, while retaining control and flexibility. Modular Global Sourcing also positions us to offer the broadest range of services to the greatest number of clients and to capture a greater share of our clients’ technology budgets.

Our End-to-End Solutions

We provide comprehensive end-to-end business solutions that leverage technology. Our service offerings include custom application development, maintenance and production support, software re-engineering, package evaluation and implementation, IT consulting, and other solutions, including testing services, operations and business process consulting, engineering services, business process management, systems integration and infrastructure management services. We also provide software products for the banking industry.

We complement our industry expertise with specialist support for our clients using our domain competency group, which has expertise in areas such as securities, insurance, banking and cash management, supply chain management, manufacturing, retail and distribution, energy and utilities, healthcare, and travel and tourism. We also use our software engineering group and technology lab to create customized solutions for our clients. In addition, we continually evaluate and train our professionals in new technologies and methodologies. Finally, we ensure the integrity of our service delivery by utilizing a scalable, redundant and secure infrastructure.

We generally assume full project management responsibility in each of our solution offerings. We strictly adhere to our SEI-CMMI Level 5 internal quality and project management processes. We have a knowledge management system to enable us to leverage existing solutions across our company, where appropriate, and have developed in-house tools for project management and software life cycle support. These processes, methodologies, knowledge management systems and tools reduce the overall cost to the client and enhance the quality and speed of delivery.

Our engagements generally include more than one of the solutions listed below. Revenues attributable to custom application development, maintenance and production support, software re-engineering, package evaluation and implementation and IT consulting services represented a majority of our total revenues in fiscal 2005.

Custom Application Development

We provide customized software solutions for our clients. We create new applications and enhance the functionality of our clients’ existing software applications. Our projects vary in size and duration. Each project typically involves all aspects of the software development process, including defining requirements, designing, prototyping, programming, module integration and installation of the custom application. We perform system design and software coding and run pilots primarily at our global development centers, while transition planning, user training and deployment activities are performed at the client’s site. Our application development services span the entire range of mainframe, client server and Internet technologies. An increasing proportion of our applications development engagements are related to emerging platforms such as Microsoft’s .NET or open platforms such as J2EE and Linux.

As an example, a large global financial services client needed a single comprehensive system to efficiently manage large volumes of data relating to its private banking clients located across the world. With a peak team size of 120 professionals working over a 30-month period, we developed the solution, starting from project definition and application development to global roll-out and subsequent support, which integrated data from over 20 disparate systems using multiple technologies. The solution has been successfully implemented across the client’s offices in North America, Europe, Latin America and the Asia-Pacific region. The client’s personnel are now able to proactively interpret client data using a platform that presents a single unified view of their private banking clients. The new system was a major business initiative for our client and our solution played an important role in the successful execution of their strategy. We continue to work with this client to enhance the applications that we developed for them.

Maintenance and Production Support

We provide maintenance services for our clients’ large software systems that cover a wide range of technologies and businesses, and are typically critical to a client’s business. Our consultants take a proactive approach to software maintenance, by focusing on long-term functionality, stability and preventive maintenance to avoid problems that typically arise from incomplete or short-term solutions. This approach, coupled with our quality processes, allows our clients to continually reduce recurring maintenance costs.

While we perform most of the maintenance work at our global development centers using secure and redundant communication links to our client’s systems, we also maintain a team at the client’s facility to coordinate certain key interface and support functions.

As an example, a client in the insurance industry was facing difficulties in maintaining its existing legacy systems while simultaneously developing its new Internet-based system. Working with this client since 1999, we assumed the client’s in-house responsibilities, and during 2004 we deployed over 400 professionals across several projects providing maintenance, enhancement and support services to our client, presently for over 50 applications and 20,000 users covering mainframe, client-server and Internet technologies.

Software Re-engineering

Our software re-engineering services assist our clients in converting their existing IT systems to newer technologies and platforms developed by third-party vendors. Our re-engineering services include web-enabling our clients’ existing legacy systems, database migration, implementing product upgrades, and platform migrations, such as mainframe to client-server and client-server to Internet platforms.

As an example, a client in the computer manufacturing industry had a large, disparate installed base of legacy systems which needed to be re-engineered to work with open systems with newer technologies. Our team of over 150 professionals re-engineered a suite of applications from several legacy systems such as VAX/VMS, AS/400 and IBM mainframes, running on Ingres, Sybase and DB2 databases, to new generation systems such as RS6000/AIX, running on Oracle database and Holos OLAP tools. Our solution provides a unified, enterprise-wide platform for over 50 applications for 10,000 users spread across North America, Europe and Asia, and we now have been engaged by this client to perform its follow-up application maintenance function, a function previously performed in-house by the client.

Package Evaluation and Implementation

We assist our clients in the evaluation and implementation of software packages developed by third-party vendors and provide training and support services in the course of their implementation. We specialize in: enterprise resource planning packages developed by vendors including Oracle, PeopleSoft, Retek and SAP; supply chain management packages developed by vendors including i2, Manugistics and Oracle; customer relationship management packages developed by vendors including PeopleSoft (Vantive) and Siebel; business intelligence packages developed by vendors such as Business Objects and Cognos; and enterprise application integration packages developed by vendors like IBM and TIBCO. Our engagements cover a broad range of industries such as automotive, beverages, financial services, food, healthcare, manufacturing, pharmaceuticals, retail, technology and telecommunications.

As an example, a global automobile manufacturing client needed a solution to track movement of vehicles within its distribution network in Europe, South Africa and the Asia-Pacific region. We implemented an SAP-based solution that networked dealers located in these regions with our client’s regional offices as well as production sites, on a real-time basis. This particular implementation, phase one of which was completed by a 180-person team, enabled the client to integrate operations in these regions with a common vehicle management system for all its brands. Our client and its dealers now have significantly higher visibility of the supply chain, resulting in substantial cost efficiencies and enhanced customer service.

IT Consulting

Our IT consulting professionals assist our clients by providing technical advice in developing and recommending appropriate IT architecture, hardware and software specifications to deliver IT solutions designed to meet specific business and computing objectives. Our IT consulting professionals often work closely with technology professionals from our industry and services focused groups in delivering these solutions. We offer IT consulting in the following areas:

•	migration planning, institution-wide implementation and overall project management involving multiple vendors under a common architecture; IT infrastructure assessment, which includes assessing our clients’ IT capabilities against current and future business requirements and recommending appropriate technology infrastructure; and

•	technology roadmap development, which allows clients to evaluate emerging technologies and develop the standards and methodologies for applying those emerging technologies.

As an example, a client in mortgage services needed technical assistance in restructuring its IT systems for loan origination and servicing operations. A core team of our IT consultants worked with the client’s business team to analyze technology driven improvement opportunities. The team made several recommendations and redesigned the client’s core systems architecture for these operations. An implementation roadmap was also recommended. Because we had developed a clear understanding of the client’s systems architecture from this project, we were further engaged to develop the custom backbone IT application for the client’s next generation post-funding system.

To complement and expand our IT consulting practice, we have established Infosys Consulting to deliver our operations and business process consulting services which we discuss below.

Other Solutions

We have been expanding the nature and scope of our engagements by extending the breadth of services we offer. Recently, we added new service offerings including testing services, engineering services, business process management, systems integration, infrastructure management and operational and business process consulting. These services are expected to represent a growing percentage of our total revenues, but currently represent a less significant percentage of our total revenues. We cannot be certain that these service offerings will effectively meet client needs or that these services will grow as a percentage of our revenues.

Testing Services. We offer end-to-end validation solutions and services including enterprise test management, performance benchmarking, test automation and product certification. These services are designed to evaluate the efficiency of our clients’ technology systems against criteria specified by our clients. For each particular client, we focus on developing a framework for ongoing testing in order to seek continuous improvement in the predictability of our client’s internal systems. Our service professionals are trained in leading test management tools from developers such as Mercury Interactive, IBM-Rational and Segue.

As an example, a client in the food distribution business needed to establish a strong validation program for testing various new processes and functions as part of a major re-engineering program. Our team of validation experts spent approximately 1,000 person months designing, developing, automating and executing an end-to-end validation program involving integration of the client’s disparate legacy systems with four new software packages. Our solution involved interacting with over 25 business units and six global software vendors to deliver an integrated, coherent validation program, which played an important role in our client’s re-engineering exercise. We believe this initial project provides us with a good opportunity to provide follow-up enhancement projects and cross-sell other services to this client.

Operations and Business Process Consulting. Through Infosys Consulting, we offer operations and business process consulting services that leverage our business, domain and technology expertise utilizing our Global Delivery Model. Our consulting services include strategic and competitive analysis to help our clients improve their business operations and create competitive advantages. We also assist clients in implementing operational changes to their businesses. We offer consulting services in the areas of:

•	customer operations, customer service, sales and pricing, marketing analytics and customer relationship management;

•	product operations, which includes research and development for new products, supply chain transformation, and working capital efficiency; and

•	corporate operations, which includes technology strategy, finance, legal and human resources operations.

Our team includes professionals with significant functional and industry expertise and several years of experience with leading global consulting firms.

As an example, our client, a global transportation company with a presence in over 80 countries, is considering alternative strategies to structurally reorganize its business in conjunction with its proposed transformation to become an end-to-end logistics and supply chain management company. We have been given the primary responsibility to design a transformation management office that would utilize world class processes, templates and tools. In addition, we are recommending strategic IT organizational alternatives to help the client with the transition of its IT organization. Additional flow-through projects resulting from our engagement are expected to include our various other service offerings that will utilize our Global Delivery Model. This overall transformation program is expected to enable our client to align its systems and processes with its new business model and enhance customer service levels in areas such as pricing, collection, delivery time, tracking of shipments, payment systems and inquiry handling.

Engineering Services. We offer engineering services that primarily assist our clients in the manufacturing sector, in their new product development process and in managing the life cycles of their existing product lines. We focus on the following areas:

•	for the automotive, aerospace and heavy equipment industries — applications involving computer-aided design, computer-aided manufacturing and computer-aided engineering technologies; and

•	for the automotive, electronics, aerospace and industrial automation industries — design and development of software that is embedded in various hardware components.

As an example, a client in automotive seating systems and interior supplies needed to reduce costs and cycle time in the design of automotive seating systems. Our team of professionals employed advanced techniques in mathematics, structural mechanics, finite element analysis, iterative design and simulation to produce digital prototypes that satisfied both the client’s design constraints and applicable regulatory standards. Creation of digital prototypes reduced the number of physical prototypes that the client otherwise would have needed, hence reducing turnaround time and production costs.

Business Process Management. We offer business process management services and analysis through Progeon.

Progeon enables clients to outsource several process-intensive functions related to customer relationship management, finance and accounting, and administration and sales order processing. Industry specific service offerings include the following:

•	for the banking industry — payment services, transaction management services, check processing, mortgage and loan account servicing, collections, customer account management and treasury operations management;

•	for the insurance and health care industries — policy owner services, claims processing, transaction and reinsurance accounting, statutory and regulatory reporting, annuities processing and benefits administration;

•	for the securities and brokerage industry — client account and data management services, reconciliation services, knowledge-based services such as fixed income research and analytics, corporate support and other back office services; and

•	across all industries – customer relationship management, sales order processing, and finance and account services.

As an example, we deliver extensive sales order processing services for a client engaged in telecommunications equipment manufacturing. Under our current contract, our 700-person team manages 26 discrete processes across a wide spectrum of the client’s business, including order capture and validation, performance of credit checks and monitoring credit utilization, determining discount levels, order finalization and entry as well as monitoring and updating orders for rejections, cancellations and amendments. Our operations are fully integrated with our clients’ data and fax server networks on a real-time, 24-hour basis.

Systems Integration. We develop and deliver solutions that enhance the compatibility between various components of our clients’ IT infrastructure. Our services are designed to efficiently integrate technology solutions and software systems by leveraging products from multiple partners, operating platforms and vendors in order to efficiently meet our clients’ business needs.

As an example, a client in the banking industry needed to upgrade its obsolete systems infrastructure at all its banking centers, as well as integrate the system with disparate legacy systems of its recently acquired subsidiary companies. Through process automation and our custom built tools, we developed a solution which is being implemented with an estimated effort of approximately 900 person-months over a two to three year period that integrates IT systems at 880 banking centers, workstations and computing infrastructure across the United States. Using our solution, the client is able to benefit from a unified automated banking system and has upgraded to the newer operating systems without any significant business disruption.

Infrastructure Management Services. Through this service offering, we manage the operations of our clients’ IT infrastructure. Our service offerings include data center management, technical support services, application management services and process implementation/enhancement services. These services are delivered primarily through our global network and data operations centers in Bangalore and Pune, India, and several development centers in the United States.

As an example, a client in the electronic components and semiconductor industry needed a more cost-effective approach to maintain its network infrastructure. Since our initial engagement by the client in 2001, we have taken over the responsibilities of network and security management, server management, desktop management and enterprise application management, and currently provide comprehensive services including system administration, database management, network management, application support and desktop support across over 170 servers/operating systems and over 200 applications. These systems are managed from our centralized location in Bangalore, India covering the client’s group companies spread over 60 locations.

Banking Software Products

We also develop, market and license proprietary banking solutions for the banking industry. Our principal banking products and solutions are the Finacle® suite of universal banking solution products and professional services.

Finacle® Suite of Products. Our suite of software products include Finacle® Core Banking, Finacle® eChannels, Finacle® eCorporate, Finacle® CRM and Finacle® Treasury. The Finacle® suite is a comprehensive, flexible, scalable and fully web-enabled solution that addresses banks’ core banking, treasury, wealth management, consumer and corporate e-banking, mobile banking and web-based cash management requirements.

Professional Services. Our services complement our product suite and include implementation, customization, support, consulting, training and documentation.

Our Clients

We market our services to large corporations in North America, Europe and the Asia-Pacific Region. We have a strong market presence in North America and a growing presence in Europe. Our revenues for the last three fiscal years by geographic area are as follows:

	Fiscal
	2003	2004	2005
North America	72.9%	71.2%	65.2%
Europe	17.6%	19.2%	22.3%
India	2.1%	1.3%	1.9%
Rest of the World	7.4%	8.3%	10.6%

Total	100%	100%	100%

We have in-depth expertise in the financial services, manufacturing, telecommunications and retail industries, as well as, to a lesser extent, the utilities and logistics industries. Our revenues for the last three fiscal years by market segment are as follows:

	Fiscal
	2003	2004	2005
Financial Services	37.5%	36.6%	34.5%
Manufacturing	16.4%	14.8%	14.5%
Telecommunications	15.1%	16.6%	18.5%
Retail	11.4%	11.7%	9.7%
Others (primarily utilities, logistics and services)	19.6%	20.3%	22.8%

Total	100.0%	100.0%	100%

For fiscal 2005, the following were among our top 25 clients by revenue including their affiliates (in alphabetical order):

Aetna	Herbalife International

Apple Computer	IKON Office Solutions

Bank of America	Mellon Financial Corporation

BT	N.V. Belgacom Mobile

Citigroup	Northwestern Mutual Life

DaimlerChrysler	Sysco

DHL	Telstra

Goldman Sachs	Toshiba

The following is a distribution of our clients by revenues for the three most recent fiscal years:

	Fiscal
	2003	2004	2005
No. of $1 million+ clients	115	131	166
No. of $5 million+ clients	41	51	71
No. of $10 million+ clients	16	25	42
No. of $20 million+ clients	9	12	19
No. of $30 million+ clients	3	6	11
No. of $40 million+ clients	2	4	8
No. of $50 million+ clients	—	3	5
No. of $60 million+ clients	—	—	3
No. of $70 million+ clients	—	—	1
No. of $80 million+ clients	—	—	1

The volume of work we perform for specific clients is likely to vary from year to year, particularly since we are not the exclusive external technology services provider for our clients. Thus, a major client in a given year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues.

Sales and Marketing

Our sales and marketing strategy is formulated to increase awareness and gain new business from target clients and promote client loyalty and repeat business among existing clients. Members of our executive management team are actively involved in business development and in managing key client relationships through targeted interaction with our clients’ senior management. We recently hired several senior professionals to augment our sales initiatives. We have also recently established a Strategic Global Sourcing Group consisting of senior professionals to focus on identifying and securing large, long-term engagements from both new and existing clients.

New Business Development. We use a cross-functional, integrated sales approach in which our account managers, sales personnel and project managers analyze potential projects and collaboratively develop strategies to sell our solutions to potential clients. This approach allows for a smooth transition to execution once the sale is completed. Through Infosys Consulting, we are seeking to develop stronger strategic relationships with senior management at our clients, which we will then seek to leverage to provide other service offerings.

Our sales professionals located throughout the world proactively contact potential clients. For larger projects, we typically bid against other technology services providers in response to requests for proposals. Clients often cite our Global Delivery Model, comprehensive end-to-end solutions, ability to scale, superior quality and process execution, industry expertise, experienced management team, talented professionals, track record and competitive pricing as reasons for awarding us contracts. In addition, client references and endorsements provide objective validation of our competitive strengths.

Promoting Client Loyalty. We constantly seek to expand the nature and scope of our engagements with existing clients by extending the breadth and volume of services offered, with a focus on increasing our clients’ competitiveness through our proven and reliable Global Delivery Model. For existing clients, our onsite project and account managers proactively identify client needs and work with our sales team to structure solutions to address those needs. During fiscal 2005 and 2004, 95.4% and 93.4% of our revenue came as repeat business from existing clients. We promote client loyalty through a sales and marketing program that includes media and industry analyst events, sponsorship of and participation in targeted industry conferences, trade shows, recruiting efforts, community outreach and investor relations.

Sales and Marketing Organization. We sell and market our services from 32 sales and marketing offices located in 16 countries. With our global sales headquarters in Fremont, California and our corporate marketing group in Bangalore, India, we target our efforts towards the world’s largest corporations. Our sales efforts are complemented by our marketing team, which assists in brand building and other corporate level marketing efforts. As of March 31, 2005, we had 282 sales and marketing employees outside of India and 66 in India.

Competition

We operate in a highly competitive and rapidly changing market and compete with:

•	consulting firms such as Accenture, BearingPoint, Cap Gemini and Deloitte Consulting;

•	divisions of large multinational technology firms such as HP and IBM;

•	IT outsourcing firms such as Computer Sciences Corporation, EDS, Keane, Logica CMG, and Perot Systems;

•	offshore technology services firms such as Cognizant Technologies, Satyam Computer Services, Tata Consultancy Services and Wipro;

•	software firms such as Oracle and SAP; and

•	in-house IT departments of large corporations.

In the future we expect competition from firms establishing and building their offshore presence and firms in countries with lower personnel costs than those prevailing in India. However, we recognize that price alone cannot constitute sustainable competitive advantage. We believe that the principal competitive factors in our business include the ability to:

•	effectively integrate onsite and offshore execution capabilities to deliver seamless, scalable, cost-effective services;

•	increase scale and breadth of service offerings to provide one-stop solutions;

•	provide industry expertise to clients’ business solutions;

•	attract and retain high quality technology professionals; and

•	maintain financial strength to make strategic investments in human resources and physical infrastructure through business cycles.

We believe we compete favorably with respect to these factors.

Human Capital

Our professionals are our most important assets. We believe that the quality and level of service that our professionals deliver are among the highest in the global technology services industry. We are committed to remaining among the industry’s leading employers. In 2004, we were ranked second in Dataquest India’s list of the Best Employers for the IT Industry in India. In 2004, Computerworld ranked us as one of the 100 Best Places to Work for IT Professionals in the United States.

As of March 31, 2005, we employed approximately 36,800 employees, of which approximately 34,400 are technology professionals. During fiscal 2005, we recorded approximately 11,100 new hires, net of attrition. Our culture and reputation as a leader in the technology services industry enables us to recruit and retain the best available talent in India. The key elements that define our culture include:

Recruitment

We have built our global talent pool by recruiting new students from premier universities, colleges and institutes in India and through need-based hiring of project leaders and middle managers. We typically recruit only the top 20% of students in India who have consistently shown high levels of achievement. We have also begun selective recruitment at campuses in the United States, Australia and China. We rely on a rigorous selection process involving a series of aptitude tests and interviews to identify the best applicants. This selection process is continually assessed and refined based on performance tracking of past recruits.

Our reputation as a premier employer enables us to select from a large pool of qualified applicants. For example, in fiscal 2005, we received approximately 1,348,800 applications, tested over 122,000 applicants, interviewed over 36,600 applicants approximately and extended job offers to approximately 14,500 applicants. These statistics do not include Progeon, which recruited approximately 2,100 new hires, net of attrition, during fiscal 2005, or our wholly owned subsidiaries.

Training and Development

Our training, continuing education and career development programs are designed to ensure our technology professionals enhance their skill-sets in alignment with their respective roles. Most new student hires complete approximately 14 weeks of integrated on-the-job training prior to becoming billable to our clients. We continually provide our technology professionals with challenging assignments and exposure to new skills, technologies and global opportunities. We have instituted an appraisal program that incorporates a 360-degree feedback system recognizing high performers and providing constructive feedback and coaching to under-performers.

As of March 31, 2005, we employed 135 faculty members in our training division, including 85 with doctorate or masters degrees. Our faculty conducts the integrated training for new employees, as well as approximately 150 different two-week continuing education courses in technology and management skills for all employees.

Leadership development is a core part of our training program. We established the Infosys Leadership Institute on a 314 acre campus in Mysore, India to enhance leadership skills that are required to manage the complexities of the rapidly changing marketplace and to further instill our culture through leadership training. We have also completed an employee training facility in Mysore, India which is able to house 4,500 trainees at any one time and is able to provide training for approximately 12,000 employees annually. We provide a challenging, entrepreneurial and empowering work environment that rewards dedication and a strong work ethic.

Compensation

Our technology professionals receive competitive salaries and benefits and are eligible to participate in our stock option plans. We have also adopted a performance-linked compensation program that links compensation to individual performance, as well as our performance.

In early 2004, The Financial Accounting Standards Board of the United States issued an exposure draft proposing to require companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. Due to the uncertainty in the future of the rules governing stock options, we had decided to suspend grants of stock options until such uncertainties are clarified. In December 2004, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), Share-Based Payment requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. The unamortized stock compensation expense as of March 31, 2005, as determined under the fair value method is approximately $15 million. Pursuant to the Securities and Exchange Commission Release No. 33-8568, we are required to adopt SFAS 123R from April 1, 2006. The change in the standard will adversely affect our operating results and in the event we make any future grants.

Intellectual Property

Our intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We currently have no issued patents. Five of our patent applications are pending in the U.S. Patent and Trademark Office and one is pending in the Indian Patent Office. We have three registered trademarks and several unregistered trademarks. We require employees, independent contractors and, whenever possible, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business be kept confidential by such third parties. However, our clients usually own the intellectual property in the software we develop for them.

Our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products and/or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information. In addition, the laws of India do not protect intellectual property rights to the same extent as laws in the United States. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and expensive.

We could be subject to intellectual property infringement claims as the number of our competitors grows and our product or service offerings overlap with competitive offerings. In addition, we may become subject to such claims since we may not always be able to verify the intellectual property rights of third parties from which we license a variety of technologies. Defending against these claims, even if they are not meritorious, could be expensive and divert our attention from operating our company. If we become liable to third parties for infringing upon their intellectual property rights, we could be required to pay substantial damage awards and be forced to develop non-infringing technology, obtain licenses or cease selling the applications that contain the infringing technology. The loss of some of our existing licenses could delay the introduction of software enhancements, interactive tools and other new products and services until equivalent technology could be licensed or developed. We may be unable to develop non-infringing technology or obtain licenses on commercially reasonable terms, if at all.

We regard our trade name, trademarks, service marks and domain names as important to our success. We rely on the law to protect our proprietary rights to them, and we have taken steps to enhance our rights by filing trademark applications where appropriate. We have obtained registration of our key brand “INFOSYS” as a trademark in both India and in the United States. We also aggressively protect these names and marks from infringement by others.

Research and Development

Our research and development efforts focus on developing and refining our methodologies, tools and techniques, improving estimation processes and adopting new technologies. We have several groups engaged in our research and development activities. These groups are listed below.

Education and Research Group. This group conducts short-term and long-term research in the areas of knowledge management, performance testing, e-commerce, and education and training methodologies.

Software Engineering and Technology Labs. This group monitors advances in technologies that could impact the business of our clients such as knowledge management, collaborative technologies, convergence technologies and web services. They also develop new methodologies and software tools that assist us in our execution of IT services projects.

Domain Competency Group. This group monitors emerging business trends in particular domains that are relevant to our client base and seeks to understand and develop solutions that are highly specific to an individual industry.

We have also established concept centers for several advanced technologies and have a performance-testing center to develop solutions for a number of our development projects.

Our research and development expenses for fiscal years 2005 and 2004 were $17 million and $9 million, respectively.

Effect of Government Regulation of Our Business

Regulation of our business by the Indian government affects our business in several ways. We benefit from certain tax incentives promulgated by the Government of India, including a ten-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. We have also benefited from the liberalization and deregulation of the Indian economy by the successive Indian governments since 1991, including the current Indian government. Further, there are restrictive Indian laws and regulations that affect our business, including regulations that require us to obtain approval from the Reserve Bank of India and/or the Ministry of Finance of the Government of India to acquire companies organized outside India, and regulations that require us, subject to some exceptions, to obtain approval from relevant government authorities in India in order to raise capital outside India. The conversion of our equity shares into ADSs is governed by guidelines issued by the Reserve Bank of India. In addition, we may be required to meet certain affirmative action hiring requirements proposed by the State of Maharashtra, India.

Legal Proceedings

In the ordinary course of business, we may from time to time become involved in certain legal proceedings. As of the date of this prospectus, we are not a party to any pending material legal proceedings.

MANAGEMENT

Directors and Executive Officers

Set forth below are the respective ages and positions of our directors and executive officers as of March 31, 2005.

Name	Age	Position
N. R. Narayana Murthy	58	Chairman of the Board and Chief Mentor
Nandan M. Nilekani	49	Director, Chief Executive Officer, President, and Managing Director and Chairman, Management Council
S. Gopalakrishnan	50	Chief Operating Officer, Deputy Managing Director and Head — Customer Service and Technology
Deepak M. Satwalekar (2)(3)(4)(5)	56	Lead Independent Director
Marti G. Subrahmanyam (2)(3)(4)	58	Director
Philip Yeo Liat Kok (1)(4)(5)	58	Director
Omkar Goswami (1)(3)(4)(5)	48	Director
Larry Lee Pressler (2)(3)(4)(5)	63	Director
Rama Bijapurkar (1)(3)(4)	48	Director
Claude Smadja (1)(4)(5)	59	Director
Sridar A. Iyengar (2)(3)(4)	57	Director
K. Dinesh	50	Director and Head — Education and Research, Information Systems, Quality and Productivity and Communication Design Group
S. D. Shibulal	50	Director and Head — Worldwide Customer Delivery
T. V. Mohandas Pai	46	Director, Chief Financial Officer and Head — Finance and Administration
Srinath Batni	50	Director and Head — Strategic Groups and Co-customer Delivery
V. Balakrishnan	40	Company Secretary and Senior Vice President — Finance

(1)	Member of the Investors Grievance Committee

(2)	Member of the Compensation Committee

(3)	Member of the Audit Committee

(4)	Independent Director

(5)	Member of the Nominations Committee

N. R. Narayana Murthy is one of our co-founders and has served as one of our directors since July 1981. He is currently the Chairman of our board of directors and our Chief Mentor. Prior to April 2002, Mr. Murthy was our Chief Executive Officer. Mr. Murthy has served as a director on the Board of the Reserve Bank of India since 2000. Mr. Murthy also serves on the boards of various other organizations. He serves on the Indian Prime Minister’s Council on Trade and Industry (India), the Board of Overseers at the Wharton School of the University of Pennsylvania, the Cornell University Board of Trustees, the Singapore Management University Board of Trustees and the Board of Advisors for the William F. Achtmeyer Center for Global Leadership at the Tuck School of Business. Mr. Murthy received a Bachelor of Engineering, or B.E., in Electrical Engineering from the University of Mysore and a Master of Technology, or M.Tech., in Electrical Engineering from the Indian Institute of Technology, or IIT, Kanpur.

Nandan M. Nilekani is one of our co-founders and has served as one of our directors since July 1981. He is currently our Chief Executive Officer, President and Managing Director and Chairman of our Management Council. Prior to this, Mr. Nilekani served in various capacities with us, including as our Chief Operating Officer and Head — Banking Business Unit. Mr. Nilekani is a co-founder of NASSCOM and the Bangalore chapter of

The Indus Entrepreneurs, Inc. (TiE). He also serves on the London Business School’s Asia Pacific Regional Advisory Board and is a member of the Board of Trustees of the Conference Board, an international research and business membership organization. Mr. Nilekani served as a member of the sub-committee of the Securities and Exchange Board of India that dealt with issues related to insider trading and as a member of the Reserve Bank of India’s Advisory Group on Corporate Governance. Mr. Nilekani received a Bachelor of Technology, or B.Tech., in Electrical Engineering from IIT, Bombay.

S. Gopalakrishnan is a co-founder of Infosys and has served as one of our directors since 1981. He is currently Chief Operating Officer and Head — Customer Service and Technology. From 1996 to 1998 he was the head of Client Delivery and Technology, and from 1994 to present he has been the head of Technical Support Services for Infosys. From 1987 to 1994, he was Technical Vice President and managed all projects at the U.S.-based KSA/Infosys, a former joint venture between the company and Kurt Salmon Associates. Prior to that, he was Technical Director of Infosys. Mr. Gopalakrishnan received an M.Sc. in Physics and an M.Tech. in Computer Science from IIT, Chennai.

Deepak M. Satwalekar has served as one of our directors since October 1997. He is currently the Lead Independent Director on our board. He has been the Managing Director and CEO of HDFC Standard Life Insurance Co. Ltd since 2000. Before that, he was the Managing Director of Housing Development Finance Corporation (HDFC) since 1993. He has been a consultant to the World Bank, the Asian Development Bank, the United States Agency for International Development (USAID) and the United Nations Centre for Human Settlements (HABITAT). He is actively involved in the Confederation of Indian Industries (CII) and is also a Director on the boards of several other companies. He obtained a B.Tech. from IIT, Bombay and a Masters Degree in Business Administration, or an M.B.A., from The American University, Washington, D.C.

Marti G. Subrahmanyam has served as one of our directors since April 1998. He is the Charles E. Merrill Professor of Finance and Economics in the Stern School of Business at New York University. Professor Subrahmanyam has published numerous articles and books in the areas of corporate finance, capital markets and international finance. He has been a visiting professor at leading academic institutions around the world including, most recently the University of Melbourne in Australia, LUISS in Italy and Singapore Management University in Singapore. Professor Subrahmanyam currently serves on the editorial boards of many academic journals and is the co-editor of the Review of Derivatives Research. He has won many teaching awards including New York University’s Distinguished Teaching Medal. He serves as a consultant to several corporations, industrial groups, and financial institutions around the world, such as the State Street Bank. He also sits on the boards of several other companies, including Animi Offshore Fund Ltd., ICICI Bank Ltd., the Murugappa Group, Nexgen Financial Holdings Ltd. and Nomura Asset Management (USA) Inc. He serves as an advisor to international and government organizations, including the Securities and Exchange Board of India. Professor Subrahmanyam holds degrees from IIT, Madras, the Indian Institute of Management, or IIM, Ahmedabad and the Massachusetts Institute of Technology.

Philip Yeo Liat Kok has served as one of our directors since October 1999. He is currently the Chairman of the Singapore Agency for Science, Technology and Research and Co-Chairman of the Singapore Economic Development Board. Mr. Yeo also served as the first Chairman of the Singapore National Computer board from 1981 to 1987. He played a leading role in formulating and championing Singapore’s first national computerization plan to evolve the nation into the information age. Mr. Yeo was also the Chairman of various corporations, including Singapore Technologies Holdings, Sembawang Corporation and SembCorp Industries. He has been recognized for his contribution to Singapore’s economic development and for his pioneering role in the development of Singapore’s IT Industry. Mr. Philip Yeo has a degree in Applied Science (Industrial Engineering) from the University of Toronto, Canada, a Masters of Science or M.S. (Systems Engineering) from the University of Singapore and a M.B.A. from Harvard University, under a Fulbright scholarship.

Omkar Goswami has served as one of our directors since November 2000. In April 2004, he set up CERG Advisory, a company specializing in corporate consulting and economic advisory services, of which he is currently the Founder-Chairman. Before that, he was the Chief Economist to the Confederation of Indian

Industry from August 1998 to March 2004. Between 1997 and 1998, Dr. Goswami was the Editor of Business India magazine. Between 1981 and 1997, he taught at Oxford University, Delhi School of Economics, Harvard University, Tufts University, Jawaharlal Nehru University, Rutgers University, and the Indian Statistical Institute (New Delhi). Dr. Goswami also serves on the board of Dr. Reddy’s Laboratories, Infrastructure Development and Finance Company Limited, Crompton Greaves Limited and DSP Merrill Lynch. Dr. Goswami has served on several government committees and has also been a consultant to the World Bank, the International Monetary Fund, the Asian Development Bank and the Organization for Economic Co-operation and Development. Dr. Goswami received his Masters of Economics from the Delhi School of Economics and his Ph.D. in Economics from Oxford University. In July 2004, Dr. Goswami inadvertently sold 1,850 of our equity shares during a trading blackout in an administrative violation of the SEBI Insider Trading Guidelines and our code of conduct. We notified the SEBI, Nasdaq and the Indian stock exchanges of the sale and our board determined that the sale was made inadvertently and without the benefit of any inside information. Nevertheless, our board imposed a fine on Dr. Goswami of approximately $8,600 for the violation equivalent to the director commission for one quarter. The fine was paid by Dr. Goswami to a charity.

Senator Larry Lee Pressler has served as one of our directors since January 2001. He was a member of Congress for 22 years (with 18 years in the U.S. Senate) during which he served on the Senate Foreign Relations Committee and was Chairman of the Commerce, Science and Transportation Committee. He authored the Telecommunications Act of 1998, still the controlling Telecommunications Act throughout the United States. Currently, he is a Senior Partner in the Washington, D.C. law firm of the Pressler Group. He is a former employee of McKinsey & Company, and spent three years as a government lawyer in the U.S. State Department Legal Advisors Office. Senator Pressler was a Rhodes Scholar at Oxford University in England and is a graduate of the Harvard Law School.

Rama Bijapurkar has served as one of our directors since March 2001. She is a founder of a strategic marketing consulting practice working across a wide range of sectors, helping organizations develop marketing strategies. In addition, she is a visiting faculty member at IIM Ahmedabad. Prior to setting up her practice in 1997, she worked with McKinsey and Company as a Senior Marketing Consultant between 1995 and 1997. From 1989 to 1995 she was the Deputy Managing Director of Market and Research Group and worked from 1981 to 1987 with MODE Services, of which she was one of the founders. Ms. Rama Bijapurkar obtained a Post Graduate Diploma in Management (recognized in India as equivalent to a M.B.A) from IIM, Ahmedabad and holds a Bachelor of Science or B.Sc (Honors) degree in Physics from the Delhi University.

Claude Smadja has served as one of our directors since October 2001. He is currently the President of Smadja & Associates, a firm advising global corporations and governments on strategic issues. Between 1996 and 2001, he served as the Managing Director of the World Economic Forum. Prior to that, Mr. Smadja served as the director for the News and Current Affairs Department of the Swiss Broadcasting Corporation. Mr. Smadja serves on the boards of directors of Edipresse, Infotec Company and the Kudeslki Groups, as well as several private corporations. He is also a member of the International Board of Overseers at the Illinois Institute of Technology. Mr. Smadja received a Bachelor of Arts degree in Political Science from the University of Lausanne.

Sridar A. Iyengar has served as one of our directors since April 2003. He is the President of TiE (The Indus Entrepreneurs, Inc.) in Silicon Valley, and a board member of America India Foundation and Rediff.com. Previously he was the Partner-in-Charge of KPMG’s Emerging Business Practice. Mr. Iyengar has held a number of leadership roles within KPMG’s global organization particularly in setting up and growing new practices. He has the unique distinction of having worked as a partner in all three of KPMG’s regions - Europe, America and Asia Pacific - as well as in all four of KPMG’s functional disciplines - assurance, tax, consulting and financial advisory services. He was Chairman and CEO of KPMG’s India operations between 1997 and 2000 and during that period was a member of the Executive Board of KPMG’s Asia Pacific practice. Prior to that he headed the International Services practice in the West Coast. On his return from India in 2000 he was asked to lead a major effort of KPMG focused on delivering audit and advisory services to early stage companies. He served as a member of the Audit Strategy group of KPMG LLP. He was with KPMG from 1968 until his retirement in March 2002. Sridar is the Fellow of the Institute of Chartered Accountants in England and Wales, holds Bachelor Degree in Commerce (Honors) from University of Kolkata and has attended the Executive Education course at Stanford.

K. Dinesh is a co-founder of Infosys and has served as Director since 1985. He is currently Head — Education and Research, Information Systems, Quality and Productivity, and Communication Design Group. He has served as Head—Quality and Productivity and Information Systems (IS) since 1996. From 1991 to 1996, Dinesh served in various project management capacities and was responsible for worldwide software development efforts for Infosys. From 1981 to 1990, he managed projects for Infosys in the United States. Dinesh received a Masters degree in Mathematics from the Bangalore University.

S. D. Shibulal is one of our co-founders and served as one of our directors from 1984 to 1991, and since 1997. Mr. Shibulal also serves as a director of Progeon Limited (our majority-owned subsidiary), and Infosys Consulting. He is currently our Head — Worldwide Customer Delivery. From 1998 to 1999, he was our Head — Manufacturing, Distribution and Year 2000 Business Unit, as well as Head — Internet and Intranet Business Unit. He received an M.S. in Physics from the University of Kerala and an M.S. in Computer Science from Boston University.

T. V. Mohandas Pai is Director, Chief Financial Officer and Head — Finance & Administration of Infosys. Mr. Pai joined Infosys in 1994 and has served as a director since May 2000. He is the Chairman of Progeon and is a member of the board of Infosys China. He was in practice as a Chartered Accountant before joining a financial services company in 1988 as the Executive Director. He is a member of the Accounting Standard Committee set up by SEBI and was also a member of the Kelkar Committee on Direct Taxes. He has a Bachelor’s degree in Commerce from St. Joseph’s College of Commerce, Bangalore, LL.B. degree from Bangalore University and is a Fellow Chartered Accountant.

Srinath Batni has served as one of our directors since May 2000. He is currently our Head — Strategic Groups and Co-Customer Delivery. From 1996 to 2000 he served as Senior Vice President and Head — Retail and Telecommunications Business Unit. Mr. Batni received a B.E. in Mechanical Engineering from Mysore University and an M.E. in Mechanical Engineering from the Indian Institute of Science, Bangalore. Mr. Srinath Batni serves on the board of Infosys China and Infosys Australia.

V. Balakrishnan is Company Secretary and Senior Vice President – Finance. Since he joined us in 1991, he has served in various capacities in our Finance department. Prior to that, Mr. Balakrishnan was Senior Accounts Executive for Amco Batteries Limited. Mr. Balakrishnan received a B.Sc. from the University of Madras. He is an Associate Member of the Institute of Chartered Accountants of India, an Associate Member of the Institute of Company Secretaries of India and an Associate Member of the Institute of Cost & Works Accountants of India. Mr. Balakrishnan also serves on the boards of Infosys Australia and Infosys Consulting, both wholly owned subsidiaries.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth as of May 19, 2005, certain information with respect to beneficial ownership of our equity shares by:

•	each of our directors;

•	each of our executive officers;

•	each selling shareholder who is one of our executive officers or directors;

•	all of our executive officers and directors as a group;

•	each shareholder known to us to be the beneficial owner of 5% or more of our equity shares;

•	each selling shareholder who beneficially owns 1% or greater of our equity shares; and

•	all other selling shareholders as a group who each beneficially own less than 1% of our equity shares as a group.

Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of May 19, 2005. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal or selling shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned, subject to community property laws where applicable. Except as otherwise noted below, the address for each person listed on the table is c/o Infosys Technologies Limited, Electronics City, Hosur Road, Bangalore 560 100, India. The shares beneficially owned by the directors include equity shares owned by their family members to which such directors disclaim beneficial ownership.

The share numbers and percentages listed below are based on 270,781,131 equity shares outstanding, and include shares issuable upon exercise of outstanding options or warrants within 60 days of May 19, 2005. Amounts representing less than 1% are indicated with an “*.”

Name and Address of Beneficial Owner	Number of Equity Shares Beneficially Owned	Number of Equity Shares sold in the Offering (excluding optional shares)	Number of Equity Shares sold in the Offering (including optional shares)	Percentage of Shares Beneficially Owned (1)
				Before the Offering	After the Offering
Directors and Executive Officers:
N.R. Narayana Murthy (2)	17,826,740	1,356,282	1,551,477	6.58%	6.01%
Nandan M. Nilekani (3)	12,367,700	940,968	1,076,379	4.57%	4.17%
S. Gopalakrishnan (4)	11,974,488	911,050	1,042,158	4.42%	4.04%
Deepak M. Satwalekar	28,000	—	—	*	*
Marti G. Subrahmanyam	35,000	1,065	1,219	*	*
Philip Yeo Liat Kok	12,000	—	—	*	*
Omkar Goswami	6,150	—	—	*	*
Larry Lee Pressler	8,000	570	653	*	*
Rama Bijapurkar	11,200	—	—	*	*
Claude Smadja	4,800	—	—	*	*

Name and Address of Beneficial Owner	Number of Equity Shares Beneficially Owned	Number of Equity Shares sold in the Offering (excluding optional shares)	Number of Equity Shares sold in the Offering (including optional shares)	Percentage of Shares Beneficially Owned (1)
				Before the Offering	After the Offering
Sridar A. Iyengar	2,400	—	—	*	*
K. Dinesh (5)	8,786,560	668,542	764,726	3.24%	2.96%
S. D. Shibulal (6)	7,908,248	601,719	688,279	2.92%	2.67%
T. V. Mohandas Pai	472,696	16,878	19,306	*	*
Srinath Batni (7)	404,920	10,000	10,000	*	*
V. Balakrishnan	263,420	8,928	10,213	*	*
All directors and officers as a group (16 persons)	60,112,322	4,516,002	5,164,410	22.20%	20.29%
5% Shareholders:
FMR Corp. (8)(9)(12)(14)	15,138,293	358,045	409,561	5.59%	5.44%
Selling Shareholders:
Selling shareholders who own greater than 1% of our outstanding equity shares
UBS Securities Asia Limited a/c Swiss Finance Corporation (Mauritius) Limited (10) c/o HSBC CNC, HSBC Central Services Centre, S. K. Ahire Marg, Worli, Mumbai-400 030.	7,276,078	553,572	633,242	2.69%	2.45%
Merrill Lynch Capital Markets Espana S.A. SVB (11) Citibank N.A. Custody Services, 77, Ramnord House, Dr. Annie Besant Road, Worli, Mumbai-400 018.	7,408,707	563,664	644,786	2.74%	2.50%
Copthall Mauritius Investment Ltd. (11) Citibank N.A. Custody Services, 77, Ramnord House, Dr. Annie Besant Road, Worli, Mumbai-400 018.	6,395,402	486,570	556,598	2.36%	2.16%
Morgan Stanley and Co. International Limited a/c Morgan Stanley Dean Witter Mauritius Company Limited (11) c/o HSBC CNC, HSBC Central Services Centre, S. K. Ahire Marg, Worli, Mumbai-400 030.	7,559,368	575,136	657,357	2.79%	2.55%
Emerging Markets Growth Fund Inc. c/o HSBC CNC, HSBC Central Services Centre, S. K. Ahire Marg, Worli, Mumbai-400 030.	5,282,623	401,908	459,751	1.95%	1.78%
Goldman Sachs Investments (Mauritius) I Ltd (10) c/o Standard Chartered Bank, Securities Services, 23-25, M.G. Road, Fort, Mumbai-400 001.	5,280,890	401,778	459,602	1.95%	1.78%

Name and Address of Beneficial Owner	Number of Equity Shares Beneficially Owned	Number of Equity Shares sold in the Offering (excluding optional shares)	Number of Equity Shares sold in the Offering (including optional shares)	Percentage of Shares Beneficially Owned (1)
				Before the Offering	After the Offering
Deutsche Securities Mauritius Limited (10) Deutsche Bank AG, Kodak House, D. N. Road, Fort, Mumbai-400 001.	5,245,427	399,095	456,520	1.94%	1.77%
Fidelity Management and Research Company a/c Fidelity Investment Trust—Fidelity Diversified International Fund (12) c/o HSBC CNC, S. K. Ahire Marg, Worli, Mumbai-400 030.	4,705,866	358,045	409,561	1.74%	1.59%
Jamuna Raghavan 406, 2nd Floor, 8th B Main, 4th Block, Jayanagar, Bangalore-560 011.	4,104,479	312,274	357,216	1.52%	1.38%
Oppenheimer Funds Inc. a/c Oppenheimer Global Fund (11) c/o HSBC CNC, HSBC Central Services Centre, S. K. Ahire Marg, Worli, Mumbai-400 030.	3,413,952	259,738	297,119	1.26%	1.15%
All other selling shareholders as a group who each beneficially own less than 1% of our equity shares as a group (13)	68,208,564	5,172,218	5,903,838	25.19%	23.01%

(1)	This percentage information assumes no exercise of the Underwriters’ option to purchase additional ADSs.
(2)	Shares beneficially owned by Mr. Murthy include 15,838,900 equity shares owned by members of Mr. Murthy’s immediate family. Mr. Murthy disclaims beneficial ownership of such shares.
(3)	Shares beneficially owned by Mr. Nilekani include 7,150,180 equity shares owned by members of Mr. Nilekani’s immediate family. Mr. Nilekani disclaims beneficial ownership of such shares.
(4)	Shares beneficially owned by Mr. Gopalakrishnan include 8,062,676 equity shares owned by members of Mr. Gopalakrishnan’s immediate family. Mr. Gopalakrishnan disclaims beneficial ownership of such shares.
(5)	Shares beneficially owned by Mr. K. Dinesh include 5,912,688 equity shares owned by members of Mr. Dinesh’s immediate family. Mr. Dinesh disclaims beneficial ownership of such shares.
(6)	Shares beneficially owned by Mr. S.D. Shibulal include 6,364,672 equity shares owned by members of Mr. Shibulal’s immediate family. Mr. Shibulal disclaims beneficial ownership of such shares.
(7)	Shares beneficially owned by Mr. Srinath Batni include 40,000 equity shares owned by members of Mr. Batni’s immediate family. Mr. Batni disclaims beneficial ownership of such shares.
(8)	This information is based solely on the Schedule 13G filed jointly by FMR Corp., Edward C. Johnson III and Abigail P. Johnson and Fidelity Management and Research Company with the Securities and Exchange Commission on February 14, 2005, which reported ownership as of December 31, 2004.
(9)	Based solely on the information provided on the Schedule 13G filed jointly by FMR Corp., Edward C. Johnson III and Abigail P. Johnson and Fidelity Management and Research Company with the Securities and Exchange Commission on February 14, 2005, the address of FMR Corp. is 82 Devonshire Street, Boston, MA 02109.

(10)	This shareholder, and its affiliated entities, is an affiliate of a registered broker-dealer and is an affiliate of a managing underwriter in this offering. The shares owned by this shareholder, and its affiliated entities, were purchased in the ordinary course of business. At the time of the purchase of the securities to be resold, the selling shareholder, and its affiliated entities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. The information presented herein regarding affiliations is based solely on disclosures provided to the Company by such selling shareholder or its disclosed affiliates.
(11)	This shareholder, and its affiliated entities, is an affiliate of a registered broker-dealer. The shares owned by this shareholder, and its affiliated entities, were purchased in the ordinary course of business. At the time of the purchase of the securities to be resold, the selling shareholder, and its affiliated entities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. The information presented herein regarding affiliations is based solely on disclosures provided to the Company by such selling shareholder or its disclosed affiliates.
(12)	The disclosures provided with respect to FMR Corp. and its affiliates is based solely on the information provided on the Schedule 13G filed jointly by FMR Corp., Edward C. Johnson III and Abigail P. Johnson and Fidelity Management and Research Company with the Securities and Exchange Commission on February 14, 2005, and the equity shares delivered by this shareholder and its affiliates to the escrow agent.
(13)	Includes shareholders who are affiliates of registered broker-dealers and shareholders who are affiliates of certain managing underwriters in this offering. The shares owned by these shareholders were purchased in the ordinary course of business. At the time of the purchase of the shares offered, these shareholders had no agreements or understandings, directly or indirectly, with any person to distribute the shares.
(14)	See Selling Shareholder information below for disclosure regarding sales by affiliates of FMR Corp.

THE INDIAN INVITATION TO OFFER

We prepared and distributed to all holders of our equity shares an invitation to offer, which invited holders of our equity shares to offer their equity shares for sale in this offering, pursuant to Indian regulations. Our invitation to offer was mailed only to holders of equity shares at their addresses in India. Holders of ADSs are not eligible to participate in the transactions contemplated by the invitation to offer. Under Indian law, an issuer in India, such as our company, can sponsor the issue of ADSs through an overseas depositary against underlying equity shares accepted from holders of its equity shares in India. Our sponsorship of this transaction does not mean that we are purchasing or causing the purchase of the equity shares directly or indirectly or recommending that holders participate in this offering. Equity shares sold in this transaction will be purchased solely by the underwriters from the selling shareholders. The ADS offering has been approved by the Foreign Investment Promotion Board.

Under the terms of the invitation to offer, the related letter of transmittal, escrow agreement and other documents, the shares to be sold by the selling shareholders are being held in escrow by ICICI Bank Limited, as escrow agent, until such time as they are required to be deposited with ICICI Bank Limited, as custodian on behalf of the Depositary against the issuance of ADSs representing such shares and to be delivered to the underwriters under the terms of the underwriting agreement entered into by us, the underwriters and the selling shareholders. The successful completion of these transactions by us, the selling shareholders and the escrow agent is a condition precedent to the underwriters’ obligation to purchase any ADSs in this offering.

DESCRIPTION OF EQUITY SHARES

Set forth below is the material information concerning our share capital and a brief summary of the material provisions of our Articles of Association, Memorandum of Association and the Companies Act, 1956, or the Indian Companies Act, all as currently in effect. The following description of our equity shares and the material provisions of our Articles of Association and Memorandum of Association does not purport to be complete and is qualified in its entirety by our Articles of Association and Memorandum of Association that are included as exhibits or incorporated by reference to the registration statement of which this prospectus forms a part and by the provisions of applicable law.

General

Our authorized share capital is 300,000,000 equity shares, par value Rs. 5 per share. As of May 19, 2005, 270,781,131 equity shares were issued, outstanding and fully paid. The equity shares are our only class of share capital. We currently have no convertible debentures or warrants outstanding. As of March 31, 2005, which is the most recent date for which we have complete and updated information with respect to all outstanding options, we had outstanding options to purchase 14,054,937 equity shares and 3,054,290 ADSs. For the purposes of this prospectus, “shareholder” means a shareholder who is registered as a member in our register of members.

Dividends

Under the Indian Companies Act, our board of directors recommends the payment of a dividend which is then declared by our shareholders in a general meeting. However, the board is not obliged to recommend a dividend. Similarly, under our Articles of Association and the Indian Companies Act our shareholders may, at the Annual General Meeting, declare a dividend in an amount less than that recommended by the board of directors, but they cannot increase the amount of the dividend. In India, dividends are generally declared as a percentage of the par value of a company’s equity shares. The dividend declared by the shareholders, if any, and subject to the limitations described above, is required to be distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the declaration by the shareholders at the Annual General Meeting. Pursuant to our Articles of Association, our board of directors has discretion to declare and pay interim dividends without shareholder approval. Under the Indian Companies Act, dividends can only be paid in cash to the registered shareholder, the shareholder’s order or the shareholder’s banker’s order, at a record date fixed on or prior to the date of the Annual General Meeting.

The Indian Companies Act provides that any dividends that remain unpaid or unclaimed after the 30-day period are to be transferred to a special bank account opened by the company at an approved bank. We transfer any dividends that remain unclaimed for seven years from the date of the transfer to an Investor Education and Protection fund established by the Government of India. After the transfer to this fund, such unclaimed dividends may not be claimed.

Under the Indian Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years after providing for depreciation. Before declaring a dividend greater than 10% of the par value of its equity shares, a company is required to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10% depending upon the dividend percentage to be declared in such year.

The Indian Companies Act further provides that in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company’s accumulated profits that has been transferred to its reserves, subject to the following conditions:

•	the rate of dividend to be declared may not exceed 10% of its paid up capital or the average of the rate at which dividends were declared by the company in the prior five years, whichever is less;

•

the total amount to be drawn from the accumulated profits earned in the previous years and transferred to the reserves may not exceed an amount equivalent to 10% of the sum of its paid up capital and free reserves, and the amount so drawn is to be used first to set off the losses incurred in the fiscal year before any dividends in respect of preference or equity shares are declared; and

•	the balance of reserves after such withdrawals shall not fall below 15% of the company’s paid up capital.

Bonus Shares

In addition to permitting dividends to be paid out of current or retained earnings as described above, the Indian Companies Act permits a company to distribute an amount transferred from the reserve or surplus in the company’s profit and loss account to its shareholders in the form of bonus shares (similar to a stock dividend). The Indian Companies Act also permits the issuance of bonus shares from a securities premium account. Bonus shares are distributed to shareholders in the proportion recommended by the board of directors. Shareholders of record on a fixed record date are entitled to receive such bonus shares.

Consolidation and Subdivision of Shares

The Indian Companies Act permits a company to split or combine the par value of its shares, provided such split or combination is not made in fractions. Shareholders of record on a fixed record date are entitled to receive the split or combination.

Preemptive Rights and Issue of Additional Shares

The Indian Companies Act gives shareholders the right to subscribe for new shares in proportion to their respective existing shareholdings unless otherwise determined by a special resolution passed by a General Meeting of the shareholders. Under the Indian Companies Act, in the event of an issuance of securities, subject to the limitations set forth above, a company must first offer the new shares to the shareholders on a fixed record date. The offer must include: (i) the right, exercisable by the shareholders of record, to renounce the shares offered in favor of any other person; and (ii) the number of shares offered and the period of the offer, which may not be less than 15 days from the date of offer. If the offer is not accepted it is deemed to have been declined and thereafter the board of directors is authorized under the Indian Companies Act to distribute any new shares not purchased by the preemptive rights holders in the manner that it deems most beneficial to the company.

Meetings of Shareholders

We must convene an Annual General Meeting of shareholders each year within 15 months of the previous annual general meeting or within six months of the end of the previous fiscal year, whichever is earlier. In certain circumstances a three month extension may be granted by the Registrar of Companies to hold the Annual General Meeting. In addition, the Board may convene an Extraordinary General Meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid up capital carrying voting rights. The Annual General Meeting of the shareholders is generally convened by our Secretary pursuant to a resolution of the board of directors. Written notice setting out the agenda of the meeting must be given at least 21 days prior to the date of the General Meeting to the shareholders of record, excluding the days of mailing and date of the meeting. Shareholders who are registered as shareholders on the date of the General Meeting are entitled to attend or vote at such meeting. The Annual General Meeting of shareholders must be held at our registered office or at such other place within the city in which the registered office is located; and meetings other than the Annual General Meeting may be held at any other place if so determined by the board of directors.

Nasdaq Marketplace Rule 4350(a) provides that a foreign private issuer may follow its home country practice in lieu of the requirements of Rule 4350, provided such foreign private issuer shall disclose in its annual reports filed with the Securities and Exchange Commission each requirement of Rule 4350 that it does not follow and describe the home country practice followed by the issuer in lieu of such requirements.

Under the Nasdaq Marketplace Rule 4350(f), companies that maintain a listing on Nasdaq are required to provide for a quorum as specified in its by-laws for any meeting of its stockholders, and in no case shall the quorum be less than 33 1/3% of the outstanding shares of a company’s common voting stock. In India, the requirement for a quorum is the presence of at least five shareholders in person. Our Articles of Association provide that a quorum for a General Meeting of our shareholders is constituted by at least five shareholders in person. Hence, we do not meet the quorum requirements under Rule 4350(f), and instead we follow our home country practice.

Under the Nasdaq Marketplace Rule 4350(g), companies that maintain a listing on Nasdaq are required to solicit proxies and provide proxy statements for all meetings of shareholders and also provide copies of such proxy solicitation to Nasdaq. However, Section 176 of the Indian Companies Act, 1956 prohibits a company incorporated under that Act from soliciting proxies. Because we are prohibited from soliciting proxies under Indian law, we will not meet the proxy solicitation requirement of Rule 4350(g). However, as described above, we give written notices of all our shareholder meetings to all the shareholders and we also file such notices with the Securities and Exchange Commission.

Voting Rights

At any General Meeting, voting is by show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up capital of at least Rs. 50,000. Upon a show of hands, every shareholder entitled to vote and present in person has one vote and, on a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid up capital held by such shareholders. The Chairman has a casting vote in the case of any tie. Any shareholder of the company entitled to attend and vote at a meeting of the company may appoint a proxy. The instrument appointing a proxy must be delivered to the company at least 48 hours prior to the meeting. Unless the Articles otherwise provide, a proxy may not vote except on a poll. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, both upon a show of hands and upon a poll. An authorized representative is also entitled to appoint a proxy.

Ordinary resolutions may be passed by simple majority of those present and voting at any General Meeting for which the required period of notice has been given. However, special resolutions such as amendments of the Articles of Association, commencement of a new line of business, the waiver of preemptive rights for the issuance of any new shares and a reduction of share capital, require that votes cast in favor of the resolution (whether by show of hands or on a poll) are not less than three times the number of votes, if any, cast against the resolution by members so entitled and voting. As per the Indian Companies Act, unless the articles of association of a company provide for all, not less than two-third of the directors of a public company must retire by rotation, while the remaining one-third may remain on the board until they resign or are removed. Our Articles of association require two thirds of our Directors to retire by rotation. One-third of the directors who are subject to retirement by rotation must retire at each Annual General Meeting. Further, the Indian Companies Act requires certain resolutions such as those listed below to be voted on only by a postal ballot:

•	amendments of the memorandum of association to alter the objects of the company and to change the registered office of the company under section 146 of the Indian Companies Act;

•	the issuance of shares with differential rights with respect to voting, dividend or other provisions of the Indian Companies Act;

•	the sale of the whole or substantially the whole of an undertaking or facilities of the company;

•	providing loans, extending guarantees or providing a security in excess of the limits allowed under Section 372A of the Indian Companies Act;

•	varying the rights of the holders of any class of shares or debentures;

•	the election of a director by minority shareholders; and

•	the buy back of shares.

Register of Shareholders; Record Dates; Transfer of Shares

We maintain a register of shareholders held in electronic form through National Securities Depository Limited and the Central Depositary Services (India) Limited. For the purpose of determining the shares entitled to annual dividends, the register is closed for a specified period prior to the Annual General Meeting. The date on which this period begins is the record date.

To determine which shareholders are entitled to specified shareholder rights such as a dividend, we may close the register of shareholders. The Indian Companies Act requires us to give at least seven days prior notice to the public before such closure. We may not close the register of shareholders for more than thirty consecutive days, and in no event for more than forty-five days in a year. Trading of our equity shares, however, may continue while the register of shareholders is closed.

Following the introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 111A of the Indian Companies Act. Since we are a public company, the provisions of Section 111A will apply to us. Our Articles of Association currently contain provisions which give our board of directors discretion to refuse to register a transfer of shares in some circumstances. Furthermore, in accordance with the provisions of Section 111A(2) of the Indian Companies Act, our board of directors may refuse to register a transfer of shares if they have sufficient cause to do so. If our board of directors refuses to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the Company Law Board/Tribunal.

Pursuant to Section 111A(3), if a transfer of shares contravenes any of the provisions of the Indian Companies Act, 1956 and Securities and Exchange Board of India Act, 1992 or the regulations issued thereunder or any other Indian laws, the Tribunal may, on application made by the company, a depository incorporated in India, an investor, a participant, or the Securities and Exchange Board of India, direct the rectification of the register, record of members and/or beneficial owners. Pursuant to section 111A(4) the Tribunal may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention.

Under the Indian Companies Act, unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Indian Companies Act and the rules thereunder, together with delivery of the share certificates. Our transfer agent for our equity shares is Karvy Computershare Private Limited located in Bangalore, India.

Disclosure of Ownership Interest

Section 187C of the Indian Companies Act requires holders of record who do not hold beneficial interests in shares of Indian companies to declare to the company details, including the nature of the holder’s interest and details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to Rs. 1,000 for each day the declaration is not made. Any charge, promissory note or other collateral agreement created, executed or entered into with respect to any share by the ostensible owner thereof, or any hypothecation by the ostensible owner of any share, pursuant to which a declaration is required to be made under Section 187C, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure to comply with Section 187C will not affect the obligation of the company to register a transfer of shares or to pay any dividends to the registered holder of any shares pursuant to which such declaration has not been made. While it is unclear under Indian law whether

Section 187C applies to holders of ADSs of the company, investors who exchange ADSs for the underlying equity shares of the company will be subject to the restrictions of Section 187C. Additionally, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Deposit Agreement to be entered into by such holders, the company and a depositary.

Audit and Annual Report

Under the Indian Companies Act, a company must file its annual report with the Registrar of Companies within 7 months from the close of the accounting year or within 30 days from the date of the Annual General Meeting, whichever is earlier. Copies of the annual report are also required to be simultaneously sent to stock exchanges on which the company’s shares are listed under the applicable listing agreements. At least 21 days before the Annual General Meeting of shareholders, a company must distribute a detailed version of the company’s audited balance sheet and profit and loss account and the reports of the board of directors and the auditors thereon. Under the Indian Companies Act, a company must file the balance sheet and annual profit and loss account presented to the shareholders with the Registrar of Companies within 30 days of the conclusion of the Annual General Meeting.

A company must also file an annual return containing a list of the company’s shareholders and other company information, within 60 days of the conclusion of the Annual General Meeting.

Company Acquisition of Equity Shares

Under the Indian Companies Act, approval by way of a special resolution of a company’s shareholders voting on the matter (votes cast in favor should be three times the votes cast against) and approval of the Tribunal of the state in which the registered office of the company is situated is required to reduce the share capital of a company. However, a company would have to extinguish or reduce the liability of its shares in respect of share capital not paid up or would have to cancel any paid up share capital which is lost or would have to pay any paid up share capital which is in excess of the wants of the company. A company is not permitted to acquire its own shares for treasury operations.

A company may, under some circumstances, acquire its own equity shares without seeking the approval of the Tribunal.

An acquisition by a company of its own shares that does not rely on an approval of the Tribunal must comply with prescribed rules, regulations and conditions of the Indian Companies Act. In addition, public companies which are listed on a recognized stock exchange in India must comply with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998, or Buy-back Regulations. Since we are a public company listed on two recognized stock exchanges in India, we would have to comply with the relevant provisions of the Indian Companies Act and the provisions of the Buy-back Regulations. Any ADS holder may participate in a company’s purchase of its own shares by withdrawing his or her ADSs from the depository facility, acquiring equity shares upon the withdrawal and then selling those shares back to the company.

There can be no assurance that equity shares offered by an ADS investor in any buy back of shares by us will be accepted by us. The regulatory approvals required for ADS holders to participate in a buyback is not entirely clear. ADS investors are advised to consult their legal advisors for advice prior to participating in any buyback by us, including advice related to any related regulatory approvals and tax issues.

Liquidation Rights

Subject to the rights of secured creditors, employees, holders of any shares entitled by their terms to preferential repayment over the equity shares and taxes, if any, in the event of our winding-up, the holders of the equity shares are entitled to be repaid the amounts of paid up capital or credited as paid upon those equity shares. Subject to such payments, all surplus assets are paid to holders of equity shares in proportion to their shareholdings.

Redemption of Equity Shares

Under the Indian Companies Act, equity shares are not redeemable.

Discriminatory Provisions in Articles

There are no provisions in the Articles of Association discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

Alteration of Shareholder Rights

Under the Indian Companies Act, and subject to the provisions of the articles of association of a company, the rights of any class of shareholders can be altered or varied (i) with the consent in writing of the holders of not less than three-fourths of the issued shares of that class; or (ii) by special resolution passed at a separate meeting of the holders of the issued shares of that class. In the absence of any such provision in the articles, such alteration or variation is permitted as long as it is not prohibited by the agreement governing the issuance of the shares of that class.

Under the Indian Companies Act, the Articles may be altered by a special resolution of the shareholders.

Limitations on the Rights to Own Securities

The limitations on the rights to own securities of Indian companies, including the rights of non-resident or foreign shareholders to hold securities, are discussed in the sections entitled “Restrictions on Foreign Ownership of Indian Securities” and “Risk Factors” in this prospectus.

Provisions on Changes in Capital

Our authorized capital can be altered by an ordinary resolution of the shareholders in a General Meeting. The additional issue of shares is subject to the preemptive rights of the shareholders. In addition, a company may increase its share capital, consolidate its share capital into shares of larger face value than its existing shares or sub-divide its shares by reducing their par value, subject to an ordinary resolution of the shareholders in a General Meeting.

Takeover Code and Listing Agreements

Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, or Takeover Code, upon the acquisition of more than 5%, 10%, 14%, 54% or 74% of the outstanding shares or voting rights of a publicly-listed Indian company, the acquirer (meaning a person who directly or indirectly, acquires or agrees to acquire shares or voting rights in a target company, or acquires or agrees to acquire control over the target company, either by himself or with any person acting in concert) is required to disclose the aggregate of his shareholding or voting rights in that target company to the company. The target company and the said acquirer are required to notify all the stock exchanges on which the shares of such company are listed. Further, the Takeover Code requires that any person holding more than 15% and less than 55% of the shares or voting rights in a company, upon the sale or purchase of 2% or more of the shares or voting rights of the company, disclose such sale/purchase and his revised shareholding to the company and all the stock exchanges on which the shares are listed within two days of such purchase or sale or receipt of intimation of allotment of such shares. A person who holds more than 15% of the shares or voting rights in any company is required to make an annual disclosure of his holdings to that company (which in turn is required to disclose the same and to each of the stock exchanges on which the company’s shares are listed). A holder of ADSs would be subject to these notification requirements.

Upon the acquisition of 15% or more of such shares or voting rights, or a change in control of the company, the acquirer is required to make a public announcement offering to purchase from the other shareholders at least a further 20% of all the outstanding shares of the company at a minimum offer price determined pursuant to the Takeover Code. If an acquirer holding more than 15% but less than 55% of shares acquires 5% or more shares during a fiscal year, the acquirer is required to make a public announcement offering to purchase from the other shareholders at least 20% of all the outstanding shares of the company at a minimum offer price determined pursuant to the Takeover Code. Any further acquisition of outstanding shares or voting rights of a publicly listed company by an acquirer who holds more than 55% but less than 75% of shares or voting rights also requires the making of an open offer to acquire such number of shares as would not result in the public shareholding being reduced to below the minimum specified in the listing agreement. Where the public shareholding in the target company may be reduced to a level below the limit specified in the listing agreement the acquirer may acquire such shares or voting rights only in accordance with guidelines or regulations regarding delisting of securities specified by the Securities and Exchange Board of India. In addition, no acquirer may acquire more than 55% of the outstanding shares or voting rights of a publicly listed company through market purchases or preferential allotments. Any such acquisition beyond 55% is required to be divested within one year in a manner specified in the Takeover Code. Since we are a listed company in India, the provisions of the Takeover Code will apply to us and to any person acquiring our equity shares or voting rights in our company. However, the Takeover Code provides for a specific exemption from this provision to a holder of ADSs and states that this provision will apply to a holder of ADSs only once he or she converts the ADSs into the underlying equity shares.

We have entered into listing agreements with each of the Indian stock exchanges on which our equity shares are listed. Each of the listing agreements provides that if a person acquires or agrees to acquire 5% or more of the voting rights of our equity shares, the purchaser and we must, in accordance with the provisions of the Takeover Code, report its holding to us and the relevant stock exchange(s). The agreements also provide that if any person acquires or agrees to acquire our equity shares exceeding 15% of voting rights in our Company or if any person who holds our equity shares (which in the aggregate carries less than 15% of the voting rights) seeks to acquire our equity shares exceeding 15% of voting rights in our Company, then the acquirer/ purchaser must, in accordance with the provisions of the Takeover Code, before acquiring such equity shares, make an offer on a uniform basis to all of our remaining shareholders to acquire equity shares that have at least an additional 20% of the voting rights of our total outstanding equity shares at a prescribed price.

Although the provisions of the listing agreements entered into between us and the Indian stock exchanges on which our equity shares are listed will not apply to equity shares represented by ADSs, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Deposit Agreement to be entered into by such holders, our company and a depositary.

Voting Rights of Deposited Equity Shares Represented by ADSs

Under Indian law, voting of the equity shares is by show of hands unless a poll is demanded by a member or members present in person or by proxy holding at least one-tenth of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up capital of at least Rs. 50,000. A proxy may not vote except on a poll.

As soon as practicable after receipt of notice of any meetings or solicitation of consents or proxies of holders of shares or other deposited securities, our Depositary shall fix a record date for determining the holders entitled to give instructions for the exercise of voting rights. The Depositary shall then mail to the holders of ADSs a notice stating (i) such information as is contained in such notice of meeting and any solicitation materials, (ii) that each holder on the record date set by the Depositary will be entitled to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by the ADSs evidenced by such holder’s ADRs, (iii) the manner in which such instruction may be given, including instructions to give a discretionary proxy to a person designated by us, and (iv) if the Depositary does not receive instructions from a holder, he would be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by us to vote such deposited securities, subject to satisfaction of certain conditions.

On receipt of the aforesaid notice from the Depositary, our ADS holders may instruct the Depositary on how to exercise the voting rights for the shares that underlie their ADSs. For such instructions to be valid, the Depositary must receive them on or before a specified date.

The Depositary will try, as far as is practical, and subject to the provisions of Indian law and our Memorandum of Association and our Articles of Association, to vote or to have its agents vote the shares or other deposited securities as per our ADS holders’ instructions. The Depositary will only vote or attempt to vote as per an ADS holder’s instructions. The Depositary will not itself exercise any voting discretion.

Neither the Depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast, or for the effect of any vote. There is no guarantee that our shareholders will receive voting materials in time to instruct the Depositary to vote and it is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

General

Deutsche Bank Trust Company Americas, as Depositary, will issue the ADSs. The ADSs will be evidenced by what are known as American Depositary Receipts, or ADRs, in the same way a share is evidenced by a share certificate. Each ADS will represent an ownership interest in one equity share, which will be deposited with the custodian under the deposit agreement among ourselves, the Depositary and you as a holder of ADSs, or the Deposit Agreement. Each ADS will also represent any securities, cash or other property that has been deposited with the Depositary or the custodian, but that has not been distributed directly to you. The deposited shares and any such additional property are all referred to below as “deposited securities.” Because the Depositary or Depositary’s nominee will be the registered owner of the shares, you must rely on the Depositary to exercise the rights of a shareholder on your behalf. The obligations of the Depositary are set out in the Deposit Agreement. If you become a holder of ADSs (or any interest therein), you will become a party to the Deposit Agreement and therefore will be bound by its terms and to the terms of the ADR evidencing your ADSs. The Deposit Agreement, the ADSs and the ADRs are governed by New York law.

The following is a summary of the material terms of the Deposit Agreement. Because it is a summary, it does not contain all of the information that may be important to you. Your rights and obligations as a holder of ADSs (or any interest therein) will be determined by reference to the terms of the Deposit Agreement and not by this summary. For more complete information, you should read the entire Deposit Agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the Deposit Agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also copy the Deposit Agreement at the Securities and Exchange Commission’s public reference facilities. See the section of this prospectus entitled “Available Information” for more information about the Securities and Exchange Commission’s public reference facilities. Copies of the Deposit Agreement and the form of ADR are also available for inspection at the corporate trust office of Deutsche Bank Trust Company Americas, currently located at 60 Wall Street, New York, New York 10005, and at the principal office of ICICI Bank Limited currently located at ICICI Towers, Bandra Kurla Complex, Mumbai, India 400 051. Deutsche Bank Trust Company Americas’ principal executive office is located at 60 Wall Street, New York, New York 10005.

How will I hold my ADSs?

The ADSs being offered will initially only be issued in “book entry” form, represented by a global ADR registered in the name of the nominee of The Depository Trust Company, or DTC. The Depositary will issue one global ADR to DTC and DTC will keep a computerized record of its participants (for example, your broker) whose clients have purchased the ADSs. The participants will keep records of their clients who purchased the ADSs. Beneficial interests in the global ADR will be shown on, and transfers of interests in the global ADR will be made only through, records maintained by DTC and its participants.

DTC has provided us with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its direct participants deposit with DTC. DTC also records the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participant’s accounts. This eliminates the need to exchange certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Euroclear and Clearstream Banking are direct participants. DTC’s book entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the Securities and Exchange Commission.

DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., The American Stock Exchange, LLC and the National Association of Securities Dealers, Inc.

If the Depositary receives any cash distribution on our shares represented by the global ADR, it will make payment of any amount you are entitled to receive by wire transfer to DTC’s nominee. The Depositary will treat DTC’s nominee as the holder of the global ADR for all purposes. Accordingly, the Depositary will have no direct responsibility or liability to pay amounts due on the global ADR to owners of beneficial interests in the global ADR.

It is DTC’s current practice, upon receipt of any cash payment, to credit direct participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global ADR as shown on DTC’s records. Payments by participants to holders of beneficial interests in the global ADR and voting by participants will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with securities held for the account of customers registered in “street name.” Disbursement of payments to direct participants will be the responsibility of DTC, and disbursement of payments to the holders of beneficial interests in the global ADR will be the responsibility of direct and indirect participants.

The ADSs are transferable on the books of the Depositary. The Depositary may close the transfer books at any time when deemed expedient by it in connection with the performance of its duties or at our written request.

The Depositary may appoint one or more co-transfer agents for the purpose of effecting transfers, combinations and split-ups of ADSs at designated transfer offices on behalf of the Depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by holders of ADSs and will be entitled to protection and indemnity to the same extent as the Depositary.

You may also hold ADSs either directly or indirectly through your broker or other financial institution, and the remaining part of this description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, by means of the global ADR discussed above or otherwise, you must rely on the procedures of that broker or financial institution to assert the rights of holders of ADSs described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

The Depositary has agreed to pay to you the cash dividends or other distributions that it or the custodian receives on deposited securities, after deduction by it or upon payment to it of its fees and expenses and any taxes or governmental charges payable by it. You will receive these distributions in proportion to the number of underlying shares that your ADSs represent. You must hold the ADSs on the date established by the Depositary in order to be eligible for dividends and other distributions. It is possible that the record dates we use for dividends and other distributions on the shares and the record date used by the Depositary for the ADSs may not be the same.

Cash. The Depositary will promptly convert any cash dividend or other cash distribution that we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any governmental approval is needed and cannot be readily obtained, the Deposit Agreement allows the Depositary to distribute U.S. dollars only to those holders of ADSs to whom it is possible. It will either distribute the currency that it cannot convert into U.S. dollars to holders of ADSs or hold it for the account of the holders of ADSs who have not been paid. It will not invest the currency that it cannot convert and it will not be liable for any interest. If the exchange rates fluctuate during a time when the Depositary cannot convert such cash distribution, you may lose some or all of the value of the distribution. Before making a distribution, the Depositary will deduct any withholding taxes that must be paid under any applicable laws.

Equity Shares. The Depositary may, with our approval, and will if we request, distribute new ADSs representing any equity shares which we distribute as a dividend or free distribution. The Depositary will distribute new ADSs in proportion to the number of ADSs you already own. The Depositary may decide to distribute only whole ADSs. In that case, it will sell equity shares which would require it to issue a fractional ADS and distribute the net proceeds in the same way it does with cash. If by receiving such shares the Depositary would be in violation of any applicable laws, the Depositary may sell such shares and distribute the net proceeds in the same way it does with cash.

The Depositary will not be required to distribute new ADSs unless it receives satisfactory assurances from us that such distribution will not violate applicable law. If the Depositary does not distribute additional ADSs, each ADS will also represent the new equity shares.

Rights to Receive Additional Shares. If we offer holders of our securities any rights to subscribe for additional equity shares or any other rights, the Depositary, after consultation with us, has discretion to determine how these rights become available to you as a holder of ADSs. We must furnish the Depositary with satisfactory evidence that it is legal to do so. The Depositary could decide it is not legal or practical to make the rights available to you, or it could decide that it is only legal or practical to make the rights available to some, but not all, holders of ADSs. The Depositary may decide to sell the rights and distribute the proceeds in the same way it does with cash. If the Depositary decides that it is not legal or practical to make the rights available to you or to sell the rights, the Depositary will allow the rights that are not distributed or sold to lapse. In that case, you will receive no value for them. The Depositary is not responsible for a failure in determining whether or not it is legal or practical to distribute the rights, so long as it acts in good faith.

If the Depositary makes rights available to you, it will exercise the rights and purchase the equity shares or other securities on your behalf. The Depositary will then deposit the equity shares or other securities and issue ADSs to you. It will only exercise rights if you pay it the exercise price, its fees and expenses and any other charges the rights require you to pay.

The Depositary will not offer rights to holders of ADSs having an address in the United States unless both the rights and the securities to which such rights relate are either registered under the U.S. securities laws or are exempt from registration. The Depositary is not obliged to file a registration statement in that regard or to endeavor to have such a registration statement declared effective.

Other Distributions. The Depositary, after consultation with us, will send you anything else that we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the Depositary may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash, or, it may decide to adopt any other method as it may deem equitable and practicable in order to effect such distribution.

The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation (including no obligation to register securities under U.S. or Indian securities laws) to take any action to permit the distribution of ADSs, equity shares, rights or anything else to holders of ADSs. This means you may not receive the distributions that we make on our equity shares or any value for them if it is illegal or impractical for us or the Depositary to make them available to you.

Deposit, Withdrawal and Cancellation

How does the Depositary issue ADSs?

The Depositary has agreed to accept deposits of outstanding shares in accordance with applicable regulations of the Reserve Bank of India. See “Risk Factors — Risks Related to Investments in Indian Companies and International Operations Generally.” The Depositary will issue ADSs if you or your broker deposit with the custodian a share register extract evidencing your ownership of shares and evidence that the shares were acquired on a stock exchange in India through a registered broker. In the case of the ADSs to be offered under this prospectus, the Depositary will arrange with the escrow agent for the invitation to offer to deposit the shares. Share register extracts deposited in the future with the custodian must be accompanied by documents, including instruments showing that the relevant shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made. Each person depositing shares will be deemed to make certain representations regarding the status of shares and its authorization to make such deposit. After the initial deposit of shares, each such person shall also be deemed to represent that the deposit of such shares or the sale of the ADSs is not restricted under the applicable U.S. or Indian laws.

The custodian will hold all deposited shares for the account of the Depositary. You thus have no direct ownership interest in the shares and only have such rights as are set out in the Deposit Agreement. The custodian also will hold any additional securities, property and cash received on or in substitution for the deposited shares. Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the Deposit Agreement, including the payment of the fees and expenses of the Depositary and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will issue a receipt in the name of the person entitled thereto evidencing the number of ADSs to which that person is entitled. The Depositary will deliver certificated ADSs at the Depositary’s corporate trust office in New York or any other location that it may designate as its transfer office.

The Depositary and the custodian will refuse to accept shares for deposit if we restrict transfer of shares and such transfer would result in the ownership of shares being in violation of any applicable laws.

If you present shares for deposit (and for so long as you are a holder or beneficial holder of ADSs, you may be required from time to time to provide such information) execute such certificates and make such representations and warranties as we or the Depositary may deem necessary or appropriate to ensure compliance with applicable laws and other matters relating to your ownership of ADSs (or any interest therein), the Depositary will issue ADSs.

How do holders of ADSs cancel an ADS and obtain deposited securities?

Except in limited circumstances, a holder of ADSs who surrenders ADSs and withdraws shares is not permitted subsequently to deposit such shares and obtain ADSs.

You will be entitled to receive the respective amount of deposited securities upon surrender of ADS and payment of the fees of the Depositary and the governmental charges and taxes. The forwarding of share certificates, other securities, property, cash and other documents of title for such delivery will be at your risk and expense.

If you surrender ADSs and withdraw shares, you will have to take such shares in electronic dematerialized form. Transfer of such equity shares between non-residents and residents are freely permitted only if they comply with the pricing guidelines specified by the Reserve Bank of India, or RBI. If the equity shares sought to be transferred are not transferred in compliance with such pricing guidelines then prior RBI approval is required. In addition you will be:

•	required to establish an account with an Indian affiliate of the Depositary to hold or sell shares in electronic dematerialized form and may incur customary fees and expenses in connection therewith; and

•	liable for Indian stamp duty at the rate of 0.5% of the market value of the ADSs or shares exchanged upon the acquisition of shares from the Depositary.

Otherwise, the Depositary only may restrict the withdrawal of deposited securities to the extent permitted by U.S. securities law, which currently permits depositaries to suspend withdrawals in connection with:

•	temporary delays caused by closing transfer books of the Depositary or our share registrar or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges;

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADSs or the withdrawal of the underlying shares; or

•	U.S. securities laws provide that this right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Transmission of Notices to Shareholders

We will promptly transmit to the Depositary those communications that we make generally available to our shareholders, including annual reports together with annual audited consolidated financial statements prepared in conformity with U.S. GAAP. There may be other communications or notices that we only make to holders of our equity shares, which will not be forwarded to holders of ADSs. If communications were not originally in English, we will translate them. Upon our request, the Depositary will arrange for the timely mailing of copies of communications which are sent to all holders of ADSs and will make a copy of such communications available for inspection at the Depositary’s corporate trust office.

The Depositary will make available for holders of ADSs’ inspection any receipts evidencing the payment of any taxes imposed on ADS holders in respect of distributions or gains and notices, reports and communications, including any proxy soliciting material, which the depository received from us.

Voting Rights

How do I vote?

You do not have the right as a holder of ADSs to attend our shareholder meetings. You may instruct the Depositary to vote the equity shares underlying your ADSs. You could exercise your right to vote directly if you withdraw the equity shares. However, you may not know about the meeting sufficiently in advance to withdraw the equity shares.

If requested by us, the Depositary will notify you of upcoming votes and arrange to deliver our voting materials to you. The materials will describe the matters to be voted on and explain how you, if you hold the ADSs on a date specified by the Depositary, may instruct the Depositary to vote the deposited securities underlying your ADSs as you direct. For your instructions to be valid, the Depositary must receive them in writing on or before a date specified by the Depositary. The Depositary will try, as far as practical, subject to Indian laws and the provisions of our Articles of Association, to vote or to have its agents vote the deposited securities as you instruct. The Depositary will only vote as you instruct and will not itself exercise any voting discretion. However if the Depositary does not receive instructions from any holder of ADSs with respect to any of the deposited securities on or before the date established by the Depositary, such holder shall be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by us, provided that:

•	no such discretionary proxy shall be given with respect to any matter as to which we inform the Depositary that we do not wish such proxy given or substantial opposition exists or the rights of holders of ADSs be adversely affected; and

•	the Depositary shall not have any obligation to give such discretionary proxy if we shall not have delivered to it the local counsel opinion and representation letter.

Under Indian law, voting of the shares is by show of hands unless a poll is demanded by any shareholder or shareholders present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up capital of at least Rs. 50,000. A proxy may not vote except on a poll. In the event that the Depositary receives express instruction from a holder of ADSs to demand a poll with respect to any matter to be voted on by such holders, the Depositary may request a poll with respect to such matters. We will make reasonable best efforts to demand a poll at the meeting at which such matters are to be voted on and to vote such shares in accordance with such holders’ instructions. Prior to any request demanding a poll by the Depositary we are required to use our best efforts to deliver to the Depositary an opinion of Indian counsel stating that such action is in conformity with all applicable laws and that such demand for a poll will not expose the Depositary to any liability to any person.

You will not receive voting materials if we do not request the Depositary to distribute them and even then, you may not receive voting materials in time to ensure that you can instruct the Depositary to vote your shares. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions or for the effect of any vote, provided its action or inaction is without gross negligence and in good faith. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your equity shares are not voted as you requested.

Fees and Expenses

What fees and expenses will I be responsible for paying?

Persons depositing shares will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property (or the distribution of any proceeds from the sale of shares, rights and other property), and for each surrender of ADSs in exchange for deposited securities. The fee in each case is up to $5.00 for each 100 ADSs, or any portion thereof, issued or surrendered. The Depositary may also charge a fee of up to $0.02 per ADS for any cash distribution to owners of ADSs, and a fee for the distribution of deposited securities pursuant to the Deposit Agreement, such fee being in an amount equal to the fee for the execution and delivery of ADSs that would have been charged as a result of the deposit of such securities, but which securities are instead distributed by the Depositary to holders. You or persons depositing shares also may be charged the following expenses:

•	share transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the Depositary and of any registrar, pursuant to agreements from time to time between us and the Depositary. We and the Depositary may amend the fees described above from time to time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities underlying your ADSs. The Depositary may refuse to transfer your ADSs or allow you to withdraw the deposited securities underlying your ADSs until such payment is made, or it may deduct the amounts of taxes owed from any payments to you. It may also sell deposited securities by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we take actions that result in new securities being deposited in lieu of or in addition to the deposited securities theretofore on deposit with the custodian, including any change in par value, split-up, consolidation or other reclassification of deposited securities or any recapitalization, reorganization, merger, consolidation or sale of assets of our company, then the Depositary, subject to terms and conditions of the Deposit Agreement, may choose to:

•	treat the securities it receives as part of the deposited securities, and each ADS will then represent a proportionate interest in that property;

•	distribute additional ADSs, subject to assurance of our outside legal counsel that such distribution may be made in compliance with applicable law; or

•	if any security so received may not be lawfully distributed, sell any securities or property received and distribute the proceeds as cash, subject to assurance of our outside legal counsel that such sale may be made in compliance with applicable law.

Amendment and Termination

How may the Deposit Agreement be amended?

We may agree with the Depositary to amend the Deposit Agreement and the form of ADRs without your consent for any reason. However any amendment that imposes or increases any fees or charges (except for taxes and other charges specifically payable by ADS holders under the Deposit Agreement) or that prejudices any substantial existing right of ADS holders will not become effective until the expiration of 30 days after notice of such amendment shall have been given to you. If a holder of ADSs continues to hold ADSs after being so notified of these changes, that holders of ADSs are deemed to agree to that amendment. An amendment can become effective before notice is given if necessary to ensure compliance with a new law, rule or regulation.

In no event will any amendment impair your right to surrender such ADS and receive the deposited securities, except to comply with mandatory provisions of applicable law.

How may the Deposit Agreement be terminated?

The Depositary may choose to resign and terminate the Deposit Agreement or we may instruct the Depositary to terminate the Deposit Agreement. The Depositary will give at least 30 days prior notice of termination, subject to our payment of any fees and expenses that we have agreed to pay the Depositary for establishing and maintaining the ADS facility. After termination, the Depositary’s only responsibility will be:

•	to deliver deposited securities to holders of ADSs who surrender their ADSs and pay applicable fees and taxes;

•	to collect dividends and other distribution pertaining to the deposited securities; and

•	without liability for interest, to hold or sell distributions received on deposited securities represented by ADSs which have not yet been surrendered.

One year after the termination date with the appropriate Government of India approvals, the Depositary may sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, for the owners of ADSs who have not yet surrendered their ADSs. Such holders of ADSs thereafter have the status of general creditors of the Depositary. After selling the deposited securities, the Depositary has no obligations except to account for those proceeds and other cash.

Limitations on Obligations and Liability to Holders of ADSs

Limits on our obligations and the obligations of the Depositary; limits on liability to holders of ADSs.

The Deposit Agreement expressly limits the obligations and liability of us and of the Depositary. Neither we nor the Depositary will be liable:

•	if we or they are forbidden, prevented or delayed in performing any obligation by circumstances beyond our or their control, including, without limitation, requirements of any laws, regulations, the terms of the deposited securities and acts of God;

•	for exercising or failing to exercise discretion under the Deposit Agreement;

•	if we or they perform our or their obligations without negligence or bad faith; or

•	for any action based on advice or information from legal counsel, accountants, any person presenting shares for deposit, any holder, or other qualified person.

Neither we nor the Depositary have any obligation to become involved in any lawsuit or other proceeding in respect of any deposited securities or the ADSs which may involve us or the Depositary in expense or liability, unless an indemnity satisfactory to us or the Depositary against all expenses, including fees and disbursements of counsel, and liability is furnished as often as may be required.

The Depositary may own and deal in any class of our securities and in ADSs.

Requirements for Depositary Actions

Before the Depositary will issue or register transfer of an ADS, make a distribution on an ADS, or permit withdrawal of equity shares, the Depositary may require:

•	payment of its fees;

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any deposited securities;

•	production of satisfactory proof of the identity of any signatory and genuineness of any signature or other information it deems necessary; and

•	compliance with applicable laws and regulations, provisions of our charter and resolutions of our board of directors, and regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The Depositary also may suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADSs, or the withdrawal of deposited securities, unless the Deposit Agreement provides otherwise, if the register for ADSs is closed or if we or the Depositary decide any such action is reasonably necessary or advisable.

Deutsche Bank Trust Company Americas will keep books for the registration and transfer of ADSs at its offices. You may reasonably inspect such books, except if you have a purpose other than our business or a matter related to the Deposit Agreement or the ADSs.

Pre-Release of ADSs

In limited circumstances, subject to the provisions of the Deposit Agreement, the Depositary may issue ADSs before deposit of the underlying equity shares. This is called a pre-release of the ADS. The Depositary may also deliver equity shares upon cancellation of pre-released ADSs, even if the ADSs are cancelled before the pre-release transaction has been closed out. A pre-release is closed out as soon as the underlying equity shares are delivered to the Depositary. The Depositary may receive ADSs instead of equity shares to close out a pre-release. Except as noted below, the Depositary may pre-release ADSs only under the following conditions:

•	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the Depositary in writing, among others, that it or its customer owns the equity shares or ADSs to be deposited;

•	the pre-release must be fully collateralized with cash or other collateral that the Depositary considers appropriate;

•	the Depositary must be able to close out the pre-release on not more than five business days notice; and

•	the Depositary may require such other indemnities and set such other credit regulations as it deems appropriate.

In addition, the number of ADSs that may be outstanding at any time as a result of pre-release should not normally exceed 30% of the deposited securities, although the Depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Disclosure of Interests

By purchasing our ADSs, you agree to comply with our charter, the resolutions of our board of directors, applicable stock exchange and clearing agency requirements, and the laws of the Republic of India, the United States and any other relevant jurisdiction regarding record or beneficial ownership of deposited securities, any disclosure requirements regarding ownership of equity shares, all as if the ADSs were, for this purpose, the deposited securities they represent.

RESTRICTIONS ON FOREIGN OWNERSHIP OF INDIAN SECURITIES

The subscription, purchase and sale of shares of an Indian company are governed by various Indian laws restricting the issuance of shares by the company to non-residents or subsequent transfer of shares by or to non-residents. These restrictions have been relaxed in recent years. Set forth below is a summary of various forms of investment, and the restrictions applicable to each, including the requirements under Indian law applicable to the issuance of ADSs.

Foreign Direct Investment

Issuances by the Company

Over a period of time, the Government of India has relaxed the restrictions on foreign investment. Subject to certain conditions, under current regulations, foreign direct investment in most industry sectors does not require prior approval of the Foreign Investment Promotion Board, or FIPB, or the Reserve Bank of India, or RBI, if the percentage of equity holding by all foreign investors does not exceed specified industry-specific thresholds. These conditions include certain minimum pricing requirements, compliance with the Takeover Code (as described below), and ownership restrictions based on the nature of the foreign investor (as described below). Purchases by foreign investors of ADSs are treated as direct foreign investment in the equity issued by Indian companies for such offerings. Foreign investment of up to 100% of our share capital is currently permitted in the IT industry.

Subsequent Transfers

Restrictions for subsequent transfers of shares of Indian companies between residents and non-residents were relaxed significantly as of October 2004. As a result, for a transfer between a resident and a non-resident of securities of an Indian company in the IT sector, such as ours, no prior approval of either the RBI or the Government of India is required, as long as certain conditions are met. These conditions include compliance, as applicable, with pricing guidelines, the Takeover Code (as described below), and the ownership restrictions based on the nature of the foreign investor (as described below). If a sale or purchase is conducted on a stock exchange at prevailing market prices, the pricing guidelines will be deemed satisfied. For off-market, negotiated transactions, the guidelines require a transaction price based on the prevailing market price.

Transfers between two non-residents are not subject to RBI approvals or pricing restrictions. However, for industries other than the technology sector, approval from the Government of India may be required for a transfer between two non-residents.

Portfolio Investment by Non-Resident Indians

Investments by persons of Indian nationality or origin residing outside of India, or NRIs, or registered Foreign Institutional Investors, or FIIs (as described below) made through a stock exchange are known as portfolio investments, or Portfolio Investments.

NRIs are permitted to make Portfolio Investments on favorable tax and other terms under India’s Portfolio Investment Scheme. Under the scheme, an NRI can purchase up to 5% of the paid up value of the shares issued by a company, subject to the condition that the aggregate paid up value of shares purchased by all NRIs does not exceed 10% of the paid up capital of the company. The 10% ceiling may be exceeded if a special resolution is passed in a General Meeting of the shareholder of a company, subject to an overall ceiling of 24%. In addition to Portfolio Investments in Indian companies, NRIs may also make foreign direct investments in Indian companies pursuant to the foreign direct investment route discussed above.

Overseas corporate bodies controlled by NRIs, or OCBs, were previously permitted to invest on favorable terms under the Portfolio Investment Scheme. The RBI no longer recognizes OCBs as an eligible class of investment vehicle under various routes and schemes under the foreign exchange regulations.

Investment by Foreign Institutional Investors

Currently, FIIs such as pension funds, investment trusts, and asset management companies, are eligible to make Portfolio Investments on favorable terms in all the securities traded on the primary and secondary markets in India. Investment by FIIs in certain sectors, such as the retail sector, are prohibited.

SEBI regulations provide that no single FII may hold more than 10% of a company’s total equity shares.

In most cases, under SEBI and the RBI regulations, unless stockholder approval has been obtained, FIIs in aggregate may hold no more than 24% of an Indian company’s equity shares. However, we have obtained the required stockholder approval and our shares may be owned completely by FIIs, subject to the 10% individual holding limitation described above.

There is uncertainty under Indian law about the tax regime applicable to FIIs that hold and trade ADSs. FIIs are urged to consult with their Indian legal and tax advisers about the relationship between the FII guidelines and the ADSs and any equity shares withdrawn upon surrender of the ADSs.

Takeover Code

Under the Takeover Code, each time a purchaser acquires more than 5%, 10%, 14%, 54% or 74% of the outstanding shares of a public Indian company, a purchaser is required to notify the company, and the company and the purchaser are each required to notify all the stock exchanges on which the shares of the company are listed. Upon the acquisition of 15% or more of such shares, or a change in control of the company, the purchaser is required to make an open offer to the other shareholders of the company offering to purchase at least 20% of all the outstanding shares of the company at a minimum offer price as determined pursuant to the rules of the Takeover Code. Upon conversion of ADSs into equity shares, a holder of ADSs will be subject to the Takeover Code. A more detailed description of the Takeover Code is provided under “Description of Equity Shares.”

ADSs

Issue of ADSs

Shares of Indian companies represented by ADSs may be approved for issuance to foreign investors by the Government of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993, or the 1993 Regulations, as modified from time to time. The 1993 Regulations are in addition to the other policies or facilities, as described above, relating to investments in Indian companies by foreign investors.

Fungibility of ADSs

In March 2001, the RBI amended the Foreign Exchange Management (Transfer or Issue of Securities by a Person Resident Outside India) Regulations, 2000 and established two alternative methods to allow equity shares to be converted into and sold as ADSs.

First, a registered broker in India can purchase shares of an Indian company that has issued ADSs on behalf of a person resident outside India, for the purposes of converting the shares into ADSs. However, such conversion of equity shares into ADSs is possible only if the following conditions are satisfied:

•	the shares are purchased on a recognized stock exchange;

•	the shares are purchased with the permission of the custodian to the ADS offering of the Indian company and are deposited with the custodian;

•	the shares purchased for conversion into ADSs do not exceed the number of shares that have been released by the custodian pursuant to conversions of ADSs into equity shares under the Depositary Agreement; and

•	a non-resident investor, broker, the custodian and the Depository comply with the provisions of the 1993 Regulations and any related guidelines issued by the Central Government from time to time.

Second, the amendment to the regulations permit an issuer in India to sponsor the issue of ADSs through an overseas depositary against underlying equity shares accepted from holders of its equity shares in India for offering outside of India. The sponsored issue of ADSs is possible only if the following conditions are satisfied:

•	the price of the offering is determined by the managing underwriters of the offering;

•	the ADS offering is approved by the FIPB;

•	the ADS offering is approved by a special resolution of the shareholders of the issuer in a general meeting;

•	the facility is made available to all the equity shareholders of the issuer;

•	the proceeds of the offering are repatriated into India within one month of the closing of the offering;

•	the sales of the existing equity shares are made in compliance with the Foreign Direct Investment Policy (as described above) in India;

•	the number of shares offered by selling shareholders are subject to limits in proportion to the existing holdings of the selling shareholders when the offer is oversubscribed; and

•	the offering expenses do not exceed 7% of the offering proceeds and are paid by shareholders on a pro-rata basis.

The issuer is also required to furnish a report to the RBI specifying the details of the offering, including the amount raised through the offering, the number of ADSs issued, the underlying shares offered and the percentage of equity in the issuer represented by the ADSs.

The current offering is being made under this second alternative.

Transfer of ADSs and Surrender of ADSs

A person resident outside India may transfer the ADSs held in Indian companies to another person resident outside India without any permission. A person resident in India is not permitted to hold ADSs of an Indian company, except in connection with the exercise of stock options. An ADS holder is permitted to surrender the ADSs held by him in an Indian company and to receive the underlying equity shares under the terms of the Deposit Agreement. Under Indian regulations, the re-deposit of these equity shares with the depositary to ADSs may not be permitted.

GOVERNMENT OF INDIA APPROVALS

We require FIPB approval of this offering in accordance with the RBI regulations relating to sponsored ADS offerings. We obtained FIPB approval of this offering on January 31, 2005. Our shareholders approved the offering at a shareholders’ meeting held on December 18, 2004.

Pursuant to the RBI’s regulations relating to sponsored ADS offerings, an issuer in India can sponsor the issue of ADSs through an overseas depositary against underlying equity shares accepted from holders of its equity shares in India. The guidelines specify, among other conditions, that:

•	the ADSs must be offered at a price determined by the lead manager of such offering;

•	all equity holders may participate;

•	the issuer must obtain special shareholder approval; and

•	the proceeds must be repatriated to India within one month of the closure of the issue.

TAXATION

Indian Taxation

General. The following summary is based on the law and practice of the Income-tax Act, 1961, or Income-tax Act, including the special tax regime contained in Sections 115AC and 115ACA of the Income-tax Act read with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993, or the Scheme, as amended on, January 19, 2000. The Income-tax Act is amended every year by the Finance Act of the relevant year. The Finance Act, 2005 has been passed by both houses of Parliament and received Presidential Assent on May 13, 2005. Some or all of the tax consequences of Sections 115AC and 115ACA may be amended or changed by future amendments to the Income-tax Act.

We believe this information is materially complete as of the date hereof. However, this summary is not intended to constitute a complete analysis of the individual tax consequences to non-resident holders or employees under Indian law for the acquisition, ownership and sale of ADSs and equity shares.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISORS WITH RESPECT TO INDIAN AND LOCAL TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs.

Residence. For purposes of the Income-tax Act, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for:

•	a period or periods amounting to at least 182 days; or

•	at least 60 days and, within the four preceding years has been in India for a period or periods amounting to at least 365 days.

The period of 60 days referred to above shall be read as 182 days (i) in case of a citizen of India who leaves India in a previous year for the purposes of employment outside India or (ii) if a citizen of India or a person of Indian origin living abroad who visits India and within the four preceding years has been in India for a period or periods amounting to 365 days or more.

A company is a resident of India if it is incorporated in India or the control and the management of its affairs is situated wholly in India. Individuals and companies that are not residents of India would be treated as non-residents for purposes of the Income-tax Act.

Taxation of Distributions. Effective as of April 1, 2003, dividend income is exempt from tax for shareholders and domestic companies are liable to pay a dividend distribution tax. Pursuant to the Finance Act, 2005, the rate of dividend distribution tax is approximately 14.03%, and includes a surcharge levied on the total amount distributed as a dividend and an education cess.

Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax.

Taxation of Capital Gains. The following is a brief summary of capital gains taxation of non-resident holders and resident employees relating to the sale of ADSs and equity shares received upon conversion of ADSs. The relevant provisions are contained mainly in sections 45, 47(viia), 115AC and 115ACA, of the Income-tax Act, in conjunction with the Scheme. Effective April 1, 2002, the Finance Act 2001 introduced a new section 115AC in place of the prevailing section 115AC of the Income-tax Act. You should consult your own tax advisor concerning the tax consequences of your particular situation.

Capital gains arising to a non-resident investor on the transfer of the shares (whether in India or outside India to a non-resident investor) will not be liable to income tax under the provisions of the Income Tax Act in certain circumstances. Shares (including shares issuable on the conversion of the ADSs) held by the non-resident investor for a period of more than 12 months are treated as long term capital assets. If the shares are held for a period of less than 12 months from the date of conversion, the capital gains arising on the sale thereof is to be treated as short term capital gains.

Capital gains are taxed as follows:

•	gains from a sale of ADSs outside India by a non-resident to another non-resident are not taxable in India;

•	long-term capital gains realized by a resident from the transfer of the ADSs will be subject to tax at the rate of 10% excluding the applicable surcharge and education cess; short-term capital gains on such a transfer will be taxed at graduated rates with a maximum of 30%, excluding the applicable surcharge and education cess;

•	long-term capital gains realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs are subject to tax at a rate of 10% excluding the applicable surcharge and education cess; and short-term capital gains on such a transfer will be taxed at the maximum marginal rate of tax applicable to the seller, excluding surcharges and education cess, if the sale of such equity shares is settled off a recognized stock exchange; and

•	long-term capital gain realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs is exempt from tax and any short term capital gain is taxed at 10% excluding the applicable surcharge and education cess, if the sale of such equity shares is settled on a recognized stock exchange and a Securities Transaction Tax, or STT (described below), is paid on such sale.

The rate of surcharge is currently 10%, other than in the case of individuals whose taxable income is less than Rs. 1,000,000, where the rate of surcharge is 0%, and 2.5% for non-domestic companies.

The Finance Act, 2004 has introduced certain new provisions with regard to taxes on the sale and purchase of securities, including equity shares. On and after October 1, 2004, in respect of a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to pay a STT at the rate of 0.075% of the transaction value of the securities, if the transaction is a delivery based transaction i.e. the transaction involves actual delivery or transfer of shares; (ii) the seller of the shares is required to pay a STT at the rate of 0.015% of the transaction value of the securities if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares. The Finance Act, 2005 enacted an increased rate of 0.1% for delivery based transactions and 0.02% for non-delivery based transactions. The revised rates will be effective as of June 1, 2005.

Any resulting taxes may be offset by the applicable credit mechanism allowed under double tax avoidance agreements in the case of non-residents. The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the ADSs or equity shares. Under the Scheme, the purchase price of equity shares in an Indian listed company received in exchange for ADSs will be the market price of the underlying shares on the date that the Depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs, or the “stepped up” basis purchase price. The market price will be the price of the equity shares prevailing on the Stock Exchange, Mumbai or the National Stock Exchange, as applicable. There is no corresponding provision under the Income-tax Act in relation to the “stepped up” basis for the purchase price of equity shares. However the tax department in India has not denied this benefit. In the event that the tax department denies this benefit, the original purchase price of ADSs would be considered the purchase price for computing the capital gains tax.

According to the Scheme, a non-resident holder’s holding period for the purposes of determining the applicable Indian capital gains tax rate relating to equity shares received in exchange for ADSs commences on the date of the notice of the redemption by the Depositary to the custodian. However, the Scheme does not address this issue in the case of resident employees, and it is therefore unclear as to when the holding period for the purposes of determining capital gains tax commences for such a resident employee.

The Scheme provides that if the equity shares are sold on a recognized stock exchange in India against payment in Indian rupees, they will no longer be eligible for the preferential tax treatment.

It is unclear as to whether section 115AC and the Scheme are applicable to a non-resident who acquires equity shares outside India from a non-resident holder of equity shares after receipt of the equity shares upon conversion of the ADSs.

It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short-term capital gains, will be subject to tax at variable rates with a maximum rate of 40% excluding the applicable surcharge and education cess, in case of a foreign company, and 30% excluding the applicable surcharge and education cess, in case of resident employees, and non-resident individuals with taxable income over Rs. 150,000.

Withholding Tax on Capital Gains. Any taxable gain realized by a non-resident on the sale of ADSs or equity shares is to be withheld at the source by the buyer. However, as per the provisions of Section 196D(2) of the Income Tax Act, no withholding tax is required to be deducted from any income by way of capital gains arising to Foreign Institutional Investors as defined in Section 115AD of the Income Tax Act on the transfer of securities defined in Section 115 AD of the Income Tax Act.

Buy-back of Securities. Indian companies are not subject to any tax on the buy-back of their shares. However, the shareholders will be taxed on any resulting gains. We would be required to deduct tax at source on the buy-back of shares at the applicable rates.

Stamp Duty and Transfer Tax. Upon issuance of the equity shares underlying our ADSs, we will be required to pay a stamp duty of 0.1% per share of the issue price of the underlying equity shares. A transfer of ADSs is not subject to Indian stamp duty. A sale of equity shares in physical form by a non-resident holder will also be subject to Indian stamp duty at the rate of 0.25% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee. Shares must be traded in dematerialized form. The transfer of shares in dematerialized form is currently not subject to stamp duty.

Wealth Tax. The holding of the ADSs and the holding of underlying equity shares by resident and non-resident holders is not subject to Indian wealth tax. Non-resident holders are advised to consult their own tax advisors regarding this issue.

Gift Tax and Estate Duty. Currently, there are no gift taxes or estate duties. These taxes and duties could be restored in future. Non-resident holders are advised to consult their own tax advisors regarding this issue.

Service Tax. Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax of 10%, excluding surcharges and education cess. The stock broker is responsible for collecting the service tax from the shareholder and paying it to the relevant authority.

United States Federal Taxation

The following is a summary of the material U.S. federal income and estate tax consequences that may be relevant with respect to the acquisition, ownership and disposition of equity shares or ADSs and is for general information only. This summary addresses the U.S. federal income and estate tax considerations of holders that are

U.S. holders. U.S. holders are beneficial holders of equity shares or ADSs who are citizens or residents of the United States, or corporations created in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is subject to U.S. federal income taxation regardless of its source, and trusts for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions. This summary is limited to U.S. holders who will hold equity shares or ADSs as capital assets. In addition, this summary is limited to U.S. holders who are not resident in India for purposes of the Convention Between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income.

This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, financial institutions, dealers in securities or currencies, traders electing to mark to market, tax-exempt entities, persons that will hold equity shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons liable for alternative minimum tax, persons that have a “functional currency” other than the U.S. dollar or holders owning (directly, indirectly and/or by attribution) 10% or more, by voting power or value, of the shares of our company. This summary is based on the tax laws of the United States as in effect on the date of this prospectus and on United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date, and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The tax treatment of a partner in a partnership or other entity taxable as a partnership that holds ADSs or equity shares generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships holding ADSs or equity shares should consult their own tax advisors regarding the U.S. federal income tax consequences to them of the acquisition, ownership and disposition of ADSs or equity shares.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. holders, assuming that such reduced rate is otherwise applicable to a non-corporate U.S. holder, could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs.

Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs should be treated as the holders of equity shares represented by such ADSs.

Dividends. Except for ADSs or equity shares, if any, distributed pro rata to all shareholders of our company, including holders of ADSs, and subject to the passive foreign investment company rules described below, the gross amount of any distributions of cash or property with respect to ADSs or equity shares (before reduction for any Indian withholding taxes) will generally be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the Depositary, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of our company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess will be treated first as a tax-free return of the U.S. holder’s tax basis in the equity shares or ADSs and thereafter as capital gain.

Subject to certain limitations, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for United States federal income tax purposes and if certain holding period requirements are met. A qualified foreign corporation includes a foreign corporation if (1) its shares (or, according to legislative history, its ADSs) are readily tradable on an established securities market in the United States or (2) it is eligible for benefits under a comprehensive income tax treaty with the United States. In addition, a corporation is not a qualified foreign corporation if it is a passive foreign investment company (as discussed below). The ADSs are traded on the Nasdaq National Market. Due to the absence of specific statutory provisions addressing ADSs, however, there can be no assurance that we are a qualified foreign corporation solely as a result of our listing on Nasdaq. Nonetheless, we may be eligible for benefits under the comprehensive income tax treaty between India and the United States. The reduced rate of taxation will not apply to dividends received in taxable years beginning after December 31, 2008. Each U.S. holder should consult its own tax advisor regarding the treatment of dividends and such holder’s eligibility for a reduced rate of taxation.

Subject to certain conditions and limitations, Indian withholding tax, if any, imposed upon distributions paid to a U.S. holder with respect to ADSs or equity shares should be eligible for credit against the U.S. holder’s federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount, but only for a year in which a U.S. holder does not claim a credit with respect to any foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. A U.S. holder will not be able to claim a U.S. foreign tax credit for any Indian taxes imposed on the company with respect to distributions on ADSs or equity shares (as discussed above under “Taxation—Indian Taxation—Taxation of Distributions”). For foreign tax credit purpose, distributions on ADSs or ordinary shares will be income from sources outside the United States, and, for tax years beginning before January 1, 2007, will generally be “passive income” or “financial services income,” and for tax years beginning after December 31, 2006, will generally be “passive category income” or “general category income” for purposes of computing the United States foreign tax credit allowable to a U.S. holder.

If dividends are paid in Indian rupees, the amount of the dividend distribution included in the income of a U.S. holder will be the U.S. dollar value of the payments made in Indian rupees, determined at a spot exchange rate between Indian rupees and U.S. dollars applicable to the date such dividend is included in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss.

Sale or exchange of equity shares or ADSs. Subject to the passive foreign investment company rules discussed below, a U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s tax basis in the equity shares or ADSs, as the case may be. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive category income or loss for U.S. foreign tax credit purposes. Capital gains realized by a U.S. holder upon the sale of equity shares (but not ADSs) may be subject to certain tax in India. See “Taxation — Indian Taxation — Taxation of Capital Gains.” Due to limitations on foreign tax credits, however, a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s federal income tax liability.

Estate taxes. An individual shareholder who is a citizen or resident of the United States for U.S. federal estate tax purposes will have the value of the equity shares or ADSs held by such holder included in his or her gross estate for U.S. federal estate tax purposes. An individual holder who actually pays Indian estate tax with respect to the equity shares will, however, be entitled to credit the amount of such tax against his or her U.S. federal estate tax liability, subject to a number of conditions and limitations.

Backup withholding tax and information reporting requirements. Any dividends paid, or proceeds on a sale of, equity shares or ADSs to or by a U.S. holder may be subject to U.S. information reporting, and a backup withholding tax (currently at a rate of 28%) may apply unless the holder is an exempt recipient and establishes exempt status or provides a U.S. taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax, provided that the required information is furnished to the Internal Revenue Service.

Passive foreign investment company. A non-U.S. corporation will be classified as a passive foreign investment company for U.S. Federal income tax purposes if either:

•	75% or more of its gross income for the taxable year is passive income; or

•	on average for the taxable year by value, or, if it is not a publicly traded corporation and so elects, by adjusted basis, if 50% or more of its assets produce or are held for the production of passive income.

We do not believe that, based on our current and anticipated operations and compositions of our assets, we satisfy either of the tests for passive foreign investment company status for the current year. Since this determination is made on an annual basis and cannot be made with certainty until the close of the relevant taxable year, however, no assurance can be given that we will not be considered a passive foreign investment company for the current taxable year or in future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

•	pay an interest charge together with tax calculated at ordinary income rates on “excess distributions,” as the term is defined in relevant provisions of the U.S. tax laws and on any gain on a sale or other disposition of equity shares;

•	if a “qualified electing fund election” (as the term is defined in relevant provisions of the U.S. tax laws) is made, include in their taxable income their pro rata share of undistributed amounts of our income; or

•	if the equity shares are “marketable” and a mark-to-market election is made, mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year.

If we are treated as a passive foreign investment company, we do not plan to provide information necessary for the “qualified electing fund” election. If a U.S. Holder holds ADSs or equity shares in any year in which we are a PFIC, the U.S. holder will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or equity shares and any gain realized on the disposition of the ADSs or equity shares. U.S. holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of ADSs or equity shares.

The above summary is not intended to constitute a complete analysis of all tax consequences relating to the ownership of equity shares or ADSs. You should consult your own tax advisor concerning the tax consequences of your particular situation.

UNDERWRITING

We, the selling shareholders and the underwriters for the offering, or the Underwriters, named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to the conditions set forth in the underwriting agreement, including, without limitation the successful completion of the Indian Invitation to Offer, each Underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Goldman Sachs (Asia) L.L.C., and UBS AG are the representatives of the Underwriters.

Underwriters	Number of ADSs
Citigroup Global Markets Inc.	2,520,000
Deutsche Bank Securities Inc.	2,520,000
Goldman Sachs (Asia) L.L.C.	2,520,000
UBS AG	2,520,000
ABN AMRO Bank N.V. and NM Rothschild & Sons Limited, each trading as ABN AMRO Rothschild LLC	630,000
Banc of America Securities LLC	630,000
Nomura International (Hong Kong) Limited	2,520,000
ICICI Securities Inc.	140,000

Total	14,000,000

Of the ADSs to be sold above, 2,520,000 ADSs will be purchased from Nomura International (Hong Kong) Limited by Nomura Securities Co., Ltd. for its account for the Japanese Public Offering and will in turn be offered by Nomura Securities Co., Ltd. in Japan, acting as the sole bookrunner for the Japanese Public Offering and its certain selling members (if any).

ICICI Securities Inc., an affiliate of ICICI Bank Limited, the escrow agent and custodian on behalf of Deutsche Bank Trust Company Americas, is acting as an underwriter of the ADSs in this transaction.

The Underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

In addition, the Underwriters have an option to buy up to an additional 2,000,000 ADSs, representing up to an additional 2,000,000 equity shares, from the selling shareholders. They may exercise that option within 7 days of the date of this prospectus. If any ADSs are purchased pursuant to this option, the Underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

The following table shows the per ADS and total underwriting discounts and commissions to be paid to the Underwriters by the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the Underwriters’ option to purchase 2,000,000 additional ADSs, representing up to an additional 2,000,000 equity shares.

Paid by the Selling Shareholders

	No Exercise	Full Exercise
Per ADS	$1.3668	$1.3668
Total	$19,135,200	$21,868,800

The ADSs sold by the Underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any ADSs sold by the Underwriters to securities dealers may be sold at a discount of up to $0.804 per ADS from the initial price to public. Any such securities dealers may resell any

ADSs purchased from the Underwriters to certain other brokers or dealers at a discount of up to $0.10 per ADS from the initial price to public. If all the ADSs are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $2,831,636, including registration fees of $131,636, printing fees of approximately $500,000, professional fees of approximately $1,100,000, directors’ and officers’ insurance premiums related to this offering of approximately $700,000 and other expenses of approximately $400,000.

The selling shareholders are paying all expenses of the offering, including underwriting discounts and commissions.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by brokers-dealers registered with the Securities and Exchange Commission.

Affiliates of the underwriters may purchase up to 10% of the ADSs being offered hereby on the same terms and at the same initial price to public as set forth on the cover page of this prospectus. If purchased, such ADSs are intended to be held in investment accounts maintained by such affiliates of the underwriters.

We, our executive officers and our directors have agreed with the Underwriters not to dispose of or hedge any of our or their equity shares, ADSs or securities convertible into or exchangeable for ADSs or equity shares or any similar securities during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives, and subject to certain exceptions.

This document does not constitute a disclosure document under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia (the “Australian Corporations Act”) and will not be lodged with the Australian Securities and Investments Commission. ADSs will be offered to persons who receive offers in Australia only to the extent that such offers of ADSs do not need disclosure to investors under Part 6D.2 of the Australian Corporations Act. Any offer of ADSs received in Australia is void to the extent that it needs disclosure to investors under the Australian Corporations Act. In particular, offers for sale of ADSs will only be made in Australia in reliance on various exemptions from such disclosure to investors provided by Section 708 of the Australian Corporations Act. Any person to whom ADSs are sold pursuant to an exemption under Section 708 of the Australian Corporations Act must not, within 12 months after the sale, permit offers for sale of those ADSs to be received in Australia unless that offer is itself made in reliance on an exemption from disclosure provided by that section.

The ADSs will not be offered or sold, directly or indirectly, to the public in the Republic of France and all offers and sales of ADSs will be made in the Republic of France only to qualified investors as defined and in accordance with Articles L.411-1 and L.411-2 of the French Code monetaire et financier and Decree No 98-880 dated October 1, 1998 relating to offers to qualified investors. In addition, neither this Prospectus nor any offering material relating to our ADSs has been distributed or caused to be distributed or will be distributed or caused to be distributed in the Republic of France, other than to those investors to whom offers and sales of the ADSs may be made as described in this paragraph.

The ADSs will not be offered or sold in Hong Kong by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. No advertisement, invitation or document relating to the ADSs, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws in Hong Kong) will be issued other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

As part of the offering, it is expected a certain number of ADSs will be offered in Japan in the Japanese Public Offering. It is intended that the offering in Japan be made by way of a public offer in Japan or, if for any reason, the Japanese Public Offering does not proceed, by way of a private placement instead (in either case, in accordance with the Securities and Exchange Law of Japan and the regulations thereunder). In any case, this document is not intended to constitute an offer of or the solicitation of an offer to buy ADSs to any resident of Japan. The Japanese Public Offering, if made, will be made pursuant to a securities registration statement to be filed by us with the relevant authority in Japan in accordance with the Securities and Exchange Law of Japan, as amended, the SRS. The offering price will be identical for both the Japanese Public Offering and the offering. ADSs purchased by any Underwriter to be sold in Japan will be purchased as principal and in connection with the initial offering and distribution of such ADSs, such ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except in accordance with the terms and conditions of the Japanese Public Offering under the SRS (in the case of such a Japanese offering) or except in compliance with the Securities and Exchange Law of Japan and other applicable laws and regulations of Japan (in the case of a private placement). As used in this paragraph, “resident of Japan” means any person residing in Japan, including any corporations or other entities organized under the laws of Japan.

The ADSs will not be offered, transferred, delivered or sold in or from The Netherlands as part of any initial distribution or as part of any re-offering, and the ADSs will not be distributed or any other document in respect of the offering in or from The Netherlands, other than to individuals or legal entities, who or which trade or invest in securities in the conduct of their profession or trade (which includes banks, investment banks, securities firms, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises).

This prospectus has not been registered as an offering memorandum or information memorandum with the Monetary Authority of Singapore. No advertisement may be made offering or calling attention to an offer or intended offer of the ADSs to the public in Singapore. No ADSs may be offered or sold, no ADSs will be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs may not be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act 2001 of Singapore, or the Securities and Futures Act, (ii) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

The offer of the ADSs has not been registered with the Comisión Nacional del Mercado de Valores. Accordingly, the ADSs will not be offered or sold in the Kingdom of Spain nor will any document or offer materials be distributed in Spain or targeted to Spanish resident investors except in compliance and in accordance with the requirements of the Spanish Securities Market Law, as amended, and the Royal Decree 291/1992, 27 March as amended, and the regulations issued thereunder.

The ADSs may not be offered or sold prior to the date six months after the date of delivery of the ADSs to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. All sales of ADSs will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the “FSMA”) with respect to anything done in relation to the offering and the ADSs in, from or otherwise involving the United Kingdom. No person may communicate or caused to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the sale of any ADSs in circumstances in which Section 21(i) of the FSMA does not apply to us.

No action may be taken in any jurisdiction other than the United States and Japan that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

No prospectus may be distributed directly or indirectly in India to the residents of India and the Underwriters may not offer or sell, directly or indirectly, any ADSs in India to, or for the account or benefit, of any resident of India.

A prospectus in electronic format may be made available on the website maintained by one or more underwriters or securities dealers. The representatives of the Underwriters may agree to allocate a number of ADSs to the Underwriters for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated by the representatives to the Underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the Underwriters to securities dealers who resell ADSs to online brokerage account holders.

In connection with the offering, the Underwriters may purchase and sell equity shares and/or ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the Underwriters’ option to purchase additional ADSs from the selling shareholders in the offering. The Underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing additional ADSs in the open market. In determining the source of ADSs to close out the covered short position, the Underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. “Naked” short sales are any sales in excess of such option. The Underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids or purchases of ADSs made by the Underwriters in the open market prior to the completion of the offering.

The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such Underwriter in stabilizing or short covering transactions.

These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.

One of our directors, Marti Subrahmanyam, serves as a director of Nomura Asset Management (USA) Inc., an affiliate of Nomura International (Hong Kong) Limited.

One or more affiliates of each of the Underwriters, other than Nomura International (Hong Kong) Limited, was or is a customer of ours. In fiscal 2005 and 2004, one or more affiliates of Banc of America Securities LLC, Citigroup Global Markets Inc. and Goldman, Sachs & Co., an affiliate of Goldman Sachs (Asia) L.L.C., was one of our 25 largest clients.

Citicorp International Finance Corporation, an affiliate of Citigroup Global Markets Inc., is the minority investor in our Progeon subsidiary. We own 24,500,000 equity shares and Citicorp owns 8,750,000 preference shares in Progeon for which we paid $5 million and Citicorp paid $20 million. Under the terms of Citicorp’s investment, each preference share is convertible into one equity share of Progeon. This one-to-one conversion ratio will be adjusted upon the declaration of share dividends by Progeon, consolidation of shares or the occurrence of other dilutive events. The preference shares will be automatically converted into Progeon equity shares upon the earlier of certain specified dates or at the option of Citicorp upon the occurrence of certain specified alterations in Progeon’s capital structure. All preference shares will be mandatorily redeemed in June 2022. All holders of preference shares are entitled to receive notice of and attend shareholder meetings and are entitled to vote with the equity shareholders in accordance with Indian laws. In addition, so long as Citicorp holds at least 4,375,000 Progeon shares (either as preference shares or equity shares) it has the right to nominate one director to Progeon’s board.

As of May 15, 2005, affiliates of Citigroup Global Markets Inc., Deutsche Bank Securities, Goldman Sachs (Asia) L.L.C., and UBS AG owned approximately (i) 5,265,593, (ii) 6,468,019, (iii) 5,182,770 and (iv) 9,962,676 of our equity shares, respectively. In addition, as of such date, affiliates of ABN AMRO Rothschild LLC, Banc of America Securities LLC and Nomura International (Hong Kong) Limited owned approximately (i) 1,944,132, (ii) 34,869 and (iii) 20,802 of our equity shares, respectively. Certain of these affiliates of the Underwriters have chosen to sell a portion of their equity shares and are participating in the Indian Invitation to Offer on a pari passu basis and upon the same terms and conditions applicable to all holders of our equity shares. Gross proceeds to these affiliates of the Underwriters are estimated to be approximately $107,100,256 (and approximately $122,512,703 if the Underwriters exercise their option to purchase additional ADSs in full).

The number of shares being sold by the selling shareholders in the offering, including those that may be sold by affiliates of our underwriters, will not be determined until the closing of the Indian Invitation to Offer, which will occur shortly before pricing of the offering. As such, there is a possibility that 10% or more of the net offering proceeds, not including underwriting compensation, may be paid to NASD members participating in the distribution of the offering or associated or affiliated persons of such members. In such an event, the offering will be made pursuant to the provisions of NASD Rule 2710(h) and NASD Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc.

We and the selling shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The representatives of the Underwriters may be contacted at the following address: Citigroup Global Markets Inc., 388 Greenwich Street, New York, New York 10013; Deutsche Bank Securities Inc., 55th Floor Cheung Kong Centre, 2 Queen’s Road Central, Hong Kong; Goldman Sachs (Asia) L.L.C., 68th Floor, Cheung Kong Centre, 2 Queen’s Road Central, Hong Kong; and UBS AG, 52nd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

LEGAL MATTERS

The validity of the ADSs offered hereby and the validity of the equity shares represented by the ADSs offered hereby will be passed upon by Crawford Bayley & Co., Mumbai, India, our Indian counsel. U.S. securities matters in connection with the offering will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, our U.S. counsel. Certain matters in connection with the offering will be passed upon on behalf of the Underwriters by Latham & Watkins LLP and Amarchand & Mangaldas & Suresh A. Shroff & Co., Mumbai, India, counsel for the Underwriters. Wilson Sonsini Goodrich & Rosati may rely upon Crawford Bayley & Co. with respect to certain matters governed by Indian law. Crawford Bayley & Co. together with its affiliates owns 24,900 of our equity shares.

INDIAN FINANCIAL ADVISOR

In connection with the offering, Enam Financial Consultants Pvt. Ltd., or Enam, is the Indian financial advisor to Infosys. Enam, together with its affiliates, officers and directors, and their immediate family members, own 863,102 of our equity shares.

EXPERTS

The U.S. GAAP consolidated financial statements and the related financial statement schedule II of Infosys Technologies Limited and subsidiaries as of March 31, 2004 and 2005, and for each of the years in the three-year period ended March 31, 2005, have been included herein in reliance upon the report of KPMG, independent registered public accounting firm, appearing elsewhere, and upon the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

We will furnish to you, through the Depositary, English language versions of any reports, notices and other communications that we generally transmit to holders of our equity shares.

We have filed with the Securities and Exchange Commission a registration statement on Form F-3 and a registration statement on Form F-6 under the U.S. Securities Act with respect to the offered ADSs. This prospectus, which is a part of the registration statement on Form F-3, does not contain all of the information set forth in these registration statements. Statements made in this prospectus as to the contents of any contract, agreement or other document, are not necessarily complete. Where we have filed a contract, agreement or other document as an exhibit to these registration statements, we refer to the exhibit for a more complete description of the matter involved, and each of our statements in this prospectus with respect to that contract, agreement or document is qualified in its entirety by such reference.

We file reports, including annual reports on Form 20-F, and other information with the Securities and Exchange Commission pursuant to the rules and regulations of the Securities and Exchange Commission that apply to foreign private issuers. You may read and copy any materials filed with the Securities and Exchange Commission at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Our Securities and Exchange Commission filings are also available to the public over the Internet at the Securities and Exchange Commission’s website at www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

We are incorporating by reference the following into this prospectus:

•	our Form 8-A, filed with the Securities and Exchange Commission on February 11, 1999;

•	our Form 20-F, filed with the Securities and Exchange Commission on April 26, 2005; and

•	all reports on Form 20-F and any report on Form 6-K that so indicates it is being incorporated by reference, in each case, that we file with the Securities and Exchange Commission on or after the date on which the registration statement is first filed with the Securities and Exchange Commission and until the termination or completion of the offering of the offered ADSs.

Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in those documents, will be provided without charge to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to: V. Balakrishnan, Senior Vice President — Finance and Company Secretary c/o Infosys Technologies Limited, Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100 (Telephone: +91-80-2852-0261).

We will furnish to any holder of ADSs that so requests our annual report on Form 20-F containing a description of our operations and annual audited consolidated financial statements prepared in accordance with U.S. GAAP and an opinion on the financial statements by an independent registered public accounting firm.

I NFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Infosys Technologies Limited

We have audited the accompanying consolidated balance sheets of Infosys Technologies Limited and subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2005. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule II. These consolidated financial statements and the financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Infosys Technologies Limited and subsidiaries as of March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG

Bangalore, India

April 14, 2005 except for Note 2.23, as to which the date is April 22, 2005

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31,

(Dollars in millions except share data)

	2004	2005
ASSETS
Current Assets
Cash and cash equivalents	$445	$410
Investments in liquid mutual fund units	218	278
Trade accounts receivable, net of allowances	150	303
Deferred tax assets	—	2
Prepaid expenses and other current assets	36	35
Unbilled revenue	24	32

Total current assets	873	1,060
Property, plant and equipment, net	228	352
Goodwill	8	8
Intangible assets, net	2	—
Deferred tax assets	7	8
Other assets	14	26

Total Assets	$1,132	$1,454

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$1	$1
Client deposits	15	7
Other accrued liabilities	99	124
Income taxes payable	22	23
Unearned revenue	15	20

Total current liabilities	152	175
Non-current liabilities
Preferred stock of subsidiary	22	21
Other non-current liabilities	5	5
Stockholders’ Equity
Common stock, $0.16 par value 300,000,000 equity shares authorized, Issued and outstanding –266,564,224 and 270,570,549 as of March 31, 2004 and 2005, respectively (See Note 2.11)	9	31
Additional paid-in capital	157	266
Accumulated other comprehensive income	39	33
Retained earnings	748	923

Total stockholders’ equity	953	1,253

Total Liabilities And Stockholders’ Equity	$1,132	$1,454

See accompanying notes to the consolidated financial statements

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED MARCH 31,

(Dollars in millions except share and per share data)

	2003	2004	2005
Revenues	$754	$1,063	$1,592
Cost of revenues (including amortization of stock compensation expenses of $3 million and $2 million for fiscal 2003 and 2004)	417	603	904

Gross profit	337	460	688

Operating Expenses:
Selling and marketing expenses	56	77	103
General and administrative expenses	58	82	127
Amortization of stock compensation expenses	2	1	—
Amortization of intangible assets	2	7	2

Total operating expenses	118	167	232

Operating income	219	293	456
Gain on sale of long term investment	—	—	11
Other income, net	18	28	24

Income before income taxes	237	321	491
Provision for income taxes	42	51	72

Net income	$195	$270	$419

Earnings per equity share
Basic	$0.74	$1.03	$1.57
Diluted	$0.73	$1.01	$1.52
Weighted average equity shares used in computing earnings per equity share
(See Note 2.11)
Basic	262,284,008	262,780,308	266,901,033
Diluted	265,916,036	267,166,236	273,590,413

See accompanying notes to the consolidated financial statements

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(Dollars in millions)

	Common stock		Additional paid-in capital	Comprehensive income	Accumulated other comprehensive income	Deferred stock compensation	Retained earnings	Total stockholders’ equity
	Shares (See Note 2.11)	Par value
Balance as of March 31, 2002	264,744,520	$9	$123		$(46)	$(8)	$364	$442

Common stock issued	227,792		3		—	—	—	3
Cash dividends	—	—	—		—	—	(34)	(34)
Income tax benefit arising on exercise of stock options	—	—	1		—	—	—	1
Amortization of compensation related to stock option grants	—	—	—		—	5	—	5
Comprehensive income
Net income	—	—	—	$195	—	—	195	195
Other comprehensive income
Translation adjustment	—	—	—	14	14	—	—	14

Comprehensive income				$209

Balance as of March 31, 2003	264,972,312	$9	$127		$(32)	$(3)	$525	$626

Common stock issued	1,591,912	—	27		—	—	—	27
Cash dividends	—	—	—		—	—	(47)	(47)
Income tax benefit arising on exercise of stock options	—	—	3		—	—	—	3
Amortization of compensation related to stock option grants	—	—	—		—	3	—	3
Comprehensive income
Net income	—	—	—	$270	—	—	270	270
Other comprehensive income
Translation adjustment	—	—	—	71	71	—	—	71

Comprehensive income				$341

Balance as of March 31, 2004	266,564,224	$9	$157		$39	—	$748	$953

Common stock issued	4,006,325	—	99		—	—	—	99
Cash dividends	—	—	—		—	—	(222)	(222)
Income tax benefit arising on exercise of stock options	—	—	10		—	—	—	10
Stock split effected in the form of a stock dividend (See Note 2.11)	—	22			—	—	(22)	—
Comprehensive income
Net income	—	—	—	$419	—	—	419	419
Other comprehensive income
Translation adjustment	—	—	—	(6)	(6)	—	—	(6)

Comprehensive income				$413

Balance as of March 31, 2005	270,570,549	$31	$266		$33	—	$923	$1,253

See accompanying notes to the consolidated financial statement

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED MARCH 31,

(Dollars in millions)

	2003	2004	2005
OPERATING ACTIVITIES:
Net income	$195	$270	$419
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	37	45	64
Amortization of intangible assets	2	7	2
Provision for investments	3	2	—
Gain on sale of long term investment	—	—	(11)
Deferred taxes	(2)	1	(3)
Amortization of stock compensation expenses	5	3	—
Changes in assets and liabilities
Trade accounts receivable	(38)	(27)	(150)
Prepaid expenses and other current assets	(5)	(8)	2
Unbilled revenue	(15)	(1)	(9)
Income taxes	(4)	26	8
Accounts payable	—	(1)	—
Client deposits	1	11	(8)
Unearned revenue	9	—	6
Other accrued liabilities	23	44	24

Net cash provided by operating activities	211	372	344

Investing Activities:
Expenditure on property, plant and equipment	(43)	(93)	(186)
Expenditure on intangible assets	(4)	—	—
Loans to employees	(7)	4	2
Purchase of subsidiary, net of cash acquired	—	(10)	—
Investments in liquid mutual fund units	—	(205)	(100)
Redemption of liquid mutual fund units	—	—	40
Non-current deposits with corporations	—	—	(15)
Proceeds from sale of long term investment	—	—	11

Net cash used in investing activities	(54)	(304)	(248)

Financing Activities:
Proceeds from issuance of common stock	3	27	99
Proceeds from issuance of preferred stock by subsidiary	10	10	—
Payment of dividends	(34)	(47)	(222)

Net cash used in financing activities	(21)	(10)	(123)

Effect of exchange rate changes on cash	8	33	(8)
Net increase in cash and cash equivalents during the period	144	91	(35)
Cash and cash equivalents at the beginning of the period	210	354	445

Cash and cash equivalents at the end of the period	$354	$445	$410

Supplementary information:
Cash paid towards taxes	$45	$24	$66
Stock split effected in the form of a stock dividend (see Note 2.11)

See accompanying notes to the consolidated financial statements

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 Company overview and significant accounting policies

1.1 Company overview

Infosys Technologies Limited (Infosys), along with its majority owned and controlled subsidiary, Progeon Limited (Progeon), and wholly-owned subsidiaries Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (Shanghai) Co. Limited (Infosys China) and Infosys Consulting Inc. (Infosys Consulting) is a leading global technology services firm. The company provides end-to-end business solutions that leverage technology thus enabling its clients to enhance business performance. The company provides solutions that span the entire software life cycle encompassing consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the company offers software products for the banking industry and business process management services.

1.2 Basis of preparation of financial statements

The consolidated financial statements include Infosys and its subsidiaries (the company) and are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Infosys consolidates entities in which it owns or controls more than 50% of the voting shares. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition. Inter-company balances and transactions are eliminated on consolidation.

1.3 Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to, accounting for costs and efforts expected to be incurred to complete performance under software development arrangements, allowance for uncollectible accounts receivable, future obligations under employee benefit plans, provisions for post-sales customer support, the useful lives of property, plant, equipment and intangible assets and income tax valuation allowances. Actual results could differ from those estimates. Appropriate changes in estimates are made as management become aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financials statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.4 Revenue recognition

The company derives revenues primarily from software development and related services, licensing of software products and from business process management services. Arrangements with customers for software development and related services are either on a fixed price, fixed timeframe or on a time and material basis.

Revenue on time-and-material contracts is recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the percentage-of-completion method. Guidance has been drawn from paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1. The input (efforts expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance agreement.

The company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of revenues. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

In accordance with SOP 97-2, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor specific objective evidence of fair value (VSOE) has been established for ATS. VSOE is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE for implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Revenues from business process management and other services are recognized on both, the time-and-material and fixed-price, fixed-timeframe basis. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the proportional performance method using an output measure of performance.

When the company receives advances for services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met.

1.5 Cash and cash equivalents

The company considers all highly liquid investments with a remaining maturity at the date of purchase / investment of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Cash and cash equivalents comprise cash and cash on deposit with banks, and corporations.

1.6 Investments

Investments in non-readily marketable equity securities of other entities where the company is unable to exercise significant influence and for which there are no readily determinable fair values are recorded at cost. Declines in value judged to be other than temporary are included in earnings.

Investment securities designated as “available for sale” are carried at their fair value. Fair value is based on quoted market prices. Temporary unrealized gains and losses, net of the related tax effect are reported as a separate component of stockholders’ equity until realized. Realized gains and losses and declines in value judged to be other than temporary on available for sale securities are included in earnings.

The cost of securities sold is based on the specific identification method. Interest and dividend income are recognized when earned.

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	15 years	Vehicles	5 years
Plant and equipment	5 years	Computer equipment	2-5 years
Furniture and fixtures	5 years

The cost of software purchased for internal use is accounted under SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Deposits paid towards the acquisition of these long lived assets outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under “Capital work-in-progress”. Costs of improvements that substantially extend the useful life of particular assets are capitalized. Repairs and maintenance cost are charged to earnings when incurred. The cost and related accumulated depreciation are removed from the consolidated financial statements upon sale or disposition of the asset.

The company evaluates the recoverability of these assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying value or the fair value less the cost to sell.

1.8 Business combinations

Business combinations have been accounted using the purchase method under the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business.

1.9 Goodwill

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is tested for impairment on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

1.10 Intangible assets

Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis. The estimated useful life of an identifiable intangible asset is based on a number of factors including the

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

1.11 Research and development

Research and development costs are expensed as incurred. Software product development costs are expensed as incurred until technological feasibility is achieved. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of revenues.

1.12 Foreign currency

The functional currency of the company is the Indian rupee (Rs.). The functional currency for Infosys Australia, Infosys China and Infosys Consulting is the respective local currency. The consolidated financial statements are reported in U.S. dollars. The translation of Rs. to U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in “Other comprehensive income”, a separate component of stockholders’ equity. The translation of the financial statements of foreign subsidiaries from the local currency to the functional currency of the company is also performed on the same basis.

Foreign-currency denominated assets and liabilities are translated into the functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translation are included in earnings. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net income for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the functional currency using the exchange rate in effect on the date of the transaction.

1.13 Earnings per share

Basic earnings per share is computed by dividing net income for the period by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the diluted weighted average number of equity shares outstanding during the period. Diluted earnings per share reflects the potential dilution from equity shares issuable through employee stock options and preferred stock of subsidiary. The dilutive effect of employee stock options is reflected in diluted earnings per share by application of the treasury stock method. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the if-converted method. If securities have been issued by a subsidiary that enable their holders to obtain the subsidiary’s common stock, the earnings of the subsidiary shall be included in the consolidated diluted earnings per share computations based on the consolidated group’s holding of the subsidiary’s securities.

If the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of basic and diluted earnings per share are adjusted retroactively for all periods presented to reflect that change in capital structure. If such changes occur after the

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

close of the reporting period but before issuance of the financial statements, the per-share computations for that period and any prior-period financial statements presented are based on the new number of shares.

1.14 Income taxes

Income taxes are accounted using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is not more likely than not. Changes in valuation allowance from period to period are reflected in the income statement of the period of change. Deferred taxes are not provided on the undistributed earnings of subsidiaries outside India where it is expected that the earnings of the foreign subsidiary will be permanently reinvested. Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to earnings are credited to additional paid in capital.

1.15 Fair value of financial instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. The methods used to determine fair value include discounted cash flow analysis and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

1.16 Concentration of risk

Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash equivalents, trade accounts receivable, investment securities and hedging instruments. By nature, all such financial instruments involve risk, including the credit risk of non-performance by counterparties. In management’s opinion, as of March 31, 2004 and 2005 there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the financial statements, if any. Exposure to credit risk is managed through credit approvals, establishing credit limits and monitoring procedures. The company’s cash resources are invested with corporations, financial institutions and banks with high investment grade credit ratings. Limits are established by the company as to the maximum amount of cash that may be invested with any such single entity.

1.17 Derivative financial instruments

The company enters into foreign exchange forward contracts where the counterparty is generally a bank. The company purchases foreign exchange forward contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. Although the company believes that these contracts constitute hedges from an economic perspective, they do not qualify for hedge accounting under SFAS 133, as amended. Any derivative that is either not designated a hedge, or is so designated but is ineffective per SFAS 133, is marked to market and recognized in earnings immediately.

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.18 Retirement benefits to employees

1.18.1 Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees’ Gratuity Fund Trust (the Trust). In case of Progeon, contributions are made to the Progeon Employees’ Gratuity Fund Trust. Trustees administer contributions made to the Trust and contributions are invested in specific designated instruments as permitted by law and investments are also made in mutual funds that invest in the specific designated instruments.

1.18.2 Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. The company makes monthly contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees’ Superannuation Fund Trust based on a specified percentage of each covered employee’s salary. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Progeon are also eligible for superannuation benefit. Progeon makes monthly provisions under the superannuation plan based on a specified percentage of each covered employee’s salary. Progeon has no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.18.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates.

In respect of Progeon, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Progeon make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund.

1.19 Stock-based compensation

The company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed stock option plans. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS 123, Accounting for Stock-Based Compensation, established

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123. All stock options issued to date have been accounted as a fixed stock option plan.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Year ended March 31,
(Dollars in millions except share and per share data)	2003	2004	2005
Net income, as reported	$195	$270	$419
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	5	3	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(62)	(50)	(26)

Pro forma net income	$138	$223	$393

Earnings per share: (See Note 2.11)
Basic – as reported	$0.74	$1.03	$1.57
Basic – pro forma	$0.52	$0.85	$1.47
Diluted – as reported	$0.73	$1.01	$1.52
Diluted – pro forma	$0.52	$0.84	$1.43

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Year ended March 31,
	2003		2004		2005
Dividend yield %	0.2%		0.2%		—
Expected life	1-5yea	rs	1-5yea	rs	—
Risk free interest rate	6.0%		5.1-5.7%		—
Volatility	60-75%		60-75%		—

There have been no grants of stock options by Infosys Technologies Limited during fiscal 2005.

1.20 Dividends

Final dividends on common stock are recorded as a liability on the date of declaration by the stockholders and interim dividends are recorded as a liability on the date of declaration by the board of directors.

1.21 Recent Accounting Pronouncement

In December 2004, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), Share-Based Payment requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. Currently, the company does not deduct the expense of employee stock option grants from its income based on the fair value method as it has adopted the pro forma

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. The revised Statement eliminates the alternative to use APB Opinion 25’s intrinsic value method of accounting that was provided in Statement 123 as originally issued. The unamortized stock compensation expense as of March 31, 2005, determined under the fair value method is approximately $15 million. Pursuant to the Securities and Exchange Commission Release No. 33-8568, the company is required to adopt SFAS 123R from April 1, 2006.

2 Notes to the consolidated financial statements

2.1 Cash and cash equivalents

The cost and fair values for cash and cash equivalents are as follows:

(Dollars in millions)

	As of March 31,
	2004	2005
Cost and fair values
Cash and bank deposits	$397	$361
Deposits with corporations	48	49

	$445	$410

2.2 Trade accounts receivable

Trade accounts receivable as of March 31, 2004 and 2005, net of allowance for doubtful accounts of $3 million and $4 million, amounted to $150 million and $303 million. The age profile of trade accounts receivable, net of allowances is given below.

In %

As of March 31,	2004	2005
Period (in days)
0 – 30	69.7	55.2
31 – 60	21.6	32.2
61 – 90	4.7	4.6
More than 90	4.0	8.0

	100.0	100.0

2.3 Business combination

On January 2, 2004 the company acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia for approximately $14 million. The purchase consideration includes approximately $3 million retained in escrow for representations and warranties made by the selling shareholders. The acquired company was renamed as “Infosys Technologies (Australia) Pty. Limited”. There is a further contingent consideration payable to the sellers subject to continued employment and meeting of defined operating and financial performance parameters. The contingent consideration will be accounted as compensation.

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The purchase price, including transaction costs, has been allocated based on management’s estimates and independent appraisals of fair values as follows:

(Dollars in millions)

Component	Purchase price allocated
Plant and equipment	$1
Net current assets	5
Non current liabilities	(1)
Customer contracts	2
Goodwill	7

Total purchase price	$14

The identified customer contracts intangible is being amortized over a period of two years beginning January 2004, being management’s estimate of the useful life of the asset. The company believes that the acquisition resulted in recognition of goodwill primarily because of the acquired company’s market position, skilled employees, management strength and potential to serve as a platform for enhancing business opportunities in Australia. The goodwill has been allocated to the Australia reporting unit.

2.4 Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

(Dollars in millions)

	As of March 31,
	2004	2005
Rent deposits	$3	$4
Security deposits with service providers	2	4
Loans to employees	13	15
Prepaid expenses	13	11
Other current assets	5	1

	$36	$35

Other current assets represent advance payments to vendors for the supply of goods and rendering of services and marked to market gains on foreign exchange forward contracts. Deposits with service providers relate principally to leased telephone lines and electricity supplies.

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.5 Property, plant and equipment – net

Property, plant and equipment consist of the following:

(Dollars in millions)

	As of March 31,
	2004	2005
Land	$21	$27
Buildings	106	168
Furniture and fixtures	59	79
Computer equipment	107	141
Plant and equipment	65	91
Capital work-in-progress	48	73

	406	579
Accumulated depreciation	(178)	(227)

	$228	$352

Depreciation expense amounted to $37 million, $45 million and $64 million for fiscal 2003, 2004 and 2005. The amount of third party software amortized during fiscal 2003, 2004 and 2005 was $12 million, $14 million and $26 million.

2.6 Intangible assets

During fiscal 2003, the company acquired the intellectual property rights to the Trade IQ product from IQ Financial Systems Inc., USA for its banking business unit. The consideration paid amounted to $4 million and was recorded as an intangible asset and amortized over two years, being management’s initial estimate of the useful life. In the same fiscal year, the company also entered into an agreement for transferring the intellectual property rights in a commercial software application product used in the design of high performance structural systems. The company is required to pay the committed consideration of $5 million within ten years of the contract date. The ownership of intellectual property in the product transfers to the company on remittance of the consideration. The committed consideration of $5 million was recorded as an intangible asset and was being amortized over management’s estimate of the useful life, which was initially 5 years. During fiscal 2004, management revised its estimates of the remaining useful life of these intangible assets. The additional amortization for fiscal 2004 due to the revisions in the estimates of remaining useful life was $4 million. The recorded values of these intangible assets have been completely amortized as of March 31, 2004.

The identified customer contracts intangible arising from the purchase price allocation of Expert Information Services Pty. Limited, Australia is being amortized over a period of two years beginning January 2004, being management’s estimate of the useful life of the asset.

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.7 Other assets

Other assets consist of the following:

(Dollars in millions)

	As of March 31,
	2004	2005
Non-current portion of loans to employees	$14	$10
Non-current deposits with corporations	—	15
Others	—	1

	$14	$26

2.8 Related parties

The company provides loans to eligible employees in accordance with policy. No loans have been made to employees in connection with equity issues. The employee loans are repayable over fixed periods ranging from 1 to 100 months. The annual rates of interest at which the loans have been made to employees vary between 0% through 4%. Loans aggregating $27 million and $25 million were outstanding as of March 31, 2004 and 2005.

The required repayments of employee loans outstanding as of March 31, 2005 are as detailed below.

(Dollars in millions)

Fiscal year of repayment	Repayment
2006	$15
2007	4
2008	2
2009	3
2010	1

$25

The estimated fair values of related party receivables amounted to $24 million and $21 million as of March 31, 2004 and 2005. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop these estimates of fair value. Consequently, these estimates are not necessarily indicative of the amounts that the company could realize in the market.

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.9 Other accrued liabilities

Other accrued liabilities comprise the following:

(Dollars in millions)

	As of March 31,
	2004	2005
Accrued compensation to staff	$71	$66
Provision for post sales client support	1	7
Withholding taxes payable	9	14
Provision for expenses	16	32
Retainage	1	3
Others	1	2

	$99	$124

2.10 Employee post-retirement benefits

2.10.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the company’s financial statements in fiscal 2003, 2004 and 2005. The measurement date used is March 31 of the relevant fiscal year.

(Dollars in millions)

	Year ended March 31,
	2003	2004	2005
Change in benefit obligations
Benefit obligations at the beginning of the year	$16	$19	$30
Unrecognized actuarial loss	—	5	(2)
Service cost	2	4	5
Interest cost	1	1	2
Benefits paid	—	(1)	(1)
Effect of exchange rate changes	—	2	—

Benefit obligations at the end of the year	$19	$30	$34

Change in plan assets
Fair value of plan assets at the beginning of the year	$13	$16	$24
Effect of exchange rate changes	—	2	—
Actual return on plan assets	1	2	2
Employer contributions	2	5	6
Benefits paid	—	(1)	(1)

Plan assets at the end of the year	$16	$24	$31

Funded status	$(3)	$(6)	$(3)
Excess of actual return over estimated return on plan assets	1	(1)	(1)
Unrecognized actuarial loss	2	7	4
(Accrued) / prepaid benefit	$—	$—	$—

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net gratuity cost for fiscal 2003, 2004 and 2005 comprises the following components:

	Year ended March 31,
	2003	2004	2005
Service cost	$2	$4	$5
Interest cost	1	1	2
Expected return on assets	—	(1)	(1)
Net gratuity cost	$3	$4	$6

The assumptions used in accounting for the gratuity plan in fiscal 2003, 2004 and 2005 are set out below.

	Year ended March 31,
	2003	2004	2005
Discount rate	7.0%	5.2%	6.7%
Rate of increase in compensation levels	5.0-7.0%	5.1%	5.1%
Rate of return on plan assets	7.0%	5.2%	6.7%

The company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. Unrecognized actuarial loss is amortized over the average remaining service period of the active employees expected to receive benefits under the Plan.

The company contributes all ascertained liabilities to the Infosys Technologies Limited Employees’ Gratuity Fund Trust. In case of Progeon, contributions are made to the Progeon Employees’ Gratuity Fund Trust. Trustees administer contributions made to the trust and contributions are invested in specific designated instruments as permitted by Indian law and investments are also made in mutual funds that invest in the specific designated instruments. As of March 31, 2005, all of the plan assets are invested in debt securities.

The company’s overall expected long-term rate-of-return-on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. Historical returns during fiscal 2003, 2004 and 2005 have not been lower than the expected rate of return on plan assets estimated for those years.

Accumulated benefits obligation was $7 million and $10 million as of March 31, 2004 and 2005.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

(Dollars in millions)

Year ending March 31,
2006	$1
2007	$1
2008	$1
2009	$2
2010	$2
2011-2015	$8

The expected benefits are based on the same assumptions used to measure the company’s benefit obligations as of March 31, 2005.

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The company expects to contribute approximately $7 million to the gratuity trusts during fiscal 2006.

2.10.2 Superannuation

The company contributed $1 million, $2 million and $4 million to the superannuation plan in fiscal 2003, 2004 and 2005.

2.10.3 Provident fund

The company contributed $4 million, $6 million and $10 million to the provident fund in fiscal 2003, 2004 and 2005.

2.11 Stockholders’ equity

Infosys has only one class of capital stock referred to as equity shares. On June 12, 2004, the members of the company approved a 3:1 bonus issue on the equity shares of the company. The bonus issue has the nature of a stock split effected in the form of a stock dividend with three additional shares being issued for every share held. Bonus shares have been allotted to shareholders on July 3, 2004. The computations of basic and diluted earnings per share has been adjusted retroactively for all periods presented to reflect the change in capital structure. All references in these financial statements to number of shares, per share amounts and exercise price of stock option grants are retroactively restated to reflect stock splits made.

The rights of equity shareholders are set out below.

2.11.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.11.2 Dividends

Should the company declare and pay dividends, such dividends will be paid in Indian Rupees. Indian law mandates that any dividend be declared out of distributable profits only after the transfer of a specified percentage of net income computed in accordance with current regulations to a general reserve. Moreover, the remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

2.11.3 Liquidation

In the event of liquidation of the company, the holders of common stock shall be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. The amounts will be in proportion to the number of equity shares held by the stockholders.

2.11.4 Stock options

There are no voting, dividend or liquidation rights to the holders of warrants issued under the company’s stock option plans.

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.12 Preferred stock of subsidiary

Infosys holds a majority of the equity share capital of Progeon. The equity shares have been issued to Infosys as per the terms of the stock subscription agreement signed in April 2002, between Infosys, Citicorp International Finance Corporation (CIFC) and Progeon. 12,250,000 equity shares have been issued to Infosys in each of April 2002 and March 2004 for an aggregate consideration approximating $5 million. Pursuant to the agreement, CIFC has been issued 4,375,000 (0.0005%) cumulative convertible preference shares in each of June 30, 2002 and March 31, 2004 for an aggregate consideration approximating $20 million.

Unless earlier converted pursuant to an agreement in this behalf between the company and CIFC, these cumulative convertible preference shares shall automatically be converted into equity shares upon the earlier of, (i) one year prior to Progeon’s initial public offering (IPO) date, (ii) June 30, 2005, or (iii) at the holder’s option, immediately upon the occurrence of any Liquidity Event. The term “Liquidity Event” includes any of a decision of the Board of Directors of Progeon to make an IPO, merger, reconstruction, capital reorganization or other event which, in the sole opinion of the holder of the convertible preference shares, amounts to an alteration in the capital structure of Progeon. Each preference share is convertible into one equity share of par value $0.20 each. Indian law requires redemption of preference shares within a period of 20 years.

2.13 Non-operating income

In fiscal 2005, the Company sold its investment in Yantra Corporation. The carrying value of the investment in Yantra Corporation was completely written down in fiscal 1999. Consideration received from the sale resulted in a gain of $11 million. There is a further consideration of $1 million, subject to contractual contingencies, receivable by April 2006. No gain has been recognized on the contingent portion.

Other income, net, consists of the following:

(Dollars in millions)

	Year ended March 31,
	2003	2004	2005
Interest income	$17	$18	$17
Income from mutual fund investments	—	4	9
Exchange gains/(losses), net	4	8	(2)
Provision for investments	(3)	(2)	—

	$18	$28	$24

In fiscal 2003, the company provided for write-downs to investments in the aggregate amount of approximately $3 million. These included $1.5 million each for investments in Asia Net Media BVI Limited and Workadia Inc. The provisions during fiscal 2004 include write-downs to investments in CiDRA Corporation of $1.5 million, and $0.4 million toward investment in Stratify Inc. These write-downs were required due to the non-temporary impact of adverse market conditions on these entities’ business models and contemporary transactions on the securities of the entities which have been indicative of their current fair value.

2.14 Operating leases

The company has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expenses for operating leases in fiscal 2003, 2004 and 2005 were $6 million, $9 million and $9 million.

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below.

(Dollars in millions)

Year ending March 31,
2006	$6
2007	6
2008	6
2009	4
2010	3
Thereafter	6

Total	$31

2.15 Research and development

Research and development expenses were $3 million, $9 million and $17 million for fiscal 2003, 2004 and 2005.

2.16 Employees’ Stock Offer Plans (ESOP)

In September 1994, the company established the 1994 plan, which provided for the issue of 24,000,000 warrants, as adjusted, to eligible employees. The warrants were issued to an employee welfare trust (the Trust). In 1997, in anticipation of a share dividend to be declared by the company, the Trust exercised all warrants held by it and converted them into equity shares. As and when the Trust issued options/stock to eligible employees, the difference between the market price and the exercise price was accounted as deferred stock compensation expense and amortized over the vesting period. Such amortized deferred compensation expense was $5 million and $3 million for fiscal 2003, and 2004 respectively. The 1994 plan lapsed in fiscal 2000, and consequently no further shares will be issued to employees under this plan.

1998 Employees Stock Offer Plan (the 1998 Plan): The company’s 1998 Plan provides for the grant of non-statutory stock options and incentive stock options to employees of the company. The establishment of the 1998 Plan was approved by the board of directors in December 1997 and by the stockholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 5,880,000 equity shares representing 5,880,000 ADS to be issued under the 1998 Plan. Unless terminated sooner, the 1998 Plan will terminate automatically in January 2008. All options under the 1998 Plan will be exercisable for equity shares represented by ADSs. The 1998 Plan is administered by a Compensation Committee comprising four members, all of who are independent directors on the Board of Directors. All options under the 1998 Plan are exercisable for equity shares represented by ADSs.

1999 Stock Offer Plan (the 1999 Plan): In fiscal 2000, the company instituted the 1999 Plan. The stockholders and the Board of Directors approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 26,400,000 equity shares to employees. The 1999 Plan is administered by a Compensation Committee comprising four members, all of who are independent directors on the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the fair market value (FMV). Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in a general meeting. All options under the 1999 plan are exercisable for equity shares.

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The options under the 1998 Plan and 1999 Plan vest over a period of one through four years and expire five years from the date of completion of vesting.

The activity in the warrants/equity shares of the 1994, 1998 and 1999 ESOP in fiscal 2003, 2004 and 2005 are set out below.

	2003		2004		2005
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price	Shares arising Out of options	Weighted average exercise price
1994 Option plan:
Outstanding at the beginning of the period	1,285,600	—	1,272,800	—	1,266,400	—
Granted	—	—	—	—	—	—
Forfeited	(12,800)	$0.3	(6,400)	$0.3	—	—
Exercised	—	—	—	—	(1,266,400)	$0.3

Outstanding at the end of the period	1,272,800		1,266,400		—

1998 Option plan:
Outstanding at the beginning of the period	4,524,988	—	5,006,812	—	3,871,008	—
Granted	1,160,400	$31	191,800	$24	—	—
Forfeited	(499,496)	$23	(809,864)	$38	(230,918)	$42
Exercised	(179,080)	$12	(517,740)	$15	(585,800)	$36

Outstanding at the end of the period	5,006,812		3,871,008		3,054,290

Exercisable at the end of the period	1,260,008		1,543,504		1,920,642
Weighted-average fair value of options granted during the period	—	$8	—	$6	—	—

1999 Option plan:
Outstanding at the beginning of the period	18,675,260	—	20,244,684	—	18,362,120	—
Granted	2,467,400	$20	771,200	$17	—	—
Forfeited	(849,264)	$24	(1,579,592)	$25	(886,658)	$26
Exercised	(48,712)	$14	(1,074,172)	$18	(3,420,525)	$22

Outstanding at the end of the period	20,244,684		18,362,120		14,054,937

Exercisable at the end of the period	4,890,556		8,448,480		9,579,297
Weighted-average fair value of options granted during the period	—	$9	—	$7		—

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes information about stock options outstanding as of March 31, 2005.

		Options Outstanding		Options Exercisable
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life in years	Weighted average exercise price	No. of shares arising out of options	Weighted average exercise price
1998 Plan
9-25	773,955	4.7	$20	338,579	$18
26-50	1,818,495	4.6	$39	1,120,223	$44
51-75	195,640	3.6	$60	195,640	$60
76-100	209,200	3.1	$81	209,200	$81
101-165	57,000	2.9	$130	57,000	$130

	3,054,290			1,920,642

1999 Plan
13-25	8,411,661	4.5	$19	4,181,121	$20
26-50	5,574,476	3.8	$35	5,329,376	$35
51-70	68,800	2.9	$54	68,800	$54

	14,054,937			9,579,297

Progeon’s 2002 Plan provides for the grant of stock options to its employees and was approved by its board of directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee whose members are directors of Progeon. The 2002 Plan provides for the issue of 5,250,000 equity shares to employees, at an exercise price, which shall not be less than the FMV. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of Progeon in general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances. All options granted have been accounted for as a fixed plan.

The activity in Progeon’s 2002 Plan in fiscal 2003, 2004 and 2005 are set out below.

	2003		2004		2005
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
2002 Option plan:
Outstanding at the beginning of the period	—		1,801,175		3,124,625
Granted	1,801,175	$0.69	1,401,150	$1.39	432,900	$2.65
Forfeited	—		(77,700)	$0.79	(327,357)	$1.52
Exercised	—		—	—	(113,650)	$0.72

Outstanding at the end of the period	1,801,175	$0.69	3,124,625	$1.00	3,116,518	$1.18

The weighted average fair value of options granted by Progeon during fiscal 2003, 2004 and 2005 were $0.30, $0.60 and $1.01, respectively.

The outstanding options of Progeon as of March 31, 2005 have a weighted average remaining contractual life of 1.9 years. 662,191 options were exercisable as of March 31, 2005 with a weighted average exercise price of $0.90.

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.17 Income taxes

The provision for income taxes in the income statement comprises:

(Dollars in millions)

	Year ended March 31,
	2003	2004	2005
Current taxes
Domestic taxes	$19	$10	$20
Foreign taxes	25	40	55

	44	50	75

Deferred taxes
Domestic taxes	(1)	1	—
Foreign taxes	(1)	—	(3)

	(2)	1	(3)

Aggregate taxes	$42	$51	$72

All components of the aggregate taxes of $42 million, $51 million and $72 million for fiscal 2003, 2004 and 2005 are allocated to the continuing operations of the company. Tax benefits of $3 million and $10 million earned on exercise of employee stock options have been credited to additional paid in capital during fiscal 2004 and fiscal 2005.

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities, and a description of the financial statement items that created these differences are as follows:

(Dollars in millions)

	As of March 31,
	2004	2005
Deferred tax assets:
Property, plant and equipment	$6	$8
Allowances on trade accounts receivable	1	1
Investments	3	1
Compensated absences and other accruals	1	1

	11	11
Less: Valuation allowance	(2)	(1)

	9	10

Deferred tax liabilities
Gains on foreign exchange forward contracts	(1)	—
Intangible assets	(1)	—

	(2)	—

Net deferred tax assets	$7	$10

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the company will realize the benefits of those deductible differences, net of the existing valuation allowance at March 31, 2005. The valuation allowance relates to investments. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

At April 2002, the valuation allowance was $1 million. The valuation allowance increased by $1 million during the year ended March 31, 2004. The valuation allowance decreased by $1 million during the year ended March 31, 2005.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below.

(Dollars in millions)

	Year ended March 31,
	2003	2004	2005
Income before income taxes	$237	$321	$491
Enacted tax rates in India	36.75%	35.88%	36.59%

Computed expected tax expense	$87	$115	$180

Tax effect due to non-taxable income for Indian tax purposes	(51)	(78)	(126)
Effect of differential foreign tax rates	3	7	9
Others	3	7	9

Aggregate taxes	$42	$51	$72

The provision for foreign taxes is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as “Software Technology Parks” (the STP Tax Holiday). The Government of India has amended the tax incentives available to companies set up in designated STPs. The period of the STP Tax Holiday available to such companies is restricted to ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The tax holidays on all facilities under STPs expire in stages by 2009.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch’s net profit during the year is greater than the increase in the net assets of the U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. At March 31, 2005, Infosys’ US branch net assets amounted to approximately $187 million. The company has not triggered the BPT and intends to maintain the current level of its net assets in the US, as it is consistent with its business plan. Accordingly, a BPT provision has not been recorded.

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.18 Earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Year ended March 31,
	2003	2004	2005
Basic earnings per equity share – weighted average number of common shares outstanding excluding unallocated shares of ESOP	262,284,008	262,780,308	266,901,033
Effect of dilutive common equivalent shares – stock options outstanding	3,632,028	4,385,928	6,689,380

Diluted earnings per equity share – weighted average number of common shares and common equivalent shares outstanding	265,916,036	267,166,236	273,590,413

Options to purchase 678,590 shares under the 1998 Plan and 2,107,416 shares under the 1999 Plan were not considered for calculating diluted earnings per share for fiscal 2005 as their effect was anti-dilutive.

The computation of basic and diluted earnings per share has also been adjusted retroactively for all periods presented to reflect the change in capital structure. See Note 2.11

2.19 Derivative financial instruments

The company enters into foreign exchange forward contracts where the counterparty is generally a bank. The company considers the risks of non-performance by the counter party as non-material. Infosys held foreign exchange forward contracts of $149 million and $353 million as of March 31, 2004 and 2005, respectively. The foreign exchange forward contracts mature between one to 12 months.

2.20 Segment reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company’s operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments. The Chief Operating Decision Maker evaluates the company’s performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the summary of significant accounting policies.

Industry segments for the company are primarily financial services comprising enterprises providing banking, finance and insurance services, manufacturing enterprises, enterprises in the telecommunications (telecom) and retail industries, and others such as utilities, transportation and logistics companies. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India.

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue in relation to segments is categorized based on items that are individually identifiable to that segment, while expenditure is categorized in relation to the associated turnover of the segment. Allocated expenses of the geographic segments include expenses incurred for rendering services from the company’s offshore software development centers and on-site expenses. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and adjusted only against the total income of the company.

Fixed assets used in the company’s business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.20.1 Industry segments

(Dollars in millions)

Year ended March 31, 2003	Financial services	Manufacturing	Telecom	Retail	Others	Total

Revenues	$283	$124	$114	$86	$147	$754
Identifiable operating expenses	114	50	38	27	55	284
Allocated expenses	81	33	31	23	39	207

Segmental operating income	88	41	45	36	53	263

Unallocable expenses						44

Operating income						219
Other income, net						18

Income before income taxes						237
Provision for income taxes						42

Net income						$195

Year ended March 31, 2004	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$389	$157	$176	$124	$217	$1,063
Identifiable operating expenses	164	68	73	46	91	442
Allocated expenses	103	39	45	31	55	273

Segmental operating income	122	50	58	47	71	348
Unallocable expenses						55

Operating income						293
Other income, net						28

Income before income taxes						321
Provision for income taxes						51

Net income						$270

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year ended March 31, 2005	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$549	$231	$295	$155	$362	$1,592
Identifiable operating expenses	232	99	122	63	142	658
Allocated expenses	147	55	71	37	102	412

Segmental operating income	170	77	102	55	118	522
Unallocable expenses						66

Operating income						456
Gain on sale of long term investment						11
Other income, net						24

Income before income taxes						491
Provision for income taxes						72

Net income						$419

2.20.2 Geographic segments

(Dollars in millions)

Year ended March 31, 2003	North America	Europe	India	Rest of the World	Total

Revenues	$550	$133	$16	$55	$754
Identifiable operating expenses	218	47	4	16	285
Allocated expenses	150	36	6	15	207

Segmental operating income	182	50	6	24	262
Unallocable expenses					43

Operating income					219
Other income, net					18

Income before income taxes					237
Provision for income taxes					42

Net income					$195

Year ended March 31, 2004	North America	Europe	India	Rest of the World	Total

Revenues	$757	$204	$14	$88	$1,063
Identifiable operating expenses	318	83	4	37	442
Allocated expenses	193	52	4	24	273

Segmental operating income	246	69	6	27	348
Unallocable expenses					55

Operating income					293
Other income, net					28

Income before income taxes					321
Provision for income taxes					51

Net income					$270

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year ended March 31, 2005	North America	Europe	India	Rest of the World	Total
Revenues	$1,038	$355	$30	$169	$1,592
Identifiable operating expenses	433	141	7	77	658
Allocated expenses	258	84	7	64	413

Segmental operating income	347	130	16	28	521
Unallocable expenses					65

Operating income					456
Gain on sale of long term investment					11
Other income, net					24

Income before income taxes					491
Provision for income taxes					72

Net income					$419

2.20.3 Significant clients

No client individually accounted for more than 10% of the revenues in fiscal 2003, 2004 and 2005.

2.21 Litigation

The company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. Legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the company.

2.22 Commitments and contingencies

The company has outstanding performance guarantees for various statutory purposes totaling $2 million and $4 million as of March 31, 2004 and 2005. These guarantees are generally provided to governmental agencies.

2.23 Tax contingencies

On April 15, 2005, the company received a demand from the Indian tax authorities for payment of additional tax of $11 million, including interest of $3 million, upon completion of their tax review for fiscal 2002. The tax demand is mainly on account of disallowance of a portion of the deduction to its taxable income under Indian law claimed by the company under Section 10A of the Income-tax Act. Deduction under Section 10A of the Income-tax Act is determined by the ratio of “Export Turnover” to “Total Turnover”. The disallowance arose from certain expenses incurred in foreign currency being reduced from Export Turnover but not also reduced from Total Turnover.

The company intends to contest the demand and management, including its tax advisers, believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company’s financial position and results of operations.

Bangalore

Mangalore

Chennai

Melbourne

Hyderabad

Pune

Infosys®

POWERED BY INTELLECT
DRIVEN BY VALUES

Fremont

Global Development Centers

Bhubaneswar

Mysore

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information in this prospectus is current only as of its date.

Infosys Technologies Limited

14,000,000 American

Depositary Shares

Representing

14,000,000 Equity Shares

Citigroup

Deutsche Bank Securities

Goldman Sachs (Asia) L.L.C.

UBS Investment Bank

ABN AMRO Rothschild LLC

Banc of America Securities LLC

Nomura International